Form 40-F
period 2002-08-31
SHAW COMMUNICATIONS INC
filed 2002-11-20
CIK 932872

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2002

Commission file number 333-7582

Shaw Communications Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English (if Applicable))

Alberta, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

4841

(Primary Standard Industrial Classification Code Number (if Applicable))

N/A

(I.R.S. Employer Identification Number (if Applicable))

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4 (403-750-4500)

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 1633 Broadway, New York, NY 10019 (212) 664-1666

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

8.45% Canadian Originated Preferred Securities (Series A “COPrS”)	New York Stock Exchange

Class B Non-Voting Participating Shares	New York Stock Exchange

8.5% Canadian Originated Preferred Securities (“COPrS”)	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8.54% Series B Capital Securities
8.25% Senior Notes due 2010
7.25% Senior Notes due 2011
7.20% Senior Notes due 2011

(Title of Class)

     For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Participating Shares — 11,373,972
Class B Non-Voting Participating Shares — 220,473,552

     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “ Exchange Act” ). If “ Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐ 82-	No ☒

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

SHAW COMMUNICATIONS INC.

ANNUAL REPORT 2002

REPORT TO SHAREHOLDERS
MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS’ REPORT
Financial Statements
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Inventories
Five Years in Review
Cable and Internet Statistics
Shareholder Information
Corporate Information
SHAW COMMUNICATIONS INC. CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER
SHAW COMMUNICATIONS INC. CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

Shaw Communications Inc.

ANNUAL REPORT 2002
August 31, 2002

In our ongoing efforts to contain costs, Shaw Communications Inc. no longer publishes a formal annual report. This document contains the Report to Shareholders, Management Discussion and Analysis and its Financial Statements for fiscal 2002.

The Annual General Meeting of Shareholders will be held on December 4, 2002 at 11:00 am at the Hyatt Regency Hotel, 700 Centre Street SE, Calgary, Alberta.

Shaw Communications Inc.

REPORT TO SHAREHOLDERS
August 31, 2002

Shaw Communications Inc. (“Shaw”) has faced a challenging year in the face of a dramatically changing business environment. Our past achievements have built the foundation for success in meeting the new demands of this changed environment. We now have approximately 2.9 million video and 770,000 Internet customers. Further, we built and enhanced the quality, depth and capacity of our plant and network infrastructure. The plant is now fully digital, 98% is two-way capable, 50% is 750 digital, the other 50% is 550 digital and our node size accommodates an average of approximately 1,100 homes. As well, we developed our own Internet distribution network and data center. Moreover, we raised sufficient financing to provide us with access to approximately $1 billion of available credit facilities. The foundation of a solid customer base, high quality plant and high liquidity has paved the way to meet our primary goal of obtaining and growing free cash flow.

Operations
Fiscal 2002 was a watershed in Shaw’s history, reflective of the changing focus in our industry. Previously, our key business metrics were subscriber growth and operating income before amortization. Historically, we have been extremely successful in ramping up the number of Internet, digital and direct-to-home (“DTH”) customers to commercially robust levels. Today, our stakeholders now demand strong growth in free cash flow. With the build-up of our strong customer base, we can now focus on the task at hand. As announced in our second quarter, our two key areas of focus are improving operating income before amortization and effectively managing capital expenditures. Our focus has generated results. Since we implemented the change, over the last six months of the year, we improved free cash flow by $324 million for the cable, Internet and Big Pipe division (the “Cable” division). Of this amount, $59 million or a 21% improvement was generated through operating income before amortization. The remainder of the increase of approximately $265 million was generated through capital expenditure reductions. In the fourth quarter we achieved breakeven free cash flow even with the inclusion of a one-time $15 million expenditure on our second Internet data center. Based on present conditions, our goal is to increase free cash flow in the Cable division to $105 million in 2003 compared to a free cash flow deficit of $349 million this year. To meet our goal, our principal targets are to grow operating income before amortization from $609 million this year to $710 million in 2003 and to reduce capital expenditures from $683 million this year to $335 million in 2003. We define free cash flow as operating income before amortization less: interest, entitlements on equity instruments, cash taxes, capital expenditures and equipment subsidies.

Our focus is becoming evident in DTH (Star Choice) and satellite services (the “Satellite” division) as well. For the first time in its history, Star Choice achieved positive operating income before amortization on a quarterly basis in the third quarter of this year. This is a major turning point considering Star Choice’s previous operating losses of $58 million and $72 million in fiscal 2001 and 2000 respectively. For fiscal 2003, we anticipate that Star Choice will generate positive operating income before amortization of $60 million. We expect the Satellite division to achieve free cash flow on a run-rate basis in fiscal 2004.

How have we done this? First, we grew our customer base in both Internet and DTH and introduced new products and services in cable. Second, we increased prices of DTH, cable and Internet. Third, we restructured our operations which resulted in a reduction of employment levels by approximately 800 employees and contractors. Fourth, we introduced a number of top-to-bottom cost reduction programs that ranged from cell phones to travel. And finally, we implemented a capital expenditure committee, which includes the CEO and President. The committee prioritizes capital expenditures and ensures that our capital is scaled to meet our customer growth and to enhance the quality of our infrastructure. We have implemented these changes without compromise to our number one concern — quality customer service.

Strong financial position
In the immediate term, Shaw has access to approximately $1 billion of available credit facilities. Adding to our liquidity is the potential sale of our US cable systems for anticipated proceeds of approximately $300 million.

Shaw Communications Inc.

REPORT TO SHAREHOLDERS
August 31, 2002

The financial outlook for the next five years is very positive as we believe we can generate in excess of $1 billion in free cash flow from operations on a consolidated basis. This outlook is based on a conservative growth assumption in the Cable division of 5% per year for operating income before amortization for the years 2004 — 2007 and average capital expenditures of approximately $285 million per year for the years 2003 — 2007. The outlook Satellite division is based on operating income before amortization growing 300% from 2003 — 2007 and subscriber growth of 430,000 (an average of 86,000/year) over the same period. Based on the foregoing and the existing Shaw credit facilities, we should not have to access the debt capital market during the next five years.

Future growth
Growth in profitability and free cash flow can come in many forms; acquisitions, subscriber growth, price increases, sale of new services and reduction of costs. Although our subscriber growth slowed in the last half of fiscal 2002, our start to fiscal 2003 indicates promising results. The changes in our promotional programs and the Back-to-School campaign have generated growth in September of 17,000 Internet and 6,000 basic cable customers. With respect to price increases, Star Choice implemented a $3 price increase September 1, 2002 for most of its customers. Effective October 2002, all of our Class 1 cable systems will be rate deregulated, and in January 2003, we will increase basic rates by an average of $2 per month which will impact approximately 300,000 customers. These customers have not had a price increase in five years and on average pay $3 per month less than customers using competitive services. In respect of new services, in September 2002, Shaw launched Video-On-Demand (“VOD”) in Calgary. Shaw will be looking for bundling opportunities with VOD, Internet and digital services to provide further incentive to customers to stay and grow with Shaw. Finally, with respect to reduction of costs, we are still in pencil sharpening mode and have continued to implement numerous cost-cutting initiatives. For example, effective September 2002, Shaw revamped its vehicle lease and auto allowance program for employees which will generate annualized savings of over $1 million.

We believe that our strategy of achieving growth in free cash flow will deliver value to all our stakeholders. We have confidence in our primary asset, the quality people that embody the Shaw culture.

[Signed] JR Shaw Executive Chair	[Signed] Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2002

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. All per share amounts reflect common per share amounts, and are based on unrounded amounts. Percentage changes are based on unrounded amounts.

Sarbanes-Oxley Act
As required by Section 302(a) of the Sarbanes-Oxley Act of 2002 (the “Act”), Shaw’s CEO and CFO will be certifying Shaw’s annual report. As part of such certification, the CEO and CFO must certify that they are responsible for establishing and maintaining disclosure controls to ensure material information with respect to Shaw and its subsidiaries is made known to them and that they have evaluated the effectiveness of Shaw’s disclosure controls and procedures as of a date within 90 days prior to filing Shaw’s annual report. Disclosure controls and procedures ensure that information required to be disclosed by Shaw in its annual report is recorded, processed, summarized and reported, within the time periods required. Shaw has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices, including the constitution of a disclosure committee composed of members of senior management. Based upon its most recently completed evaluation, Shaw is satisfied that its disclosure controls and procedures are effective to ensure full and timely public disclosure.

Outline
Management’s Discussion and Analysis is presented in five sections as follows:

The first section is entitled “I. Introduction to our Business” and discusses critical accounting policies, transactions with related and other parties, new accounting standards, changes in accounting presentation and known events, trends, risks and uncertainties. The second section, entitled “II. Results of Operations”, analyzes the results of operations, first on a consolidated basis and then for each of our business segments. For the purposes of this discussion, the operations of Shaw Communications Inc. (“Shaw” or “the Company”) and the financial results relating to its operations have been reported in three segments: (i) “Cable” which refers to Shaw’s cable television services, Shaw’s Internet access service and national fiber backbone for broadband Internet services; (ii) “DTH (Star Choice)” which refers to Shaw’s direct-to-home (“DTH”) satellite services primarily provided to residential customers; and (iii) “Satellite services” which refers to Shaw’s satellite uplink, satellite relay distribution undertakings (“SRDU”) and other satellite services provided to business customers. The third section, entitled “III. Financial Position” addresses the changes in the financial condition of the balance sheet compared to the prior year. The fourth section is entitled “IV. Consolidated Cash Flow Analysis” and the final section is entitled “V. Liquidity and Capital Resources”.

I. INTRODUCTION TO OUR BUSINESS

Critical Accounting Policies
An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. We focus your attention to the following critical accounting policies:

Revenue recognition
Revenue is considered earned as the performance of the work is accomplished, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from

MANAGEMENT’S DISCUSSION AND ANALYSIS

rendering the service. Revenue from cable, Internet and satellite customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses. Revenue includes subscriber connection fees. The recognition of revenue is appropriate, as the performance of the installation is completed and is measurable. In addition, it provides appropriate matching of the subscriber connection fees to the initial selling expenses and related administrative and general office expenses incurred in respect of the installation. Subscriber connection and installation costs are capitalized as part of the distribution system as the service potential of our distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue. The sale of DTH receiving equipment and subscription for service are considered one transaction to generate future revenue. Therefore, the sale of DTH receiving equipment is recognized only when subscriber service is activated. Satellite service and telecommunications revenue is recognized in the period in which the services are rendered to customers.

Property, plant and equipment — capitalization of direct labour and overhead
As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to Plant, Property and Equipment, capitalization of costs include the consideration expended to acquire, construct, develop or better an item of property, plant and equipment and includes all costs directly attributable to the acquisition, construction, development or betterment of the assets including installing it at the location and in the condition necessary for its intended use. Costs would include installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. The cost of an item of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The cost to enhance the service potential of an item of property, plant and equipment is considered a betterment. Service potential may be enhanced where there is an increase of the previously assessed physical output or service capacity, associated operation costs are lowered, the life or useful life is extended, or the quality of output is improved. Costs incurred in the maintenance of the service potential of an item of property, plant and equipment are expensed as incurred.

We capitalize direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of our plant through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred. Although interest costs may be capitalized during construction, it is Shaw’s policy not to capitalize interest. In addition, Shaw does not capitalize the internal direct labour and direct overhead costs incurred on the construction of buildings, as it is not a major portion of our business activity.

We capitalize costs in three principal areas:

1.	Corporate engineering, which is primarily involved in overall planning and development of the cable/Internet infrastructure. Labour and overhead costs directly related to this activity are capitalized as the activities directly relate to the planning and design of the construction of our distribution system.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet infrastructure. Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of our distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, decrease of node sizes, and upgrades of the plant to 750 digital.

3.	Subscriber related activities such as installation of new drops, satellite dishes and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of a capital asset (e.g. wiring, dishes, filters, software, etc.) which enhance the service potential of our distribution system through the ability to charge future service revenues. Costs associated with service calls, collection, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. More so, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors that is used on construction. For example, beginning in fiscal 2002, we directly employed unit based employees (“UBEs) that were involved in customer installations, ongoing plant upgrades and a portion of new builds. The use of UBEs increases the quality and efficiency of the work performed. In previous years, this work was performed by third party contractors.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, all of the labour and direct overhead of the construction department is capitalized by the very nature of the activity performed by that department. Capitalization is also based on reference to piece rate work performed by UBEs which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

Deferred charges — deferred marketing costs and equipment subsidies
Under Canadian generally accepted accounting principles (“GAAP”), expenses that are linked to revenue generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized.

Deferred marketing costs:

Shaw defers and amortizes costs to launch new services and to position Shaw in new markets that have been acquired over the estimated period of benefit of two years. Shaw incurs significant marketing costs during the first few months of the launch of new services, such as new digital tier launches. These costs are often incurred during our free trial periods. We therefore benefit from this initial cost in future periods as customers adopt the new services after the trial periods. Our experience indicates that it takes approximately two years for the adoption of new services to reach maturity level. Therefore, we match the costs of the launch of the new services to the adoption period in which the revenues from the new services will be recognized.

Equipment subsidies:

We subsidize the cost of equipment sold to subscribers to access subscription cable and DTH services. This activity creates an asset in the form of a customer which generates future revenues. Since both the customer and the Company make an investment, a relationship is created that provides future value for both. This relationship has resulted in a lower rate of turnover which also adds value. The sale of the equipment and subscription for service is considered as one transaction. Accordingly, our policy of amortizing the subsidies over a future period matches the cost of the subsidy with the anticipated future revenues generated from the customer subscription. Although each customer signs a service agreement, the term is not specified. Accordingly, we have considered our customer churn rate in determining that the amortization period of two years is reasonable. Our actual churn rate could justify a longer amortization period, but we have selected a more conservative period to account for uncertainty related to potential changes in our competitive environment.

The amortization of equipment subsidies and deferred marketing costs is included in the amortization line of the Statement of Income (Loss) and is disclosed in Note 7 to the Consolidated Financial Statements. The cost of the subsidies is also highlighted in our segmented results in Note 15 to the Consolidated Financial Statements.

Under US GAAP, marketing costs and equipment subsidies are expensed as incurred. We recognize the CDN — US GAAP difference on deferred equipment subsidies and marketing costs in Note 21 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset impairment
All long-lived assets, including broadcast licences and goodwill, investments in unconsolidated entities and capital assets are evaluated for impairment. We compare the recovery of broadcast licences and goodwill and capital assets against discounted cash flows. Investments are compared to quoted market values where available or estimated net realizable value and are reviewed to determine whether such impairment is other than temporary. An impaired asset is written down to its estimated fair market value based on the best information available. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in these cash flows are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to the competitive environment could result in impairment of these assets.

Future income taxes
We have recognized future income tax assets in respect of losses of certain of Shaw’s subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. We have evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on our ability to reorganize our corporate structure to accommodate use of taxable losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax-planning strategies could result in impairment of these assets.

Commitments and contingencies
We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments when a loss is probable and capable of being estimated. Our contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and premises in the normal course of business. Significant changes in our assumptions as to the likelihood and estimates of the amount of a loss could result in further recognition of a liability.

Equity instruments
We have the ability to satisfy interest and redemption obligations on various financial instruments through the issuance of Class B Shares. As the satisfaction of the obligations by cash versus equity is subject to our discretion, we have included these instruments in shareholders’equity and any payments thereon, net of taxes, are recorded as dividends. Under US GAAP, these instruments would be classified as debt and interest thereon would be recorded as interest expense. We recognize the CDN-US GAAP difference on equity instruments in Note 21 to the Consolidated Financial Statements.

Refer to Note 1 to the Consolidated Financial Statements for additional information on our accounting policies and to Note 21 to the Consolidated Financial Statements for additional information on CDN-US GAAP differences.

Transactions with Related and Other Parties
Refer to Note 18 to the Consolidated Financial Statements for information on related party transactions.

New Accounting Standards
Adoption of new policies in the current year
During the first quarter, Shaw adopted the recommendations of the CICA with respect to Goodwill and Other Intangible Assets. Under the new standard, goodwill and identifiable intangibles with indefinite useful lives are no longer amortized but are subject to an annual review for impairment. Reviews conducted March 1, 2002 and August 31, 2002, which assessed amounts allocated to broadcast licences and goodwill, concluded that no provisions for impairment were necessary. Accordingly, no amortization has been recorded this year on these intangibles. If this change were applied to the prior year’s results, the net loss for the year ended August 31, 2001 would have decreased by $52 million to $95 million and the net income for the year ended August 31, 2000 would have increased by $20 million to $153 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adoption of new policies in fiscal 2003
We will be adopting recent Canadian accounting pronouncements in fiscal 2003. These are fully described in Note 1 to the Consolidated Financial Statements.

Changes in accounting presentation
This year, the Company retroactively changed the income statement classification of the discounts given to dealers who distribute DTH receiving equipment to be consistent with other practices throughout the Company. Prior to 2002, discounts were reported in expense and equipment revenue was recorded on a gross basis. The discount is now netted against revenue. As a result, DTH revenue and expenses have decreased by $25.6 million, $35.0 million and $11.0 million for 2002, 2001 and 2000 respectively.

Known Events, Trends, Risks and Uncertainties
Below is an analysis of known events, trends, risks and uncertainties that could cause reported financial information to not necessarily be indicative of future operating results or of future financial position.

The principal risks to which we are exposed are:

•	Competition and technological change, including change in regulatory risks

•	Interest rate, foreign exchange and market value risks

•	Contingencies

•	Uninsured risks of loss

Competition and technological change
Shaw’s businesses currently face competition from entities utilizing other existing communications technologies and may face competition in the future from other technologies being developed or to be developed. Recent regulatory and public policy trends also generally favour the emergence of a more competitive environment in Canada.

CABLE TELEVISION

Shaw’s cable television systems compete with the direct reception by antenna of over-the-air local and regional broadcast television signals, and either currently compete or may in the future compete with other distributors of television signals to homes for a fee, including DTH satellite services, satellite master antenna systems (“SMATV”), multichannel, multipoint distribution systems (“MMDS”), other competitive cable television undertakings and telephone companies offering video service.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licenced operators, Star Choice and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved rapid subscriber growth and together provide service to approximately 2 million Canadian households. In addition, grey and black market DTH providers (i.e. providers of U.S.-based digital DTH programming services obtained in Canada without authorization from the CRTC) also provide competitive services. The Supreme Court of Canada recently held that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service.

MMDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MMDS applications to compete with cable television service in given service areas. In particular, the CRTC has granted licences to Skycable Inc. and Image Wireless Communications to provide MMDS in certain cable service areas in Manitoba, Saskatchewan and British Columbia. The CRTC has also issued licences to Look TV and Look Télé to operate MMDS undertakings in southern Ontario and in Quebec and eastern Ontario, respectively. Look TV recently emerged from protection from its creditors under the Companies’Creditors Arrangement Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In recent years, the CRTC has also licenced a number of competitive cable television undertakings to operate within the authorized service areas of incumbent cable licencees. One of these competitive undertakings, Novus Entertainment, operates within one of Shaw’s licenced service areas in Vancouver. Another competitive undertaking, Suite Systems Inc., has been licenced to operate within a number of Shaw’s licenced service areas in western Canada, including Calgary and Edmonton, but recently requested that the CRTC revoke its licence, as it no longer intends to commence operations.

Since 1998, telephone companies have been eligible to hold full scale broadcasting distribution licences from the CRTC. To date, four telephone companies, Alliant Telecom Inc., Télébec, Manitoba Tel and SaskTel, operating in the provinces of New Brunswick and Nova Scotia, Québec, Manitoba and Saskatchewan, respectively, have been granted broadcasting distribution licences by the CRTC. Telus Corporation has also recently applied to the CRTC for a broadcasting licence to serve parts of Alberta and British Columbia.

To date, none of these competitors has had a material impact on Shaw’s cable television operations. However, there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations. Almost all of Shaw’s cable systems are concentrated in major urban markets having favourable demographics and growth potential, with the remainder in smaller clusters, linked via fiber optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to take advantage of its existing infrastructure to expand the range and quality of its services and to expand its programming and communication service offerings.

INTERNET

There are a number of different types of Internet service providers (“ISPs”) offering residential and business Internet access services that compete with the Shaw High-Speed Internet service. These include on-line service and content providers (such as AOL Canada), independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.

Many ISPs provide telephone dial-up Internet access services that are limited to access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services). As at December 31, 2000 according to reports from the CRTC, approximately 60% of all Internet subscribers in Canada used low-speed dial-up access services, while the other 40% used high-speed services.

High-speed Internet access services are principally provided through cable modem and DSL (Digital Subscriber Line) technology. High-speed services enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology is currently provided by cable companies only, although the CRTC has authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc. and its affiliates and Telus Corporation.

The ISPs have requested access to cable companies’ facilities to use the network to deliver their services. In November 2000, the CRTC approved the rate of ISP access at $21.25 per end-user per month for Shaw. Other connection and installation charges will also apply, the rates for which are being reviewed by the CRTC. Until competing ISPs have access to high-speed access services pursuant to this third-party Internet access tariff, cable operators have been directed by the CRTC to provide access to their distribution systems to ISPs for resale at 25% discount off the lowest retail rate charged by the cable operator for these services. To date, there has not been a great deal of interest by ISPs for either third-party Internet access or resale access services.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital

MANAGEMENT’S DISCUSSION AND ANALYSIS

downloading and interactive gaming), in particular, will lead to continued, strong growth rates for high-speed Internet services such as Shaw High-Speed Internet. Longer term, Shaw anticipates that a projected proliferation of Internet devices, including smaller and less expensive personal computers, digital television sets and other Internet appliances, may accelerate demand for, and increase the value of, high-speed Internet services, benefiting Shaw and other broadband providers.

DTH

The Star Choice DTH business faces much the same competitive environment as cable television companies. Competitors include Bell ExpressVu (the only other licenced DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.

SATELLITE SERVICES

In its Canadian SRDU business, Cancom faces competition principally from Bell ExpressVu, which received an SRDU licence from the CRTC in 1999. At present, Cancom and Bell ExpressVu are the only licenced SRDU operators in Canada. Cancom also faces competition from the expansion of fiber distribution systems into territories previously only served by SRDU operators. This expansion permits delivery of distant U.S. and Canadian conventional television stations to more remote locations without the use of satellite transmission.

TELECOMMUNICATIONS

Through its Big Pipe subsidiaries, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (IP transit of data and video, Internet connectivity and services, and Internet applications infrastructure) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Big Pipe’s competitors include incumbent local exchange carriers (such as Telus and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

Interest rates, foreign exchange and market value risks
Shaw manages its exposure to floating interest rates and U.S. dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of our total swap portfolio is held by financial institutions with Standard & Poor’s ratings (or the equivalent) ranging from AA- to A-1.

Shaw has the following financial exposures to risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities of Shaw, Cancom and Big Pipe as more fully described in Note 9 to the Consolidated Financial Statements.

2.	Various Canadian and U.S. denominated senior notes and debentures with terms of varying maturities issued in the public and private markets as more fully described in Note 9 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.	Equity instruments issued in Canadian and U.S. dollars with original terms of 25-99 years as more fully described in Note 11 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the debentures and COPrS are fixed-rate obligations. Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Shaw also uses interest rate swap transactions to fix the interest rates on a portion of its bank debt. At August 31, 2002 Shaw had “swapped out” $177 million of its $680 million Canadian floating-rate bank indebtedness by means of a Canadian interest rate swap transaction entered into with a major Canadian chartered bank. The interest rate was fixed at 8.89%.

As at August 31, 2002, approximately 83% of Shaw’s consolidated long-term debt was fixed with respect to interest rates. The equity instruments are also fixed with respect to interest rates, however are subject to the foreign exchange fluctuations described below.

(b)	Foreign exchange: As the Company has grown to become Canada’s largest broadband service provider, it has accessed the U.S. capital markets for a portion of its financings. Because Shaw’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its U.S.$ denominated debt. In view of this, the Company’s policy with respect to U.S. debt is that at least 70% of the amounts maturing within the next ten years be hedged to protect against exchange fluctuations, and at August 31, 2002 approximately 82% of the maturities were hedged. The Company utilizes cross-currency interest rate transactions, where appropriate, to hedge its exposures on U.S.$ denominated bank and debenture indebtedness.

There is also an exchange risk present with respect to the U.S.$ denominated COPrS included in equity instruments which require quarterly interest payments and potential redemption in U.S. dollars. However, because of the long period of time until mandatory redemption (30 and 99 years), it is not practical to hedge these requirements. In respect of the quarterly interest payments, Shaw has entered into a five-year extendible forward U.S.$ purchase contract with a major Canadian bank whereby it buys U.S. dollars at a fixed rate on the quarterly interest payment dates to make these payments. The current agreement enables Shaw to purchase U.S. dollars at an exchange rate of $1.4078 Cdn. until March 31, 2005. The counterparty to this agreement has the option to extend this agreement for a further five years at this rate.

(c)	Market value: Shaw has a significant portfolio of shares of publicly traded Canadian and U.S. corporations. The value of these investments is subject to market risk. In order to protect against future stock market volatility, Shaw regularly monetizes some of these investments through open market sales of these investments or issuance of equity investments such as exchangeable debentures and zero coupon loans. These equity instruments result in proceeds to Shaw based upon current trading values of the related security, and upon maturity, are repayable by tendering the marketable security upon which the debentures were issued, the issuance of Shaw Class B Shares, or cash. As at August 31, 2002 approximately 67% of the carrying value of publicly traded investments or 88% of the market value of publicly traded investments as outlined in Note 5 to the Consolidated Financial Statements, have been monetized through the use of these equity instruments. Since we have the option of settling these equity instruments by delivery of the underlying investment, the respective foreign exchange risk and market risk on the equity instruments and the underlying investments are eliminated.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following tables summarize the impact of changes in the Canadian/U.S. dollar exchange rate on the unhedged portion of Shaw’s U.S. denominated debt and equity instruments.

	Change in	Change in	Change in	Impact on
	Cdn $ vs.	principal	interest	loss per
	U.S.$	amount	expense	share(1)

	($millions Cdn)
Debt	$0.01	2.0	0.2	$0.002
	$0.03	6.2	0.7	$0.006
	$0.05	10.4	1.1	$0.008

	Change in	Change in	Change in	Impact on
	Cdn $ vs.	principal	entitlement	earnings per
Equity Instruments	U.S.$	amount(2)	payments	share

	($millions Cdn)
COPrS	$0.01	3.2	N/A	N/A
	$0.03	9.5	N/A	N/A
	$0.05	15.8	N/A	N/A
SHELS	$0.01	1.2	0.03	—
	$0.03	3.6	0.08	—
	$0.05	6.0	0.13	—
Zero Coupon Loan	$0.01	0.2	0.02	—
	$0.03	0.7	0.05	—
	$0.05	1.1	0.09	—

(1)	Assumes income tax recovery of 40%. Includes interest impact and dividend entitlement impact and the amortization of the change in principal amounts that would be amortized over the remaining life of the unhedged debt.

(2)	Under Canadian GAAP, equity instruments are classified as equity and are measured using historical values and are not affected by foreign exchange rate changes. Under U.S. GAAP, equity instruments are classified as debt, and are therefore affected by foreign exchange rate changes as outlined in the table above.

Contingencies
The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. As per the discussion above of our critical accounting policies, we recognize liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2002, there were no actions, suits or proceedings pending by or against the Company or its subsidiaries which would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company. To the extent specific litigation matters have been publicly disclosed by the Company in prior reports to shareholders, management of the Company continues to view contingent losses thereunder to be unlikely.

Uninsured risks of loss
Telesat (Canada) (“Telesat”), the sole provider of satellite facilities in Canada, has publicly disclosed in the notes to its financial statements for the period ended June 30, 2002 the following:

“In August 2001, Boeing Satellite Systems (“Boeing”), the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decrease in available power on-board the satellite. Telesat’s view was that the anomaly would over time require that some of Anik F1’s transponders be turned off and advised its insurers of this fact. On July 19, 2002, Boeing advised Telesat that the amount of available power could decline beyond levels previously expected. Boeing is investigating the cause of the power loss but, at this time, cannot accurately quantify the eventual extent of the degradation. If the situation does not change, at current observed rates of power degradation, certain core services on the satellite could be affected starting in mid 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

However, Telesat will immediately begin the planning required to take the appropriate action through backup or other arrangements to provide its customers with continuous service. Telesat has insurance in place to cover such occurrences and intends to file a claim at the appropriate time. Although management believes that any claim it makes in connection with the power anomaly will be resolved successfully, there can be no assurances on the ultimate timing, amount or success of the settlement of such claim.”

Based on the above, we do not anticipate any incremental cost to the Company or disruption to our DTH and satellite service customers.

We have also been in discussions with Telesat and Industry Canada regarding a plan put forward by Satmex (a Mexican satellite operator) to launch and operate a new satellite adjacent to the satellites used by Star Choice, at a power level that would cause significant interference to Star Choice. The launch, if it proceeds, would contravene current satellite coordination agreements between Telesat and Satmex, and Canada and Mexico. The Canadian government and Telesat are directly opposed to the launch of the satellite and are taking all possible action to ensure that Satmex does not operate the satellite in a manner that interferes with Star Choice’s services. We have been advised by Industry Canada that the matter should be resolved consistent with current satellite coordination agreements and we do not anticipate any disruption to Star Choice’s services.

We are unable to obtain business interruption insurance covering damage or loss to one or more of the satellites that we use in our DTH and satellite services business. In respect of purchased transponders, we have rights to certain limited insurance proceeds which may be received by Telesat during the first five years following launch. Telesat has also made certain commitments to us for access to spare transponders on Anik F1 in the case of interruption. There is no assurance such transponders would be available. In respect of the leased transponders, we currently lease satellite capacity from Telesat on Anik E2 and Anik F1 on an unprotected preemptible service level basis (the same level as all of Telesat’s broadcast customers). Therefore, in the event of satellite failure, we will only be restored as additional capacity becomes available, unless backup stand-by systems can be arranged. Restoration of our satellite service on a U.S. satellite may require repositioning or re-pointing of consumers’receiving dishes. The consumers’level of service may be diminished or they may require a larger dish. There have been two in-orbit failures of the Anik E satellite series. One or more failures of satellites used by us could cause customers to deactivate their subscriptions or otherwise have a material adverse effect on our business and results of operations.

We self-insure our plant in our cable and Internet distribution system as the cost of insurance is generally prohibitive and in some geographic areas is not available. The risk of loss is however mitigated as most of our cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localised geographic area and therefore resulting business interruption and financial damages would be limited. Further, we have back-up disaster recovery plans in the event of plant failure and we have redundant capacity with respect to certain portions of our system. In the past, we have successfully recovered from damages caused by natural disasters, without significant cost or disruption of service.

MANAGEMENT’S DISCUSSION AND ANALYSIS

II. RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2002 CONSOLIDATED RESULTS

	2002	2001	2000

($000’s Cdn except per share amounts)
Operations:
Revenue	1,888,560	1,536,953	960,000
Operating income before amortization	632,673	460,340	397,663
Operating margin	33.5%	30.0%	41.4%
Cash flow from operations	332,109	210,514	237,789
Reported net income (loss)	(288,292)	(147,421)	133,604
Per share data(1):
Cash flow per share — basic	$1.25	$0.77	$1.08
— diluted	$1.23	$0.77	$1.08
Earnings (loss) per share — basic and diluted	$(1.43)	$(0.85)	$0.53
Weighted average number of participating shares outstanding during period (000’s)	231,820	221,079	188,927

(1)	After deducting after-tax entitlements on equity instruments of $42,331 or $0.18 per share [2001 — $40,123 or $0.18 per share; 2000 — $33,071 or $0.18 per share] for the year.

Highlights
As set forth in its second quarter report to shareholders, the Company aligned its resources to pursue the primary objective of achieving strong growth in a sustainable free cash flow environment. Comparing the February quarter to the August quarter or over a six month period, the cable, Internet and Big Pipe division (“the Cable division”), which represents over 70% of Shaw’s revenue, grew operating income before amortization by 24% and reversed negative cash flow of $185 million to achieve breakeven cash flow. The Cable division is now on track to achieving an anticipated $105 million of free cash flow in fiscal 2003.

Over the same period, DTH and satellite services (the “Satellite” division) grew operating income before amortization by 205% and reduced its cash flow deficit from $62 million to $39 million. We believe the division will achieve a cash flow positive run rate in fiscal 2004.

In the immediate term, Shaw has access to approximately $1 billion of available credit facilities. Adding to our liquidity is the potential sale of our US cable systems for proceeds of approximately $300 million. The outlook for the next five years is very positive as we believe we can generate in excess of $1 billion of free cash flow from operations on a consolidated basis. This outlook is based on conservative growth assumptions in the Cable division of 5% per year for operating income before amortization for the years 2004 — 2007 and average capital expenditures of $285 million per year for the same period. The outlook for the Satellite division is based on operating income before amortization growing 300% from 2003 — 2007 and subscriber average growth of 435,000 (an average of 86,000 per year) over the same period. Based on the above and the existing Shaw credit facilities, we believe we will not have to access the debt capital market during the next five years. Although we anticipate that actual results over the next five years will exceed the above assumptions, this outlook clearly illustrates the potential for value creation for all of our stakeholders.

Shaw has a high quality infrastructure, a large and growing customer base and a strong management team totally focused on growing free cash flow. Shaw believes that it has achieved a turning point in pursuing its primary objective of growing free cash flow and that the outlook is very positive.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue and operating expenses

				Change

				2002	2001
	2002	2001	2000	%	%

(In $millions Cdn)
Revenue	1,889	1,537	960	22.9	60.0
Operating income before amortization	633	460	398	37.4	15.8
Operating margin	33.5%	30.0%	41.4%	3.5	(11.4)

In 2002, comparable revenue increased 23%. The impact of the Moffat acquisition, Rogers exchange and Viewers Choice acquisition net of the Access systems sale enhanced revenue by 6%. The remaining increase in revenue or 17%, was due to organic growth from increased Internet, digital, DTH and Big Pipe customers, price increases and the introduction of a new digital tier this year. Operating income before amortization surpassed revenue growth with a 37% increase and an operating margin improvement of 3.5%. The increase reflects the favourable margin impact of higher effective net pricing for cable, Internet and DTH and increased volume through organic subscriber growth of Internet, digital and DTH. It also reflects the cost savings arising from the restructuring of the cable and Internet division, the elimination of the Excite@Home royalty fee in December 2001 and the net lift from the prior year’s inclusion of a one-time incentive payment for all staff totalling $9 million. The incentive payment was in recognition of employees’achievement in meeting record Internet subscriber growth targets in 2001. These improvements were partially offset by the impact of a $4.6 million restructuring charge in 2002 incurred on severance costs in respect of the reduction of employment of 800 employees and contractors. As of August 31, 2002, Shaw has paid $4.1 million of severance costs related to the restructuring provision.

In 2001, comparable revenue increased by 60%. This increase was due to the outstanding customer gains combined with the inclusion of the acquisition of Moffat, the exchange of cable systems with Rogers and the consolidation of Cancom (including Star Choice). Operating income before amortization increased by 16%. This increase lagged behind revenue as it included the losses of Star Choice for twelve months compared to two months in 2000 and also included a one-time incentive payment for all staff totalling $9 million. Star Choice experienced operating losses up until the second quarter of 2002 as it was in the early stage of deployment and growth of the Star Choice DTH business.

Fixed charges

				Change

				2002	2001
	2002	2001	2000	%	%

(In $millions Cdn)
Amortization —
Property, plant and equipment	409	288	178	42.0	61.9
Deferred charges	180	117	27	53.8	336.5
Intangibles	—	71	29	(100.0)	141.5

	589	476	234	23.7	103.4
Amortization of deferred IRU revenue	(12)	(5)	(3)	134.9	62.4
Interest	267	207	121	29.2	71.0

In 2002, comparable amortization on plant, property and equipment increased by 42% due to the Moffat acquisition effective March 1, 2001, the incremental effect of the Rogers exchange effective November 1, 2000 and the high level of cable, Internet, Internet back-bone and transponder capital expenditures over the past few years. In 2001, comparable amounts increased by 62% as a result of the aforementioned reasons, plus the full-year consolidation of Cancom.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2002, comparable amortization of deferred charges increased 54% primarily due to the higher amortization of equipment subsidies which resulted from higher growth of digital and DTH subscribers in recent years. In 2001, the same charges increased over three times principally due to the inclusion of a full year consolidation of Cancom and its associated deferred equipment subsidies.

As a result of adopting the new accounting policy for goodwill and intangibles discussed previously, no amortization was recorded on intangibles in 2002. In 2001, the comparable amortization of intangibles more than doubled due to the Moffat acquisition, the Rogers exchange and the Cancom acquisition.

Amortization of deferred IRU revenue resulted from the sale of the FiberLink operation in February 2000. Shaw granted an indefeasible right to use certain specifically identified existing fibers in the Company’s fiber optic cable networks for 60 years (“Shaw IRU”). The prepayment on the Shaw IRU of $525.2 million, in the form of cash plus shares of GTG roup Telecom Inc. (“GT”), is being amortized into income on a straight-line basis over the 60-year period. In addition, the Company also recorded a prepayment on an IRU of $96.8 million in respect of certain specifically identified existing fibers acquired on the Moffat acquisition (“Moffat IRU”) effective March 1, 2001. The prepayment on the Moffat IRU is being amortized into income on a straight-line basis over the 30-year period. In 2002, comparable amortization increased by 135% over last year due to the full year inclusion of amortization of the Moffat IRU and due to the first-time amortization of the future build component of the Shaw IRU that was completed this year. In 2000, the amortization was only $3 million as it included only a one-half year inclusion of amortization of the Shaw IRU and did not include any amortization of the Moffat IRU.

In 2002, comparable interest expense increased by 29% due to increased borrowing required to finance the Moffat acquisition, the Rogers exchange and capital expenditures. In 2001, comparable interest increased by 71% due to the foregoing reasons and due to the consolidation of Cancom results for the full year.

Investment activity gains and losses

				Increase
				(decrease) in income

	2002	2001	2000	2002	2001

(In $millions Cdn)
Gain (loss) on sale of investments	2	(107)	143	109	(250)
Write-down of investments	(330)	(163)	—	(167)	(163)
Gain on redemption of SHELS	218	—	—	218	—
Dilution gain (loss) on issuance of stock by equity investee	(1)	5	33	(6)	(28)

Gain (loss) on sale of investments
In 2002, the gain on sale of $2 million primarily relates to the sale of approximately 673,000 Terayon Communications Systems (“Terayon”) shares. In 2001, the loss on sale of $107 million was due to a loss on the sale of 360networks of $138 million less net gains of $21 million on the sale of other investments. In 2000, the gain of $143 million reflected the sale of a number of investments in companies such as At Home Corporation (“At Home”), Cogeco Cable Inc., OpenTV Inc., CTV Inc., Terayon and Liberate Technologies.

Write-down of investments
The comparable write-down of investments is outlined in Note 5 to the Consolidated Financial Statements.

In June of 2002, GT announced that it was unlikely to meet certain of its bank covenants and would seek court protection from its creditors. As a result, Shaw wrote-down its investment in GT by $269 million during the third quarter of 2002. In fiscal 2000, Shaw acquired 1,100,000 Subordinate Voting shares of Cogeco Cable Inc. (“Cogeco”) for $46.3 million for long-term strategic business purposes. Shaw determined that the decline in the market value of the shares of Cogeco represented an impairment that is other than temporary. The shares have been written down by $33.6 million to the August 31, 2002 market value. In fiscal 2000,

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shaw acquired the 1,372,000 common shares of Liberty Digital Inc. (“Liberty Digital”) and a review of that investment at August 31, 2001 resulted in a write-down of the investment to its then current market value of $8.5 million. Effective March 14, 2002 Liberty Media Corporation (“Liberty Media”) completed the purchase of Liberty Digital and the 1,372,000 shares of Liberty Digital were exchanged for 343,000 shares of Liberty Media. Further review of Liberty Media indicated that the further decline in market value of the shares represented an impairment that is other than temporary and the investment has been written down by $4.0 million to the August 31, 2002 market value. Shaw wrote-down its private companies portfolio by $23.9 million to the portfolio’s estimated net realizable value. The prior year’s write-down of $163.5 million was primarily due to the aforementioned write-down of Liberty Media of $103 million, TippingPoint Technologies Inc. for $21 million, other public companies of $6 million and private companies of $33 million.

Gain on redemption of SHELS
The 2002 write-downs were partially offset by a gain of $218 million recorded in the third quarter as a result of the At Home shares being surrendered to settle the SHELS I and SHELS II equity linked debentures. The settlement of the SHELS will improve annual cash flow by approximately $6.2 million (before-tax) with the elimination of annual dividend entitlement payments.

Dilution gain/(loss) on issuance of stock by investee
The dilution gain and loss arose due to issuances of equity by GT subsequent to Shaw’s investment. These issuances changed Shaw’s percentage ownership in GT to approximately 23.2% at May 31, 2002, 23.3% at August 31, 2001, and 23.7% at August 31, 2000 from a previous percentage ownership of 30.7% and resulted in the respective dilution gain/(loss) outlined in the above table.

Other non-operating income and expenses

				Increase
				(decrease) in income

	2002	2001	2000	2002	2001

(In $millions Cdn)
Gain on sale of cable systems	—	67	—	(67)	67
Loss on sale of satellite assets	(1)	—	—	(1)	—
Gain on sale of FiberLink assets	—	—	88	—	(88)
Debt restructuring costs	—	(9)	(98)	9	89
Other revenue (expense)	6	(1)	4	7	(5)

On May 31, 2002 Shaw sold its uplink and SRDU business in the Caribbean for $1 million resulting in a loss of $1.3 million. On August 31, 2001 the Company sold its interest in its Nova Scotia cable systems for $210 million which resulted in the pre-tax gain of $67 million. The gain on sale of FiberLink assets in 2000 reflects the February 2000 sale of the FiberLink business to GT.

In November 2000, the Company incurred $9 million of debt restructuring charges in respect of the repayment of the Fundy 11% senior secured second priority notes. The restructuring costs will be more than offset by interest savings of approximately $20 million over the five years following the repayment of the notes. In 2000, the restructuring costs of $98 million were in respect of the Company’s redemption of its previously outstanding private placement debentures.

Income taxes
The income tax provision for 2001 included a $250 million future income tax recovery as a result of income tax rate reductions. In consequence of adopting the tax liability method of accounting last year, as required by GAAP, future income tax assets and liabilities, previously measured using income tax rates at that time, were re-measured using reduced income tax rates substantially enacted as a result of provincial and federal budget proposals and release of draft legislation causing a large reduction in the Company’s net future tax liability position in 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Equity loss on investees

				Increase
				(decrease) in income

	2002	2001	2000	2002	2001

(In $millions Cdn)
Total	(53)	(71)	(31)	18	(40)

As a result of the write-down of GTin the third quarter of 2002, Shaw will not be recording further equity losses or income on GT until GT generates sufficient income to recover its losses incurred from May 31, 2002 onwards. Consequently, the equity losses on investees have decreased over last year. In 2000, the comparable equity losses were lower, as GT was acquired midway through the year in February 2000. The Biography Channel (Canada), TechTV Canada and MSNBC Canada networks commenced commercial operations in January 2002, and as a result, effective January 1, 2002, Shaw recorded its first equity losses in respect of its 33.3% programming interests in these companies.

Investment in Burrard Landing Partnership
Shaw, in conjunction with Westbank Projects Corporation and Ledcor Industries, formed the Burrard Landing Lot 2 Holding Partnership (“Partnership”) to build a unique mixed-use structure, with office/retail space and live/work space in Coal Harbour, Vancouver. When construction is complete in approximately two years, Shaw will make the Burrard Landing site the headquarters for its Lower Mainland operations. The total cost of the project is anticipated to be approximately $145 million and will be financed primarily through the Partnership’s own credit facilities of $118.5 million plus equity from the partners of approximately $26 million. Shaw’s direct investment will total approximately $10 million and its guarantee with respect to the debt is $18.2 million. The Partnership loans will be repaid through the proceeds on the sale of residential condominium units of approximately $100 million plus rental income from the office building. A review of the project in September indicates that the project should be very successful as sales are very robust and ahead of plan while costs are in line with the business plan.

As of August 2002, Shaw’s investment in the Partnership is $6.9 million. As described in Note 1 to the Consolidated Financial Statements, Shaw proportionately consolidates the assets and liabilities of its 38.3% interest in the Partnership. As the building is still in construction, all costs of construction, including interest, have been capitalized to the cost of the building and no income or loss has been recorded by Shaw in respect of its interest in the Partnership.

Reported net income (loss)

				Change

				2002	2001
	2002	2001	2000	%	%

(In $millions Cdn)
Reported net income (loss)	(288)	(147)	134	(95.6)	(210.3)
Earnings (loss) per share — basic(1)	($1.43)	($0.85)	$0.53	(68.2)	(260.4)
Weighted average number of participating share outstanding during period (000’s)	231,820	221,079	188,927	4.9%	17.0

(1)	After deducting after-tax entitlements on equity instruments of $42,331 or $0.18 per share [2001 — $40,123 or $0.18 per share; 2000 — $33,071 or $0.18 per share] for the year.

In 2002, the comparable reported net loss increased by 96% primarily due to an income tax recovery of $250 million recorded last year as a result of income tax rate reductions. The increase in loss per share of 68% was less than the 96% increase in the reported net loss, as the per share calculation reflects the spread of the losses over a larger weighted average number of shares as a result of shares issued on the Moffat and Cancom acquisitions in 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2001, the reported net loss was $147 million compared to the 2000 reported net income of $134 million, or a $281 million decrease. The reduction of comparable reported net income in 2001, is primarily due to the inclusion of a full year losses of Star Choice in 2001 and the net investment activity losses of $270 million in 2001 compared to net investment activity gains of $143 million in 2000. These reductions were offset by the $250 million income tax recovery reported in 2001. The higher relative percentage decline of 260% in earnings (loss) per share reflects the fact that the weighted average shares only increased by 17% in comparison to the larger percentage increase in the loss.

SEGMENTED OPERATIONS REVIEW
Additional information concerning our operating segments is presented in Note 15 to the Consolidated Financial Statements.

Segmented reporting
This year we combined the segmented reporting for cable, Internet and Big Pipe (“Cable”). We believe it is more appropriate to combine the segmented reporting for cable, Internet and Big Pipe for the following reasons. Internet is similar to other services, such as pay-per-view, pay TV and tiers, which make use of a common network infrastructure. All of these services for the most part share the same physical infrastructure, sales and marketing organization and support staff. The bundling of cable and Internet services has become pervasive and serves as a competitive offering against both satellite and Internet competitors. Likewise, Big Pipe operates our Internet infrastructure which it shares with cable and Internet. As such, allocation of costs and bundled discounts between segments has become increasingly complex and costly. The investor and analyst community already combines these segments in determining the value of the enterprise. Cable companies in the U.S. already combine these segments for reporting purposes. In addition, our competitors have, to varying degrees, combined these operations with other non-related operations in their enterprise, thus making a meaningful comparison difficult.

CABLE

Free Cash Flow
As announced in the second quarter report to shareholders we aligned our resources to pursue the primary objective of achieving strong growth in a sustainable free cash flow environment. We define free cash flow as operating income before amortization less: interest, entitlements on equity instruments, cash taxes, capital expenditures and equipment subsidies. In comparing the February quarter to the August quarter or over a six month period, the Cable division, which represents over 70% of Shaw’s business, grew operating income before amortization by 24% and reversed negative cash flow of $185 million to achieve breakeven cash flow. This progress to date bolsters our confidence going forward in achieving free cash flow of $105 million in fiscal 2003. In this regard, we have targeted an increase in Cable operating income before amortization from $609 million in 2002 to $710 million in 2003 through growth of revenue via new service offerings, increased bundling of services, subscriber growth and rate increases. In addition, operating income before amortizaton is expected to increase with continued cost reduction programs which include such things as restricted travel, cell phone use and a revised auto lease program. Finally, due to the substantial completion of the upgrade of our capital infrastructure, we plan to reduce capital expenditures and equipment subsidies in 2003 as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

CAPITAL EXPENDITURES AND EQUIPMENT SUBSIDIES

	Actual 2002	Planned 2003

(In $millions Cdn)
Capital expenditures and equipment subsidies:
New housing development	66	58
Success based	164	53
Upgrades and enhancement	295	138
Replacement	59	57
Buildings/Other	99	29

Total capital expenditures and equipment subsidies	683	335

Capital expenditure categories listed above may be described as follows:

(1)	Capital on new housing development includes the build out of mainline cable and the addition of drops in new subdivisions. Our 2003 guidance is based on our estimate of new homes passed for next year and is in line with our experience in 2002.

(2)	Success based capital includes capital and equipment subsidies related to the acquisition of new customers including installation of modems, digital cable terminals (“DCT“s), filters and commercial drops for Big Pipe customers. Our estimate for 2003 for success based capital is lower than in 2002, due to lower projections of customer growth, significantly less subsidies on DCTs than in 2002 and less customer turnover on cable modems due to the elimination of certain marketing programs.

(3)	Upgrades and enhancement capital includes upgrades to the plant from 550 digital to 750 digital, build up of fiber backbone to avoid cost of leased circuit networks and decrease in Internet node size. Our anticipated costs for upgrade and replacement are approximately half of 2002 actual costs as we have completed significant upgrades to our system to accommodate future growth. For example, our plant is fully digital, 98% two-way capable, 50% is 750 digital (soon to be 60%), 50% is 550 digital and average node sizes accommodate approximately 1,100 homes plus we have two Internet Data Centers with capacity to accommodate 100% of our basic customers of approximately 2,000,000. In addition, we have no further commitments in respect of fiber purchases from 360networks.

(4)	Replacement capital includes normal replacement of aged assets such as drops, vehicles and other equipment. Our projection for 2003 is in line with actual expenditures incurred in 2002.

(5)	In 2003, buildings and other expenditures will decrease as a major portion of our upgrades and building projects have been completed this year.

FINANCIAL HIGHLIGHTS

				Change

				2002	2001
	2002	2001	2000	%	%

($000s Cdn)
Revenue (third party)	1,367,563	1,120,244	880,702	22.1	27.2
Operating income before amortization	608,916	470,700	391,874	29.4	20.1
Operating margin	44.5%	42.0%	44.5%	2.5	(2.5)
Capital expenditures (including corporate)	630,879	693,484	559,751
DCT and modem subsidies	52,446	58,277	7,700

MANAGEMENT’S DISCUSSION AND ANALYSIS

2002 vs. 2001
Comparable revenue increased 22%. Approximately 65% of this growth was due to organic growth through rate increases, new customer gains and new services. Rate increases during the year included a $3 per month increase on the Internet, tiers and bundled packages. Customer gains for the year included 174,303 Internet subscribers, 72 Big Pipe customers and increased digital deployment of 132,688. New services introduced during the year included the new digital tiers launched in January 2002 and the Lite-Speed Internet product launched in February 2002. The remaining increase in revenue is attributable to the net effect of the acquisitions of Moffat and Viewers Choice plus the Rogers exchange net of the sale of Access systems. The Moffat acquisition, which included approximately 383,000 basic subscribers and 46,000 Internet subscribers occurred March 1, 2001 last year. Therefore the results for the Moffat systems are included for a full year in 2002 versus six months last year. This year also includes three months of results from the acquisition in June 2002 of Viewers Choice, which operates a pay-per-view video service in Western Canada. The Rogers exchange, which included a net gain of 22,000 subscribers, occurred in November 2000, therefore this year we have two additional months of results from the net exchange. Offsetting these increases was the sale of the Access systems effective August 31, 2001, which served approximately 71,000 basic subscribers.

As a result of price increases and due to cost cutting measures introduced in the third quarter of this year, operating income before amortization outpaced revenue growth with a 29% increase. During the first half of 2002, Shaw incurred additional costs associated with new marketing campaigns and the cost of converting customers to Shaw’s Internet network of approximately $4 million. These increased costs were primarily offset in the latter part of the year with the introduction of cost savings measures including the reduction of employment of approximately 800 employees and contractors. Other cost reduction programs included cutback on travel and cell phones, which generated annualized savings of approximately $6 million. Further, effective December 1, 2001, Shaw saved approximately $5 per month per Internet subscriber on the fees previously paid to the Excite@Home email service.

Effective October 2002, all our class 1 systems will be rate deregulated. As outlined above, effective May 2002, we implemented a $3 per month price increase across all packages and bundles. This price increase affected approximately 90% of our Canadian customer base. Approximately 300,000 basic only customers have not seen any significant price increases in the past 5 years. The average basic rate is approximately $18 per month compared to a DTH satellite equivalent basic rate of $21 per month. Accordingly, effective January 2003, we will increase prices by an average of $2 per month for these customers.

Effective June 2002, Shaw introduced the modem purchase promotion. For a limited time, new and existing customers may purchase the cable modem for $59.95 including professional installation. The subsidy on the modem purchase is being accounted for in the same manner as the subsidies on DCTs.

The combined decrease of $68 million in capital expenditures and equipment subsidies reflects the capital expenditure reduction program implemented in the third quarter as most of the cable plant upgrade is complete. In addition, last year’s higher expenditures were related to the incremental addition of subscribers in 2001, (70,000 in both Internet and digital), the completion of the Internet Data Center (“IDC”) at a cost of $100 million and the purchase of our southern fiber route from 360networks as described below. These decreases were offset by this year’s expenditures on the second IDC of $26 million and the accelerated delivery of the northern fiber route under our agreement with 360networks of approximately $45.5 million plus $17 million incurred to light the fiber. The northern route provides for increased capacity for the future and redundancy for the existing southern route. As part of the northern route, Big Pipe acquired 8 fiber strands between Edmonton and Toronto and 6 fiber strands between Buffalo and Albany and Albany to New York City for $45.5 million. The purchase price was partially satisfied in March 2002 by the application of a $15.8 million deposit from June 2001 plus a further $18.2 million payment. The remaining payment of $11.5 million was satisfied in September 2002.

Launch of Video-on-demand (“VOD”)
In September 2002, Shaw launched its Video-on-Demand (“VOD”) service for Internet and digital customers in Calgary. In conjunction with the launch, Shaw recently announced a long-term agreement with Alliance

MANAGEMENT’S DISCUSSION AND ANALYSIS

Atlantis to provide movies for the new VOD service. Alliance Atlantis will supply Shaw with a line-up of current releases as well as older titles from its catalogue of films. The VOD service will enable customers to select programming from a library of titles through an online ordering system and view the programming on their television at a time of their choosing with full VCR/DVD functionality including pause, rewind and fast forward using their remote control. This is a value-added service that Shaw anticipates will provide it with a competitive advantage over satellite, which does not have two-way network capability. VOD should be an effective retention tool and is expected to provide further revenue opportunities. In addition, it is expected to support growth in Internet and digital as these are requirements in order to receive the service.

2001 vs. 2000
The growth in revenue of 27% for the year is attributable to the following factors:

a)	The acquisition of Moffat effective March 1, 2001 which included approximately 312,000 basic subscribers, located primarily in Alberta and Manitoba, and 71,000 basic subscribers in Texas and Florida. This accounted for approximately $113 million of the increase in revenue.

b)	Approximately $47 million of the growth resulted from the Rogers cable system exchange, which includes organic growth in the Vancouver cable systems.

c)	On January 1, 2001 the basic monthly rate increased $0.08 in most systems and Tier I monthly rates increased by $0.75 which resulted in approximately $9 million additional revenue for the year.

d)	An increase in pay-per-view revenue of approximately $4 million as a result of the tremendous growth in digital cable.

e)	In 2001, Big Pipe reported its first time third-party revenues of approximately $11 million.

f)	The remaining increase is from overall growth in basic, extended tier, pay TV and Internet.

Operating income before amortization lagged behind revenue growth with a 20% increase. This reflects inherited costs of the acquired Moffat and Rogers cable system acquisitions. For example, the Moffat cable systems had operating margins of approximately 40% prior to Shaw’s control. Further, copyright fees, which are calculated in reference to cable system licence class, increased by $1 per subscriber per year. On the Rogers exchange, Shaw received a higher ratio of Class 1 cable systems licences, which are subject to higher copyright fees than Class 2 (lower fees) and Class 3 (exempt from fees) cable system licences. In addition, 2001 was the first year of Big Pipe operations, which incurred operating losses of approximately $6.4 which caused a 1% decrease in the operating margin over 2000. These increased costs were offset by the reduction of signal delivery, agreement and franchise charges, which reflect the full year elimination of Cancom uplink fees in 2001 compared to only two months in 2000.

The combined increase of $184 million in capital expenditures and equipment subsidies reflects the increased expenditures in 2001 due to the higher subscriber additions in digital and Internet, the acquisition of Moffat and the net Rogers exchange, the significant upgrade to digital and two-way plant, the addition of the first IDC and Big Pipe’s purchase of the southern route from 360networks. The southern route includes 6,400 kilometers or 77,000 strand kilometers of fiber on routes between Vancouver, Calgary, Winnipeg, Toronto and Buffalo, and Seattle to Sacramento.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUBSCRIBER STATISTICS

				2002		2001

	2002	2001	2000(1)	Change	%	Change	%

CABLE:
Basic service:
Actual	2,105,113	2,135,125	2,130,250	(30,012)	(1.4)	4,875	0.2
Penetration as a % of homes passed(2)	68.5%	71.4%	72.0%
Full Cable Service:
Tier I	1,708,736	1,737,653	1,759,395	(28,917)	(1.7)	(21,742)	(1.2)
Penetration as % of basic	81.2%	81.4%	82.6%
Tier II	1,617,031	1,624,823	1,625,357	(7,792)	(0.5)	(534)	—
Penetration as % of basic	76.8%	76.1%	76.3%
Tier III	1,402,346	1,356,251	1,309,843	46,095	3.4	46,408	3.5
Penetration as a % of basic(3)	66.6%	63.5%	61.5%
Pay TV subscribers	454,426	339,940	180,985	114,486	33.7	158,955	87.8
Digital deployment (“DCTs”)	495,604	362,916	159,452	132,688	36.6	203,464	127.6
INTERNET:
Connected and scheduled installations	770,348	596,045	348,473	174,303	29.2	247,572	71.0
Penetration as % of basic	36.6%	27.9%	16.4%
BIG PIPE:
External Customers	113	41	25	72	175.6	16	64.0

(1)	August 31, 2000 Cable and Internet statistics restated for comparative purposes to adjust subscribers as if the exchange of Shaw’s New Brunswick and Ontario cable systems for Rogers’ Vancouver cable systems, the acquisition of the Moffat cable systems and the sale of Access cable systems had occurred on August 31, 2000.

(2)	A post conversion audit of systems acquired and disposed of during the last two years resulted in the restatement of the homes passed count for fiscal 2001. This count directly impacts basic customer penetration measured against homes passed.

(3)	In systems where Tier III available.

The decline in basic cable subscribers in the current year of 30,012 compared to the prior year increase of 4,875 is attributable to increased competition and the price increase implemented on May 1, 2002. The decline in basic cable subscribers stabilized in August 2002, and Shaw has gained 6,000 subscribers in September 2002 which equals our gains of September of last year. The August and September results are more typical of historical results in the cable industry.

In 2002, Tier I and Tier II subscribers decreased due to the decrease in basic cable subscribers whereas Tier III subscribers increased by 46,095. The trend in 2002 is that those customers who stay with us are upgrading Tiers as a result of switching to digital. In 2001, despite the increase in basic cable subscribers, Tier I subscribers decreased by 21,742 as a result of non-digital customers downgrading services or switching Tiers. Also in 2001, Tier III subscribers increased by 46,408 due to increased digital deployment. Digital terminal deployment slowed from 203,464 in the prior year to 132,688 because of the elimination of “free” promotional offers. Correspondingly, Pay TV growth slowed from 158,955 in 2001 to 114,486 in 2002.

Internet subscriber growth was 174,303 compared to 247,572 last year. The decrease was due to the $3 price increase and intense competition from incumbent telephone companies. We regained traction in August of this year with almost 75% of the growth in the fourth quarter occurring in that month. The momentum continued in September with the addition of approximately 17,000 Internet subscribers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SATELLITE  (DTH and Satellite Services)

Free cash flow
For the Satellite division, we define free cash flow as operating income before amortization less: interest, cash taxes, capital expenditures and equipment subsidies. Free cash flow for the Satellite division is trending positively. The Satellite division was cash flow negative in the $214 million range for fiscal 2002 versus $316 million for fiscal 2001. Our goals are to reduce negative cash flow by $100 million or to $114 million in 2003 and to achieve a cash flow positive run rate in fiscal 2004. We plan to achieve our goal in 2003 by increasing Satellite operating income before amortization from $28 million in 2002 to $98 million in 2003 through growth of revenue via subscriber growth and rate increases. Further, we plan to reduce capital expenditures and equipment subsidies in 2003 as follows:

SATELLITE

CAPITAL EXPENDITURES AND EQUIPMENT SUBSIDIES

	Actual 2002	Planned 2003

(In $millions Cdn)
Capital expenditures and equipment subsidies:
Success based	134	120
Transponders	14	—
Other	22	8

	170	128

Success based capital includes the capital cost of satellite dishes and equipment subsidies related to the acquisition of customers. There are no commitments for transponder purchases in fiscal 2003.

DTH  (StarChoice)

FINANCIAL HIGHLIGHTS

				Change

				2002	2001
	2002	2001	2000(1)%		%

(In $000s Cdn)
Revenue (third party)	415,551	307,988	218,044	34.9	41.3
Operating loss before amortization	(14,103)	(58,512)	(72,266)	75.9	19.0
Operating margin	(3.4%)	(19.0%)	(33.1%)	15.6	14.1
Capital expenditures	80,558	41,709	2,554
DTH subsidies	69,208	107,215	105,609

(1)	Only two months of the results of DTH were consolidated in Shaw’s 2000 fiscal year. The 2000 results of DTH as reported by Cancom are provided for comparative purposes only and have been adjusted to reflect the reclassification of dealer discounts from revenue and expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CUSTOMER STATISTICS

Star Choice customers	2002	2001	2000

Beginning of year	628,806	445,000	241,000
Additions	153,793	183,806	204,000
Adjustments	(22,575)	—	—

End of year	760,024	628,806	445,000

% increase in additions	24.5%	41.3%	84.6%

On April 12, 2002, the CRTC modified structural separation licence conditions so as to allow Star Choice and Shaw to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. As a result, during the fourth quarter, Star Choice converted to the same billing system used by Shaw. The conversion will provide cost benefits and more importantly, improved customer care and service capabilities while at the same time respecting confidentiality procedures. It became evident that there was an account aging problem, which resulted in the reduction of 15,000 customers. In addition, the conversion itself caused some difficulties in the customer service area resulting in the loss of approximately 8,000 customers. These difficulties will be resolved during the first quarter of fiscal 2003 with training and the addition of more customer service representatives. The higher rate of growth in the prior years reflects the higher growth of a start-up business that was establishing its customer base.

2002 vs. 2001
In the third quarter of this year, Star Choice achieved a significant milestone by reaching positive operating income before amortization for the first time in its history. In 2002, comparable revenue increased 35% due to increased subscriber growth, increased services and rate increases. With respect to price increases, in September 2001, Star Choice raised monthly rates on its Platinum, Gold and Silver packages by $2 and the Bronze package by $1. Also effective March 2002, Star Choice introduced a charge of $4.99 per month on second receivers on all packages except Platinum and Ultimate packages. With respect to increased services, in January 2002, Star Choice offered 30 new digital service offerings. Next year, revenue should increase as effective September 1, 2002 Star Choice raised its monthly rates by $3 on most its packages. The operating loss before amortization decreased by 76% due to the price increases and increased economies of scale.

Effective September 2001, Star Choice introduced the Simple Satellite plan. It is a new, unique consumer offer designed to make it easier for customers to adopt satellite television. Under the program, Star Choice pays for and retains ownership of the satellite dish. Simple Satellite customers enjoy free basic installation by professional installers with lifetime maintenance on the dish and all outside components. In addition, if a customer moves, Star Choice will install a new dish at their new home at no cost. As a result, capital expenditures increased and DTH equipment subsidies decreased over last year. On a combined basis, the capital expenditures and DTH subsidies for 2002 were $149.8 million compared to $148.9 million in the prior year.

2001 vs. 2000
Revenue increased over 41% for the year, principally due to the increase in subscribers. The operating loss for the year decreased 19% from 2000 as the Star Choice focused on cost reductions and benefited from increased economies of scale.

Capital expenditures for 2001 increased over 2000 principally due to the $36 million cost to install new elliptical satellite dishes in Quebec. As a result of the conversion to Anik F1, elliptical dishes were required in Quebec to receive French programming signals. Star Choice has retained ownership to the dishes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Satellite Services

FINANCIAL HIGHLIGHTS

				Change

				2002	2001
	2002	2001	2000(1)%		%

(In $000s Cdn)
Revenue (third party)	105,446	108,721	123,557	(3.0)	(12.0)
Operating income before amortization	42,460	48,152	34,442	(11.8)	39.8
Operating margin	40.3%	44.3%	27.9%	(4.0)	16.4
Capital expenditures	20,576	111,747	28,369

(1)	Only two months of the results of Satellite services were consolidated in Shaw’s August 2000 quarter. The 2000 results reflect those reported by Cancom and have been adjusted to reflect the elimination of uplink fees that would have been recorded if Cancom was consolidated with Shaw.

2002 vs. 2001
Satellite services met or exceeded its year-end targets for revenue and operating income before amortization of $105 million and $41 million respectively with actual respective results of $105 million and $42 million. Comparative revenue decreased 3% primarily due to last year’s one-time uplift of $6 million on the settlement of various contract disputes. Operating income before amortization decreased accordingly and also decreased due to increased third-party contract costs in the truck tracking division. Effective May 31, 2002 the uplink and SRDU business in the Caribbean was sold for approximately $1 million. Annual sales and operating income before amortization related to these assets are approximately U.S. $2 million and U.S. $0.3 million annually.

Capital expenditures decreased over last year due to last year’s expenditures on Anik F1 and deposits on Anik F2 transponders of approximately $82.5 million. Current year expenditures include a further $14 million deposit on the Anik F2 transponders.

2001 vs. 2000
The decline in revenue was mainly attributable to the introduction of a new tier rate structure for all Canadian SRDU customers on September 1, 2000. In exchange for the new rate structure, Cancom was able to secure in excess of 85% of its customer base to long-term contracts averaging approximately five years. Most of the remaining 15% are covered by existing contracts.

Despite the decline in revenue in 2001, the Satellite services division increased its operating income before amortization by 40% for the year as a result of operating efficiencies and restructuring undertaken throughout the year. Capital expenditures during the year increased over the prior year as a result of the purchase of transponders on Anik F1 and deposits on transponders on Anik F2.

III.  FINANCIAL POSITION

Overview
Total assets at August 31, 2002 were $8.5 billion compared to $8.8 billion at August 31, 2001. The following discussion describes the significant changes in the balance sheet since August 31, 2001.

Current assets decreased by $76 million principally due to the sale of the CKY and WTN assets in the first quarter which reduced assets held for sale by $89.5 million. This was offset by an increase in inventory of $18 million due to the slowdown in Internet and DCT activations.

Investments decreased by $417 million. Investments at equity decreased by $328 million primarily due to the write-down of GT of $268.9 million plus the equity losses recorded on GT. Investments at cost and other assets decreased by $89 million principally due to the write-down of investments of $61.5 million and the removal of $34 million on the surrender of At Home shares on the settlement of the SHELS I and II.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shaw’s investment portfolio as at August 31, 2002 includes:

		Restricted		Market
	Unrestricted	shares		value(2)
Investment(1)	shares	and warrants	Total	($000s)

GT Group Telecom	32,246,217		32,246,217	967
Liberty Media	343,000		343,000	4,469
Canadian Hydro(3)	2,450,000	6,196,580	8,646,580	12,216
Cogeco Cable Inc.	1,100,000		1,100,000	12,650
Other non-public companies — at carrying value				15,735

				46,037

(1)	The above table excludes shares pledged as collateral on equity instruments.

(2)	Unless otherwise noted, the market value is based on closing prices as of August 30, 2002.

(3)	The market value shown is net of the warrant exercise price.

This year, the Company monetized 5,326,827 shares of Terayon with an original cost of $46 million for net proceeds of $90 million through the issue of equity linked debentures. A summary of the investments that have been monetized by equity linked debentures and similar instruments are as follows:

				Future gain before
			Carrying value	taxes if equity
Equity	Underlying	Carrying value of	of underlying	instrument settled by
instrument	investment	equity instrument	investment	investment

(In $millions Cdn)
SHELS III	452,506 Liberate	50	5	45
SHELS IV	1,000,000 Liberate	43	11	32
SHELS V	5,326,827 Terayon	90	46	44
Zero Coupon Loan	732,237 Motorola	34	9	25

		217	71	146

Property, plant and equipment increased by $270 million as current year capital expenditures were in excess of amortization expense.

Deferred charges decreased by $44 million primarily due to Star Choice retaining ownership of satellite dishes on new installations which decreased unamortized equipment subsidies by $33 million. The remaining decrease is due to amortization recorded on pre-operating costs, financing and other costs. All DTH pre-operating costs are now fully amortized.

Intangibles decreased by $15 million due to a $72 million reduction caused by the future income tax effect of reclassifying $146 million from broadcast licence to goodwill. This was offset by a $57 million increase primarily related to the acquisition of the Viewer’s Choice broadcast licence in June 2002.

Current liabilities
Accounts payable and accrued liabilities decreased by $55 million primarily due to this year’s payment of significant capital expenditure accruals at August 31, 2001. Unearned subscriber revenue increased by $16 million due to growth in service revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Long-term debt increased by $459 million to finance capital expenditures and equipment subsidies.

Total U.S. dollar denominated long-term debt is as follows:

	2002	2001

(U.S. $000s)
Shaw 8.25% Senior notes due 2010	440,000	440,000
Shaw 7.25% Senior notes due 2011	225,000	225,000
Shaw 7.20% Senior notes due 2011	300,000	—
Star Choice 13% Senior secured notes due 2005	150,000	150,000
Bank loans	57,233	57,233

	1,172,233	872,233

Concurrently with the issuance of the U.S. $300 million 7.20% senior notes, Shaw entered into a cross-currency interest rate agreement on the principal amount of the notes at an exchange rate of $1.5895 Canadian. In addition, this agreement provides the U.S. funds for the semi-annual interest payments based upon an interest rate of 7.61% on the Canadian dollar equivalent of the debenture principal amount.

Deferred credits and future income taxes
Deferred credits decreased by $17 million principally due to amortization of prepaid IRU rental revenue. Future income taxes decreased by $190 million principally due to the current year’s future income tax recovery of $121 million plus adjustments resulting from the adoption of the new accounting rules relating to Goodwill and Other Intangible Assets.

Share capital decreased by $164 million due to settlement of the SHELS I and SHELS II equity linked debentures of $256 million by delivery of the At Home shares which offset the issuance of SHELS V equity linked debentures for $90 million.

IV. CONSOLIDATED CASH FLOW ANALYSIS

Operating Activities

				2002		2001

				Increase		Increase
	2002	2001	2000	(decrease)%		(decrease)%

($millions Cdn)
Cash flow from operations	332	211	238	121	57.8	(27)	(11.5)
Net change in non-cash working capital balances related to operations	3	79	15	(76)	(95.8)	64	419.8

	335	290	253	45	15.7	37	14.6

In 2002, cash flow from operations increased mainly as a result of the strong growth in profitability in the cable, Internet and Star Choice divisions. In 2001, cash flow from operations decreased due to the full year’s consolidation of the losses of Star Choice in 2001 compared to two months in 2000. Cash flow from working capital increased or decreased primarily due to timing of accounts payable and accrued liabilities payments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investing Activities

				Annual increase
				(decrease) in cash flow

	2002	2001	2000	2002	2001

(In $millions Cdn)
Cash flow (used in) provided by investing activities	(826)	(1,242)	(971)	416	(271)

The cash outlay required for investing activities was $416 million lower in 2002 than 2001 primarily due to the acquisition of Moffat and the Rogers exchange in 2001. In 2001, the cash outlay required for investing activities was higher than 2000 for the same reasons plus the additional investment in capital assets.

Financing Activities

				Annual increase
				(decrease) in cash flow

	2002	2001	2000	2002	2001

(In $millions Cdn)
Cash flow provided by financing activities	490	952	699	(462)	253

In 2002, the issuance of US $300 million notes (net proceeds of approximately CDN $468 million) and issuance of the SHELS V of $90 million provided most of the cash from financing activities. The remaining financing was provided by Shaw and Cancom credit facilities. Cash used in financing activities included the payment of dividends plus payments to terminate interest rate swaps inherited on the Moffat acquisition as discussed below.

As a result of the debt and equity instrument issuances in 2002 and repayment of the bank debt, the $210 million interest rate swaps inherited on the Moffat acquisition were no longer hedged against bank loans. Therefore, effective March 2002, Shaw terminated the swaps at a cost of $9.4 million. No gain or loss was recognized on the termination of the swaps as Shaw provided for these costs as part of the acquisition of Moffat. To date, Shaw has realized savings of $4 million in interest expense as a result of the cancellation of these swaps.

In 2001, cash from financing activities of $952 million was provided by various debt and equity instrument issuances as follows: Shaw’s issuance of 7.2% senior notes for $300 million, 7.25% U.S. $225 million senior notes (CDN $349 million), 8.875% COPrS of $150 million and SHELS IV of approximately $43 million; Cancom’s issuance of a $250 million structured note; and the addition of Big Pipe’s credit facility of $50 million. Shaw and Cancom’s existing credit facilities provided the remaining financing. The cash used in financing activities include the repayment of the U.S. $91.9 million Fundy senior secured second priority notes, the Moffat acquired debt of approximately $247 million and approximately $39 million on bank loans of subsidiaries that were sold. It also includes payment of dividends plus payments to early terminate the Fundy notes.

In 2000, cash provided from financing activities of $699 million was provided by Shaw’s issuance of 7.05% CDN $275 million senior notes, 8.25% U.S. $440 million senior notes (CDN $648 million), plus the issuance of SHELS I, II, III and the Zero Coupon loan for net proceeds of $340 million. The cash used in financing activities included repayments under Shaw’s revolving credit facility, the early redemption of senior debentures of approximately $645 million plus associated early termination costs of $91 million and the payment of dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS

V. LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial condition continues to be a significant strength for Shaw. Our future liquidity hinges on three components; free cash flow from operations, access to available credit facilities and sale of nonstrategic assets. First, we have turned a significant corner towards our goal to becoming free cash flow by achieving cash flow breakeven for our Cable division in the fourth quarter of this year and anticipate $105 million of free cash flow for this division in fiscal 2003. Further, we believe our Satellite division, including satellite services and DTH, will be cash flow positive in fiscal 2004. As we continue to focus on our goal of growing free cash flow, cash flow from operations will become an increasing source of liquidity.

Second, Shaw has access to approximately $1 billion of available credit facilities based on existing bank covenants and will have access to these facilities for the foreseeable future. In December 2001, Shaw issued U.S. $300 million of 7.20% senior unsecured notes. The net proceeds from the offering were used to reduce amounts outstanding on our revolving credit facility and for general corporate purposes. The notes were issued under Shaw’s previously filed shelf registration statement for up to C$800 million of debt and equity securities.

Finally, with respect to sale of non-strategic assets to increase liquidity, during the year Shaw received net proceeds of $89.5 million on the sale of the assets of CKY and WTN. In addition, Shaw monetized 5.3 million shares of Terayon Communications through the issuance Series VSHELS for U.S. $57.6 million. Shaw also intends to sell its U.S. cable assets with approximately 71,000 subscribers for anticipated proceeds in excess of $300 million.

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. The borrowings of Videon are unsecured, but are guaranteed by the subsidiaries of Videon. The borrowings of Cancom, Star Choice (a subsidiary of Cancom) and Big Pipe are secured by the assets of the respective entities within each group. Burrard Landing Lot 2 Holdings Partnership (the “Partnership”), of which Shaw has a 38% interest, has its own facilities of which $47.8 million is severally guaranteed by the partners of the Partnership, with Shaw’s portion being $18.3 million. There are restrictions in the various credit facilities that would prevent Cancom, Star Choice or Big Pipe from transferring funds to Shaw, however there are no restrictions that would prevent Shaw from funding these entities. There are no further restrictions that prevent the remaining subsidiaries of the Company from transferring funds to Shaw. The various borrowings generally do not provide for cross-collateralization, cross-defaults between groups, or guarantees, other than the guarantee in respect of the Partnership and the guarantees of the Videon subsidiaries.

There are however mechanisms within the borrowings of Cancom that may affect Shaw as more fully described in Note 9 to the Consolidated Financial Statements. Under the Cancom $350 million credit facility, if by December 31, 2003, Cancom has not repaid the Star Choice Senior secured notes and raised additional proceeds of $50 million, Shaw has agreed to subscribe for additional shares of Cancom for not less than $50 million. The subscription proceeds must be applied to permanently reduce Cancom’s $350 million credit facility. In addition, Shaw entered into a support arrangement in respect of the Cancom Structured Note and entered into a liquidity agreement in respect of the $40 million Subordinated Credit Facility of Cancom. Under both of these agreements, Shaw may be required, in the event of continuing default to produce cash to directly or indirectly (through further injection of equity into Cancom) settle the obligation of the debt. Under both agreements, Shaw has the option to satisfy the obligation by cash or by issuance of sufficient Class B Shares of the Company.

If Shaw were required to settle the debt of Cancom under the above-described scenarios using Shaw’s existing credit facilities, based on our current business plans, we would still have sufficient funds with our current credit facilities and future operating cash flows to cover our obligations over the next five years. We have recently approached the banks for Cancom with the view to re-negotiating the terms of the existing facility. It is still very early in the process, however we will provide updates in the normal course.

With existing and anticipated strong growth in cash flow from operations, access to approximately $1 billion of available credit facilities and planned sale of its U.S. cable assets, Shaw is well-positioned to finance its growth and at the same time improve its debt to cash flow ratios.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
August 31, 2002

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Shaw Communications Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and the majority of its members are outside unrelated directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

[Signed] Jim Shaw Chief Executive Officer	[Signed] Ron Rogers Senior Vice President and Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of
Shaw Communications Inc.

We have audited the consolidated balance sheets of Shaw Communications Inc. as at August 31, 2002 and 2001 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for “Goodwill and Other Intangible Assets”.

Calgary, Canada October 11, 2002	Chartered Accountants (Ernst & Young LLP)

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

As at August 31

	2002	2001
(thousands of Canadian dollars)	$	$

ASSETS [note 9]
Current
Accounts receivable [note 3]	187,505	189,612
Income taxes recoverable	—	6,267
Inventories [note 4]	128,811	110,375
Prepaids and other	28,177	24,669
Assets held for sale [note 2]	—	89,500

	344,493	420,423
Investments and other assets [notes 5 and 11]	133,602	550,707
Property, plant and equipment [note 6]	2,777,697	2,507,923
Deferred charges [note 7]	234,088	277,780
Intangibles [notes 1 and 8] —
Broadcast licenses	4,877,256	5,038,123
Goodwill	145,865	—

	8,513,001	8,794,956

LIABILITIES AND SHAREHOLDERS’EQUITY
Current
Bank indebtedness [note 9]	2,303	1,789
Accounts payable and accrued liabilities [note 13]	511,106	565,961
Income taxes payable	10,631	—
Unearned revenue	88,226	72,593

	612,266	640,343
Long-term debt [note 9]	3,469,637	3,010,348
Deferred credits [note 10]	634,735	651,425
Future income taxes [note 14]	1,006,845	1,196,933

	5,723,483	5,499,049

Commitments and contingencies [notes 2, 5, 9 and 16]
Shareholders’ equity
Share capital [note 11] —
Class A Shares	2,493	2,499
Class B Shares	2,107,367	2,106,569
Equity instruments	908,472	1,073,678
Retained earnings (deficit)	(230,327)	111,830
Cumulative translation adjustment [note 12]	1,513	1,331

	2,789,518	3,295,907

	8,513,001	8,794,956

See accompanying notes

On behalf of the Board:

[Signed] JR Shaw Director	[Signed] Jim Dinning Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
AND RETAINED EARNINGS (DEFICIT)

Years ended August 31

(thousands of Canadian dollars	2002	2001	2000
except per share amounts)	$	$	$

Revenue [note 15]	1,888,560	1,536,953	960,000
Operating, general and administrative expenses	1,255,887	1,076,613	562,337

Operating income before amortization [note 15]	632,673	460,340	397,663
Amortization [notes 6, 7, 8 and 10]	589,389	476,294	234,212
Amortization of deferred IRU revenue [notes 2 and 10]	(11,517)	(4,902)	(3,018)

Operating income (loss)	54,801	(11,052)	166,469
Interest [notes 9 and 13]	267,323	206,935	120,991

	(212,522)	(217,987)	45,478
Gain (loss) on sale of investments [note 5]	2,321	(106,716)	143,248
Write-down of investments [note 5]	(330,466)	(163,454)	—
Gain on redemption of SHELS [note 5]	218,327	—	—
Dilution gain (loss) on issuance of stock by equity investee [note 2]	(571)	4,525	33,245
Gain on sale of cable systems [note 2]	—	66,595	—
Loss on sale of satellite assets [note 2]	(1,281)	—	—
Gain on sale of FiberLink assets [note 2]	—	—	87,984
Debt restructuring costs [note 9]	—	(8,590)	(97,968)
Other revenue (expense)	6,048	(665)	4,256

Income (loss) before income taxes	(318,144)	(426,292)	216,243
Income tax expense (recovery) [note 14]	(83,339)	(349,428)	55,464

Income (loss) before the following	(234,805)	(76,864)	160,779
Equity loss on investees [note 5]	(53,487)	(71,282)	(30,661)
Non-controlling interest	—	725	3,486

Reported net income (loss)	(288,292)	(147,421)	133,604
Retained earnings, beginning of year	111,830	310,250	265,215

	(176,462)	162,829	398,819
Reduction on separation of media business [note 11]	—	—	(29,414)
Reduction on Class B Shares purchased for cancellation	—	—	(12,171)
Dividends —
Class A and Class B Shares	(11,534)	(10,876)	(8,505)
Equity instruments (net of income taxes)	(42,331)	(40,123)	(38,479)

Retained earnings (deficit), end of year	(230,327)	111,830	310,250

Reported net income (loss)	(288,292)	(147,421)	133,604
Add back: Broadcast licenses and goodwill amortization net of taxes [note 1]	—	51,889	19,501

Adjusted net income (loss)	(288,292)	(95,532)	153,105

Earnings (loss) per share [note 11]
Reported net income (loss) —
Basic	($1.43)	($0.85)	$0.53
Diluted	($1.43)	($0.85)	$0.53

Adjusted net income (loss) —
Basic	($1.43)	($0.61)	$0.64
Diluted	($1.43)	($0.61)	$0.64

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31

(thousands of Canadian dollars	2002	2001	2000
except per share amounts)	$	$	$

OPERATING ACTIVITIES [note 20]
Cash flow from operations	332,109	210,514	237,789
Net change in non-cash working capital balances related to operations	3,303	79,470	15,290

	335,412	289,984	253,079

INVESTING ACTIVITIES
Additions to property, plant and equipment	(743,568)	(828,727)	(556,406)
Additions to equipment subsidies	(121,654)	(165,492)	(28,540)
Net reduction (addition) to inventories [note 1]	15,397	(36,798)	(19,488)
Cable and MDU business acquisitions [note 2]	(40,454)	(555,977)	(145,222)
Cancom acquisition [note 2]	—	(6,148)	(135,913)
Costs on sale of satellite assets	(631)	—	—
Proceeds received on assets held for sale [note 2]	89,500	150,000	—
Proceeds on sale of cable systems [note 2]	—	193,288	—
Proceeds on sale of FiberLink assets [note 2]	—	—	53,653
Proceeds on sale of investments and other assets	18,489	170,428	667,530
Costs on redemption of SHELS	(3,134)	—	—
Acquisition of investments	(28,158)	(138,534)	(788,880)
Additions to deferred charges	(11,345)	(24,407)	(17,445)

	(825,558)	(1,242,367)	(970,711)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	514	(25,214)	(4,704)
Proceeds on pre-payment of IRU [note 2]	—	—	283,091
Payment to terminate interest rate swaps	(9,400)	—	—
Debt restructuring costs [note 9]	—	(8,590)	(90,606)
Increase in long-term debt	1,049,520	2,377,238	2,231,082
Long-term debt repayments	(588,644)	(1,535,353)	(2,007,389)
Issue of equity instruments, net of after-tax expenses	90,481	189,928	339,887
Issue of Class B Shares, net of after-tax expenses	792	4,547	(976)
Purchase of Class B Shares for cancellation	—	—	(13,847)
Dividends paid —
Class A and Class B Shares	(11,534)	(10,876)	(8,505)
Equity Instruments, net of current taxes	(41,618)	(39,413)	(29,411)

	490,111	952,267	698,622

Effect of currency translation on cash balances and cash flows	35	116	—
Decrease in cash	—	—	(19,010)
Decrease in cash attributable to media business	—	—	(261)
Increase in cash attributable to paging business	—	—	19,271
Cash, beginning of the year	—	—	—

Cash, end of the year	—	—	—

Cash flow from operations per share [note 11]
Basic	$1.25	$0.77	$1.08
Diluted	$1.23	$0.77	$1.08

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

1. SIGNIFICANT ACCOUNTING POLICIES

Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core business is providing cable television services, high-speed Internet access and Internet infrastructure services (“Cable”); DTH (Star Choice) satellite services and satellite distribution services (“Satellite”); and until February 16, 2000, when Shaw FiberLink operations were sold to GT Group Telecom Inc., fiber optic data, video, voice and Internet telecommunications. The Company also has interests in Internet infrastructure and interactive television companies.

The consolidated financial statements are prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles. The effects of differences between the application of Canadian and U.S. GAAP on the financial statements of the Company are described in note 21.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets and liabilities of its 38.3% interest in the Burrard Landing Lot 2 Holdings Partnership.

Acquisitions subject to CRTC approval are held in trust by a trustee who exercises control over the business until such time as the CRTC renders a decision on the proposed acquisition. Accordingly, such acquisitions are recorded at cost until a decision is rendered and the Company is able to exercise significant influence or control and determine the appropriate form of accounting.

Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Equity method investments include Cancom until June 30, 2000 (at which time Cancom became a subsidiary of the Company), GT Group Telecom Inc. (“GT”), The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc., TechTV Canada Holdings Inc., and Halifax Cablevision Limited (“Halifax”) until August 31, 2001 (at which time Halifax was sold). Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and dividends received. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company’s share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Other investments are recorded at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

When an equity accounted for investee issues its own shares, the subsequent reduction in the Company’s proportionate interest in the investee is reflected in income as a deemed dilution gain or loss on disposition.

Revenue and expenses

Revenue from cable, Internet and satellite customers includes subscriber service revenue when earned. Revenue includes subscriber connection fees, as they are considered to represent a partial recovery of initial selling expenses and related administrative and general office expenses. Subscriber connection costs are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

The sale of Direct-To-Home (“DTH”) receiving equipment is recognized when subscriber service is activated.

Satellite services and telecommunications revenue is recognized in the period in which the services are rendered to customers.

Advertising costs are charged to income (loss) when incurred with the exception of marketing costs incurred to launch new specialty services, which are deferred and amortized over a two-year period. Advertising expenses for 2002, 2001 and 2000 were $51,276, $54,155 and $24,646, respectively.

In 2002, the Company retroactively changed the income statement classification of the discounts given to dealers who distribute DTH receiving equipment to be consistent with other practices throughout the Company. Discounts are now netted against revenue. Previously, these discounts were included in expense. As a result, revenue and expenses have decreased by $25,600, $35,000 and $11,000 for 2002, 2001 and 2000, respectively.

Inventories

Inventories include subscriber equipment such as digital cable terminals, modems and DTH receivers, which are held pending rental or sale at a subsidized price. When subscriber equipment is sold at a subsidized price, the subsidized cost is deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment subsidies, determined on a first-in, first-out basis. Inventories are classified as a current asset as proceeds will be received on sales of subscriber equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	10-15 years
Digital cable terminals and modems	5-7 years
Decoders	5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3-7 years
Buildings	20-40 years
Data processing	4 years
Other	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

Deferred charges

Deferred charges primarily include (i) financing costs and credit facility arrangement fees related to the issue of long-term debt, amortized on a straight-line basis over the period to maturity of the related debt; (ii)marketing costs incurred to launch new specialty services and to launch the DTH services under the new satellite Anik F1, amortized on a straight-line basis over a two-year period commencing with the commercial offering of the service; (iii) foreign exchange losses on translating long-term debt; (iv) DTH pre-operating costs; and (v) equipment subsidies.

The deferred pre-operating costs incurred prior to October 1997 include the costs of positioning the Company’s subsidiary, Star Choice, for entry into the DTH digital satellite business. These costs were deferred until commercial operations commenced and are now fully amortized.

Equipment subsidies incurred in order to expand the Company’s customer base include the cost of subsidizing equipment sold to subscription cable and DTH customers, plus the direct selling costs in respect of DCT equipment. These subsidies are deferred and amortized on a straight-line basis over a two-year period.

Intangibles

The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast licenses.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Effective September 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants relating to “Business Combinations” and “Goodwill and Other Intangible Assets”. Similar standards were adopted in the United States. As the Company has always accounted for business combinations using the purchase method, adoption of this standard had no impact on the consolidated financial statements. Under the goodwill and other intangible assets standard, goodwill and intangible assets with an indefinite life are no longer amortized but are subject to an annual review for impairment which consists of a comparison of the fair value of the assets to their carrying value. The Company evaluated intangible assets acquired in prior business combinations and allocated the amounts to broadcast licenses, which represent identifiable assets with indefinite useful lives, and to goodwill in those cases where specific intangible assets could not be identified. During the year, the Company tested the amounts allocated to broadcast licenses and goodwill for impairment and concluded that no provisions for impairment were required. This change in accounting resulted in a reduction in amortization expense of $83,104 for 2002.

Prior to September 1, 2001, amounts allocated to broadcast licenses on cable acquisitions were amortized using the increasing charge method with an interest rate of 4% over forty years, amounts allocated to DTH and Satellite services licenses were amortized on a straight-line basis over 35 years and amounts allocated to goodwill were amortized on a straight-line basis over forty years. These assets were written down if there was evidence of a permanent impairment in their value to the Company. The potential impairment of these assets was measured against the undiscounted value of expected future operating income before amortization, taxes and interest.

Deferred credits

Deferred credits include: (i) prepayments received under indefeasible right to use (“IRU”) agreements amortized on a straight-line basis into income over the term of the agreement; (ii) fair value adjustments on debt assumed on acquisitions amortized on a straight-line basis over the term of the debt; and (iii) foreign exchange gains on translating long-term debt.

Income taxes

The Company accounts for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Equity instruments

The Company has the ability to satisfy interest and redemption obligations on various financial instruments through the issuance of Class B Shares. Accordingly, these instruments are included in shareholders’ equity and any payments thereon, net of taxes, are recorded as dividends.

Foreign currency translation

The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses at average exchange rates for the year. Adjustments arising from the translation of the financial

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

statements are deferred and included in a separate component of shareholders’ equity.

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates.

Exchange gains or losses on translating long-term debt are included in deferred credits or deferred charges and, except for hedged debt, are amortized on a straight-line basis over the remaining life of the debt. Other exchange gains and losses are included in net income (loss) for the year.

Financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include interest rate swaps, currency swaps, and foreign currency forward purchase contracts. All such instruments are only used for risk management purposes. The Company accounts for these financial instruments as hedges and as a result the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to the management of interest risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge U.S. dollar denominated debt are deferred until the hedged item is settled, at which time they are offset against the gain or loss on the hedged item.

Those instruments that have been entered into by the Company to hedge exposure to interest rate risk are periodically examined by the Company to ensure that the instruments are matched with underlying liabilities, reduce the Company’s risk relating to interest rates and, through market value and sensitivity analysis, maintain a high correlation to the interest expense of the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s Consolidated Statements of Income (Loss).

Stock-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options must be issued at not less than their fair value; accordingly, no compensation expense is recorded on the grant of options under this plan. Any consideration paid by employees on the exercise of stock options is credited to share capital.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The Company has invested in a number of development projects and in companies utilizing and developing new distribution technologies. Control of Cancom and its wholly-owned subsidiary Star Choice

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Communications Inc. (“Star Choice”), a DTH satellite operator, was acquired in 2000. Star Choice commenced commercial operations on October 1, 1997 and has experienced significant operating losses. These operating losses are expected to continue as Star Choice continues to build its customer base.

The Company has estimated the useful lives of its property, plant and equipment and the recoverability of deferred costs, development projects and broadcast licenses using current business plans. Significant changes in the assumptions with respect to the competitive environment and the DTH market could result in an impairment of such assets.

The Company has tested the amounts allocated to broadcast licences and goodwill for impairment using discounted cash flows based on current business plans. Significant changes in assumptions with respect to the competitive environment could result in impairment of intangible assets.

Recent Canadian accounting pronouncements

(i) Foreign currency translation

Commencing September 1, 2002, the Company will be retroactively adopting the new Canadian standard for foreign currency translation which is consistent with U.S. standards and will eliminate the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged and will require exchange gains and losses be included in net income in the period they are incurred. Upon adoption of this standard September 1, 2002, deferred unamortized foreign exchange losses net of gains amounting to $2,526 (net of taxes) will be eliminated and charged against the opening retained earnings as at September 1, 2000. As prior years will be restated upon adoption, the Company’s net loss for 2002 and 2001 will increase (decrease) by ($7,633) (($0.03) per share) and $15,517 ($0.07 per share) respectively.

(ii) Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company will be adopting the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees.

(iii) Hedging relationships

In November 2001, Accounting Guideline (AcG) 13, Hedging Relationships, was approved which establishes conditions for applying hedge accounting which will become effective for the 2004 fiscal period.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

2. BUSINESS ACQUISITIONS AND DIVESTITURES

Cable and MDU business acquisitions

	2002

			Total
		Accounts	purchase
	Cash	payable	price
	$	$	$

(i) Cable systems in Canada	4,336	150	4,486
(ii) Cable systems in U.S	3,608	354	3,962
(iii) Direct-to-Home pay-per-view service	32,510	4,000	36,510

	40,454	4,504	44,958

	2001

	Issue of		Application		Total
	Class		of opening	Accounts	purchase
	B Shares	Cash	investment	payable	price
	$	$	$	$	$

(iv) Moffat	765,238	465,365	105,138	4,661	1,340,402
(v) Rogers exchange	—	78,662	661	24,844	104,167
(vi) MDU business	—	10,604	—	—	10,604
(vii) Other cable systems	—	1,346	—	1,344	2,690

	765,238	555,977	105,799	30,849	1,457,863

	2000

			Application
	Issue of		of deposits	Total
	Class B		and assets	purchase
	Shares	Cash	in escrow	price
	$	$	$	$

(viii) Access	—	3,074	123,726	126,800
(ix) Fundy	151,515	131,928	192	283,635
(x) Other cable systems	—	10,220	—	10,220

	151,515	145,222	123,918	420,655

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

A summary of net assets acquired on cable and MDU business acquisitions, accounted for as purchases, is as follows:

	2002	2001	2000
	$	$	$

Identifiable net assets acquired at assigned fair values
Assets held for sale	—	239,500	—
Investments and other assets	—	7	38,065
Property, plant and equipment	964	353,500	114,189
Deferred charges	—	4,634	—
Broadcast licenses — DTH	—	9,886	—
Broadcast licenses — cable	57,309	1,760,672	736,314

	58,273	2,368,199	888,568

Working capital deficiency	603	29,506	19,020
Long-term debt	644	372,000	209,273
IRU agreements	—	96,800	—
Future income taxes	12,068	394,821	232,652
Deferred credits	—	17,209	5,500
Non-controlling interest	—	—	1,468

	13,315	910,336	467,913

Purchase price	44,958	1,457,863	420,655

(i)	Effective September 30, 2001, December 1, 2001, and June 1, 2002 the Company purchased three small cable television systems serving approximately 2,300 subscribers in the province of British Columbia.

(ii)	The Company purchased 1,045 subscribers in Florida further to its commitment in note (vii) below. Approximately 2,246 subscribers for U.S.$5,319 are remaining in respect of this commitment at August 31, 2002.

(iii)	Effective June 1, 2002, the Company acquired from Corus Entertainment Inc. (“Corus”) (see note 18) 100% of Corus VC Ltd. (“Viewers Choice”), which operates a pay-per-view video service in Western Canada.

(iv)	Effective March 1, 2001, the Company acquired 100% of Moffat Communications Limited (“Moffat”). The principal operations and assets of Moffat consisted of:

(a)	Cable television and Internet distribution systems serving 312,000 basic cable subscribers and 43,000 high-speed Internet subscribers in Alberta, Manitoba and Northern Ontario;

(b)	Cable television and Internet distribution systems serving approximately 71,000 basic subscribers and 3,000 high-speed Internet subscribers in Florida and Texas;

(c)	WTN, a nationally distributed specialty television network; and

(d)	CKY-TV (“CKY”), a CTV television network affiliate in Manitoba.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

In conjunction with the Company’s plans to acquire Moffat, agreements were made to dispose of Moffat’s interest in WTN for $202,500 to Corus effective November 2001 (see note 18) and its interest in CKY for $37,000 to CTV Inc. effective September 2001. Accordingly, the WTN and CKY assets were reflected in the balance sheet as assets held for sale at the agreed upon selling price less a deposit for $150,000 received from Corus on the WTN sale. No gain or loss resulted on these dispositions.

(v)	Effective November 1, 2000, the Company and Rogers Communications Inc. (“Rogers”) exchanged certain cable television and Internet assets resulting in the Company acquiring Roger’s approximately 626,000 subscribers in Vancouver and surrounding area in exchange for the Company’s approximately 604,000 subscribers in Southern Ontario and New Brunswick plus cash for the cost of the incremental subscribers acquired in the exchange. The exchange of cable systems was undertaken by both companies to consolidate their respective cable television operations. No gain or loss was recorded in this exchange of assets. The incremental subscribers acquired have been recorded at their cash cost to the Company.

(vi)	Between January 31, 2001 and April 27, 2001, approximately 13,533 DTH satellite subscribers were purchased in Ontario, Quebec and Western Canada.

(vii)	The Company has a commitment to purchase by May 31, 2003, a number of subscribers in Florida.

(viii)	Effective September 1, 1999, the Company acquired a 75% interest in Access Communications Inc. (“Access”) and a 100% interest in Access Cable Television Bedford/Sackville Limited. Access also owned a 45% interest in Halifax Cablevision Limited. The three companies operated cable television systems, served approximately 142,000 subscribers primarily in Nova Scotia, and were acquired from a director of the Company.

(ix)	Effective November 1, 1999, the Company acquired all the shares of Fundy Communications Inc. (“Fundy”), which operated cable systems serving approximately 186,000 subscribers in New Brunswick.

(x)	Effective June 30, 2000, the Company purchased the cable television system serving approximately 3,700 subscribers in Squamish, British Columbia.

Cancom acquisition

On August 31, 1999, Cancom and Star Choice completed a share exchange transaction resulting in Star Choice becoming a wholly-owned subsidiary of Cancom. Cancom provides satellite-based solutions for business and Star Choice provides DTH satellite television services. Prior to this transaction, the Company held a 9.5% interest in Cancom, accounted for on a cost basis, and a 49.9% interest on a diluted basis in Star Choice, accounted for using the equity method. After the share exchange, the Company held approximately 35% of Cancom, which was accounted for using the equity method.

During 2000, the Company purchased additional interests in Cancom resulting in Cancom becoming a subsidiary (94.3% interest) for consolidation purposes effective July 1, 2000. During 2001, the Company purchased the remaining 5.7% equity interest in Cancom. There are outstanding warrants which were issued as part of the Star Choice Senior secured notes which if exercised could result in potential dilution of 1% in the Company’s ownership of Cancom. A summary of the net assets acquired at assigned fair values and the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

consideration given for the 5.7% and 94.3% interests in Cancom is summarized as follows:

	2001	2000
	$	$

Identifiable net assets acquired at assigned fair values
Investments and other assets	—	15,339
Property, plant and equipment	—	81,943
Deferred charges	—	103,724
Broadcast licenses	111,260	1,114,228

	111,260	1,315,234

Working capital deficiency	—	18,413
Long-term debt assumed	—	246,089
Deferred credits	—	15,451
Future income tax liability	30,720	247,029
Non-controlling interest	(12,691)	19,855

	18,029	546,837

Purchase price	93,231	768,397

Consideration:

	2001	2000
	$	$

Cash	6,148	135,913
Class B Shares	87,083	534,788
Amounts included in accounts payable	—	26,720
Cancom investment at August 31, 1999	—	63,823
Equity in Cancom losses to June 30, 2000	—	(19,500)
Costs of WIC investment	—	26,653

	93,231	768,397

Divestitures

(i)	Effective May 31, 2002, the Company sold its uplink and SRDU business in the Caribbean for $1,113.

(ii)	Effective August 31, 2001, the Company sold to Bragg Communications Inc., a company controlled by a former director of the Company, its 75% interest in Access (including its 45% interest in Halifax Cablevision Limited) and its 100% interest in Access Cable Television Bedford/Sackville Limited for $209,629 ($193,288 cash and $16,341 promissory notes at prime plus 0.5%). A pre-tax gain of $66,595 was recognized on the sale.

(iii)	Effective February 16, 2000, the business of Shaw FiberLink was sold to GT Group Telecom Inc. (“GT”). Under the agreement, the Company granted GT an IRU in certain specifically identified existing fibers in the fiber optic cable networks of the Company for 60 years and sold to GT the remaining property and assets used in connection with its FiberLink business. In addition, the Company granted GTan IRU in additional fiber kilometers to be built over the next three years at an

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

estimated capital cost of $65,000. The Company received net proceeds of $732,200, consisting of $332,200 in cash, net of disposal costs of $27,808, and $400,000 representing the value of 29,096,097 GT shares, an approximate 31% interest. A pre-tax gain of $87,984 was recognized on the sale of the FiberLink business to the extent of the interest sold, and a prepayment on the IRU totalling $525,223 was recorded which is being amortized into income over the term of the IRU.

(iv)	During the year, GT issued equity which reduced the Company’s equity interest from 23.28% to 23.22% (2001 — 23.65% to 23.28%; 2000 — 31% to 23.65%) and resulted in a dilution gain (loss) of $(571) (2001 — $4,525; 2000 - $33,245) for the year.

3. ACCOUNTS RECEIVABLE

	2002	2001
	$	$

Subscriber and trade receivables	165,316	152,824
Officers and employees	173	322
Due from related parties [note 18]	5,627	7,318
Promissory notes	5,000	16,341
Miscellaneous receivables including commodity taxes	30,729	32,020

	206,845	208,825
Less allowance for doubtful accounts	(19,340)	(19,213)

	187,505	189,612

Included in operating, general and administrative expenses is a provision for doubtful accounts of $26,727 (2001 — $19,625; 2000 — $10,843).

The promissory notes bear interest at bank prime rate plus 0.5% and are due on February 28, 2003.

4. INVENTORIES

	2002	2001
	$	$

Subscriber equipment	124,515	98,654
Other	4,296	11,721

	128,811	110,375

Subscriber equipment includes cable modems, digital set-top boxes and related customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

5. INVESTMENTS AND OTHER ASSETS

	2002	2001
	$	$

Investments, at cost net of write-downs:
Liberty Media Corporation (“Liberty”) (market value — $4,469; 2001 — $8,511)	4,469	8,511
Motorola, Inc. (“Motorola”) (market value — $33,858; 2001 — $33,858)	8,925	8,925
TippingPoint Technologies Inc. (market value — 2001 — $1,067)	—	1,067
At Home Corporation (“At Home”) (market value — 2001 — $255,687)	—	34,227
Terayon Communication Systems (“Terayon”) (market value — $90,481; 2001 — $38,801)	45,872	51,669
Liberate Technologies (“Liberate”) (market value — $93,068; 2001 — $93,068)	16,043	16,043
Canadian Hydro Developers, Inc. (“Canadian Hydro”) (market value — $12,216; 2001 — $5,869)	17,036	8,737
Cogeco Cable Inc. (“Cogeco”) (market value — $12,650; 2001 — $29,645)	12,650	46,255
Investments in private technology companies	15,735	33,576
Investments at equity:
GT Group Telecom Inc. (“GT”) (market value — $967; 2001 — $140,271)	—	331,235
Investments in specialty channel networks	2,918	—
Other assets:
Employee home relocation mortgages and loans	8,161	2,911
Other	1,793	7,551

	133,602	550,707

The Liberate and Terayon shares have been pledged as collateral for outstanding SHELS and the Motorola shares for the outstanding Zero Coupon Loan (see note 11).

The market values indicated in the above table for the shares of Liberate and Terayon reflect the amounts that would be recorded by the Company as proceeds of disposition if the Company surrendered such shares as payment on the outstanding SHELS at the amounts recorded as proceeds when the SHELS were issued.

The market value of the Motorola shares is reflected at the amount recorded in the accounts for the Zero Coupon Loan as the Company has entered into an equity forward sale contract on an equivalent number of Motorola shares for amounts to coincide with the maturity of the loan.

At Home

On May 31, 2002, the Company redeemed the Series I and Series II SHELS by delivering the underlying security of 4,361,186 At Home shares resulting in a gain of $218,327.

Terayon

During the year the Company sold 673,173 shares of Terayon resulting in a pre-tax gain of $2,545.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Canadian Hydro

Canadian Hydro, a Canadian public corporation, develops and operates electrical generating plants. A summary of the holdings in Canadian Hydro is as follows:

	2002	2001

	(number of shares/warrants)
Shares:
Free trading	2,450,000	1,500,000
Subject to hold periods	4,096,580	1,265,000
Warrants:
Vested — exercise price of $2.00	—	631,580
Vested — exercise price of $3.27	1,000,000	500,000
Vested — exercise price of $2.35	1,100,000	—
Non-vested — exercise price of $3.27	—	500,000

	8,646,580	4,396,580

Investments at cost, write-downs

As a result of the prevailing poor condition of the technology sector, management reviews of the carrying value of investments in this sector have resulted in the following write-downs:

	2002	2001
	$	$

Liberty	4,042	103,268
TippingPoint	—	21,180
Cogeco	33,605	—
Other public companies	173	6,203
Private companies	23,718	32,803

	61,538	163,454

Investments at equity

In June 2001, the Company acquired an additional 3,000,000 Class A Voting Shares of GT, representing approximately 40.1% of the outstanding voting shares of GT. The Company’s equity interest in GT at August 31, 2002 is 23.2%. As a result of the significant deterioration in the market value of the GT shares and the announcement by GT in June 2002 that the company was unlikely to meet certain of its bank covenants and would seek court protection from its creditors, the Company wrote-down the balance of its investment in GT of $268,928.

The Company has a one-third interest in three specialty channel networks.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Equity income (loss) on investees consists of the following:

	2002	2001	2000
	$	$	$

GT	(51,300)	(70,730)	(10,655)
Specialty channel networks	(1,862)	—	—
Cancom (to June 30, 2000)	—	—	(19,500)
Halifax	—	—	10
Other	(325)	(552)	(516)

	(53,487)	(71,282)	(30,661)

6. PROPERTY, PLANT AND EQUIPMENT

	2002		2001

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$

Cable and telecommunications distribution system	2,730,898	796,106	2,323,156	599,073
Digital cable terminals and modems	545,539	243,621	477,944	152,808
Decoders	43,715	13,373	40,923	3,231
Satellite audio, video and data network equipment and DTH receiving equipment	251,358	32,498	165,336	5,960
Buildings	227,969	40,123	173,146	33,259
Data processing	89,264	49,205	69,198	32,034
Other assets	154,073	127,522	137,190	89,742

	4,042,816	1,302,448	3,386,893	916,107
Land	37,329	—	37,137	—

	4,080,145	1,302,448	3,424,030	916,107

Net book value	2,777,697		2,507,923

Amortization provided in the accounts on property, plant and equipment for 2002 amounted to $409,335 (2001 — $288,164; 2000 — $177,963).

Included in the cable and telecommunications distribution system assets is the cost of right-to-use fibers under IRU agreements with terms extending to 60 years totalling $61,698 (2001 — $42,669; 2000 — $17,053).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

7. DEFERRED CHARGES

	2002		2001

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$

Financing costs and credit facility arrangement fees	63,093	27,848	56,774	19,274
Marketing costs to launch new services	14,977	9,508	10,309	3,177
Foreign exchange losses on translating long-term debt	64,970	7,546	59,792	3,293
DTH pre-operating costs	8,320	8,320	8,320	2,756
Equipment subsidies	401,019	266,493	281,217	113,341
Other	6,482	5,058	6,825	3,616

	558,861	324,773	423,237	145,457

Net book value	234,088		277,780

Amortization provided in the accounts on deferred charges for 2002 amounted to $180,249 (2001 — $117,516; 2000 — $27,803).

8. INTANGIBLES

	Carrying amount

	2002	2001
	$	$

Broadcast licenses
Cable systems	3,894,124	3,836,814
DTH and satellite services	983,132	1,201,309

	4,877,256	5,038,123
Goodwill	145,865	—

Net book value	5,023,121	5,038,123

Commencing September 1, 2001, broadcast licenses and goodwill are no longer amortized (see note 1) and are presented at their carrying amounts. As at August 31, 2001, cable system and Satellite broadcast licenses were recorded at cost of $3,996,528 and $1,237,915 respectively, less accumulated amortization of $159,714 and $36,606 respectively. Amortization provided in the accounts on broadcast licenses amounted to $71,081 and $29,435 in 2001 and 2000, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

9. LONG-TERM DEBT

	Effective
	interest rates	2002	2001
	%	$	$

Corporate
Bank loans	Fixed and variable	425,106	612,646
Senior notes-
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
U.S. $440,000 due April 11, 2010	7.88	685,872	682,352
U.S. $225,000 due April 6, 2011	7.68	350,729	348,930
U.S. $300,000 due December 15, 2011	7.61	467,640	—

		2,504,347	2,218,928

Cancom
Bank loans	Variable	253,800	88,800
Subordinated credit facility	Variable	40,000	40,000
Structured Note, due December 15, 2003	7.00	250,000	250,000

		543,800	378,800

Star Choice
U.S.$150,000 Senior secured notes	13.00	233,820	232,620

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	130,000
Big Pipe Ventures, L.P.	Variable	50,000	50,000
Burrard Landing Lot 2 Holdings Partnership	Variable	7,670	—

		187,670	180,000

Total consolidated debt		3,469,637	3,010,348
Less current portion		—	—

		3,469,637	3,010,348

Interest on long-term debt included in interest expense amounted to $266,596 (2001 — $211,294; 2000 — $128,932).

Corporate

Bank loans

The Company has a $50,000 revolving operating loan facility with interest rates and borrowing options the same as those contained in the credit facility described below.

A syndicate of banks has provided the Company with an unsecured credit facility, which at August 31, 2002 amounted to $1,425,105, $1,200,000 of which is revolving on a reducing basis commencing in fiscal 2004 until repaid by April 30, 2007. As at August 31, 2002, $991,256 (net of committed letters of credit of $8,744) of

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

the $1,200,000 portion of the unsecured facility was not utilized. The balance of the facility, which has been fully drawn, is non-revolving term repayable in eight semi-annual increasing installments such that the loan is repaid by April 30, 2007. Funds are available to the Company in both Canadian and U.S. dollars. At August 31, 2002, the U.S. portion of the bank loans was U.S. $57,233 ($89,215 Canadian).

At August 31, 2002, interest rates on $177,000 of Canadian dollar borrowings were fixed by means of an interest rate swap at 8.89%. In March 2002, the Company unwound interest rate swaps of $210,000 on Canadian dollar borrowings which were fixed at rates ranging from 6.12% to 6.17%. Interest rates on the balance of the bank loans fluctuate with Canadian bankers’acceptance and U.S. libor rates and averaged 4.0% for the year (2001 – 7.4%; 2000 – 7.5%).

Senior notes

The Senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on the U.S. $ Senior notes. The table below outlines the U.S. $ principal, the interest coupon rate, the effective interest rate on the Canadian $ equivalent of the U.S. debt as a result of the agreements, and the exchange rate applicable to the principal portion of the debt (“Exchange rate”):

U.S. Senior		Effective
note principal	Coupon rate	interest rate	Exchange rate

$440,000	8.25%	7.88%	$1.4605
225,000	7.25%	7.68%	1.5815
300,000	7.20%	7.61%	1.5895

Cancom

Bank loans

Cancom’s banking facilities include a $15,000 demand operating line of credit and a seven-year $350,000 revolving reducing term credit facility. Funds are available in Canadian dollars or the U.S. dollar equivalent. Interest rates on the operating line fluctuate with Canadian prime rate and U.S. base rates. Interest rates on the $350,000 facility fluctuate with Canadian bankers’acceptance and prime rates and U.S. libor and base rates. Interest rates on these facilities averaged 6.62% for the year (2001 — 8.87%; 2000 — 10.14%).

Under the $350,000 facility, if by December 31, 2003, Cancom has not repaid the Star Choice Senior secured notes and raised additional proceeds of $50,000, Shaw has agreed to subscribe for additional shares of Cancom for not less than $50,000. In such event, the $350,000 facility is revolving on a reducing basis commencing in fiscal 2004 until repaid by February 28, 2007, otherwise until repaid by July 31, 2007.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

The operating line and $350,000 facility are collateralized by a first ranking fixed and floating charge and security interest in all assets and undertakings of Cancom and substantially all of Cancom’s subsidiaries, excluding Star Choice and its subsidiaries.

Subordinated credit facility

Cancom has a $40,000 standby Subordinated credit facility due May 2, 2004. The effective interest rate on this facility was 7.99% for the year (2001 — 9.29%; 2000 — 9.76%). The facility is unsecured and bears interest at rates based upon bankers’acceptances.

In conjunction with the establishment of the Cancom Bank loans, Cancom and the lender entered into an Interlender Priorities Agreement with respect to the Subordinated credit facility whereby repayment has been subordinated to the repayment of the Cancom Bank loans. The Company has entered into a liquidity agreement on the Subordinated credit facility whereby in the event of continuing default on the facility, the lender may cause the Company to satisfy the obligations under the facility. The Company has the option to satisfy the obligation by cash or sufficient Class B Shares of the Company.

Structured Note

On August 31, 2001 Cancom issued a $250,000 7% Structured Note due December 15, 2003 with interest payable quarterly. The note is subordinate to the Cancom bank loans. The parent company has entered into a support arrangement on the note whereby in the event of continuing default on the note, the parent company has agreed to satisfy the obligations through either subscribing for additional shares of Cancom to yield sufficient cash proceeds to satisfy the repayment of the note or, at its option, by purchasing, for cash or sufficient Class B Shares of the Company, the note from the holders at an amount equal to the principal plus accrued interest.

Star Choice

Senior secured notes

Star Choice has issued Senior secured notes which are due December 15, 2005 and are redeemable at the option of Star Choice at 106.5% of the issue price of U.S. $150,000 on or after December 15, 2002, 103.25% of the issue price on or after December 15, 2003 or at 100% of the issue price on or after December 15, 2004. Interest is payable semi-annually. The notes are collateralized by all of the assets of Star Choice with the exception of the assets of a subsidiary, Direct Choice TV Inc.

Other subsidiaries and entities

Videon CableSystems Inc.

Videon CableSystems Inc. (“Videon”) has issued 8.15% Senior Debentures that are due April 26, 2010. Interest is payable semi-annually.

Pursuant to the inter-creditor agreement between the debenture holders and the syndicate of banks which had provided a credit facility to Videon, the debenture holders were required to release the debenture security when the credit facilities were repaid. As a result, the debentures are unsecured. The debentures are non-

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

recourse to the parent company. The Senior Debentures are guaranteed by the subsidiaries of Videon. The effective interest rate on the debentures is 7.63% after giving effect to the fair value adjustments on the debt at the date of the Moffat acquisition which adjustments are included in deferred credits.

Big Pipe Ventures, L.P.

Big Pipe Ventures, L.P., a wholly-owned subsidiary, entered into a credit agreement with a United States subsidiary of a major Canadian Chartered Bank providing for a $50,000 non-revolving term facility, which was fully drawn at August 31, 2002. The facility, which is non-recourse to the parent company, is collateralized by a general security agreement and a pledge of all of the shares of Big Pipe (NS) Company. The facility bears interest based on the Canadian prime rate which averaged 4.29% for the year (2001 — 8%). The facility is repayable in two instalments of $1,250 each on January 15 and July 15, 2005, one instalment of $5,000 on January 15, 2006 and the remaining balance due on July 15, 2006. Subsequent to August 31, 2002, the Company arranged to retire this facility by drawing on the corporate long-term bank loan facility.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 38.3% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). The Partnership, which will build and own the Shaw Tower project in Vancouver, B.C., has a $20,000 bank loan to purchase land. The Partnership also has a $118,500 construction loan, which may be drawn down pursuant to repaying the $20,000 bank loan plus certain other conditions. The $20,000 loan is repayable the earlier of the draw down under the construction loan and December 1, 2002. The construction loan is repayable no later than December 31, 2005 (if extended). Interest rates on the loans fluctuate with Canadian bankers’ acceptance and prime rates. The loans are secured by a general security agreement and a $150,000 fixed and floating charge debenture registered in a first priority position with respect to the land and project building. The loans are severally guaranteed by the Company and other two partners in the Partnership in the amount of $47,800. The Company’s portion of the debt guarantee is $18,300. The bank loan to purchase land has been classified as long-term as it will be repaid by drawing down on the construction loan.

Debenture redemptions

In 2001, the Company called for redemption of the U.S. $91,916 11% senior secured priority notes and in 2000 called for redemption of all outstanding debentures incurring costs in connection with the early redemptions as follows:

	2001	2000
	$	$

Restructuring fees	8,590	90,606
Realization of deferred foreign exchange losses	—	27,707
Write-off of deferred financing costs	—	4,102
Write-off of deferred bond warrant proceeds	—	(24,447)

	8,590	97,968

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2002.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years are as follows:

$

2003	—
2004	312,511
2005	412,734
2006	437,597
2007	372,553
Thereafter	1,934,242

3,469,637

10. DEFERRED CREDITS

	2002		2001

		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$

IRU agreements	622,023	19,437	622,023	7,920
Fair value adjustments on debt assumed on acquisitions	21,535	7,180	30,660	3,917
Foreign exchange gains on translating long-term debt	16,265	471	8,855	276
Deposit on future fiber purchase	2,000	—	2,000	—

	661,823	27,088	663,538	12,113

Net book value	634,735		651,425

IRU agreements are in place for periods between 30 and 60 years and are being amortized into income over the agreement periods. Amortization in respect of the IRU agreements for 2002 amounted to $11,517 (2001 — $4,902; 2000 — $3,018); amortization in respect of fair value adjustments on debt amounted to $4,151 (2001 — $4,359; 2000 — $7,941) and was offset against interest expense; and amortization provided in the accounts on foreign exchange gains for 2002 amounted to $195 (2001 — $467; 2000 — $989) and is netted against the amortization charge.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

11. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Class A voting participating shares (“Class A Shares”), Class B non-voting participating shares (“Class B Shares”), Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares, Class B preferred shares, Canadian Originated Preferred Securities (“COPrS”), Variable Rate Equity Linked Exchangeable Debentures (“SHELS”) and Zero Coupon Loans.

Effective September 1, 1999, the authorized share capital of the Company was amended to eliminate the par value on Class B Shares.

			2002	2001
			$	$

Number of securities

2002	2001

11,373,972	11,403,972	Class A Shares	2,493	2,499
220,473,552	220,368,357	Class B Shares	2,107,367	2,106,569

231,847,524	231,772,329		2,109,860	2,109,068

		EQUITY INSTRUMENTS COPrS-
5,700,000	5,700,000	8.45% Series A U.S. $142,500, due September 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B, due September 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series U.S. $172,500, due September 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series, due September 28, 2049	147,202	147,202
		SHELS-
—	137,693	Series I — U.S. $137,693	—	199,342
—	39,053	Series II — U.S. $39,053	—	56,345
33,923	33,923	Series III — U.S. $33,923	50,342	50,342
28,853	28,853	Series IV — U.S. $28,853	42,726	42,726
57,583	—	Series V — U.S. $57,583	90,481	—
		Zero Coupon Loan U.S. $22,835	33,858	33,858

			908,472	1,073,678

			3,018,332	3,182,746

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Class A and Class B Shares

Class A Shares are convertible at any time into an equivalent number of Class B Shares. The Class B Shares are convertible into an equivalent number of Class A Shares in limited circumstances.

Changes in Class A and Class B Share capital in 2002, 2001 and 2000 are as follows:

	Class A Shares		Class B Shares		Contributed
					surplus
	Number	$	Number	$	$

August 31, 1999	11,446,072	2,916	168,161,498	1,403	1,004,625
Elimination of par value on Class B Shares	—	—	—	656,521	(656,521)
Reduction on separation of media business	—	(407)	—	(91,884)	(348,104)
Class A Share conversions	(26,100)	(6)	26,100	6	—
Stock option plan issuances	—	—	2,795,176	—	—
Purchase of Class B Shares for cancellation	—	—	(397,400)	(1,676)	—
Issued in respect of:
Cable system acquisitions	—	—	7,401,796	151,515	—
Cancom acquisition	—	—	16,217,749	534,788	—
Share issue costs	—	—	—	(976)	—

August 31, 2000	11,419,972	2,503	194,204,919	1,249,697	—
Class A Share conversions	(16,000)	(4)	16,000	4	—
Stock option plan issuances	—	—	454,671	4,581	—
Issues in respect of:
Cable system acquisitions	—	—	23,007,524	765,238	—
Cancom acquisition	—	—	2,685,243	87,083	—
Share issue costs	—	—	—	(34)	—

August 31, 2001	11,403,972	2,499	220,368,357	2,106,569	—
Class A Share conversions	(30,000)	(6)	30,000	6	—
Stock option plan issuances	—	—	75,195	792	—

August 31, 2002	11,373,972	2,493	220,473,552	2,107,367	—

Effective September 1, 1999, the Company’s shareholders approved an arrangement to divide the Company into two separate public corporations, Shaw Communications Inc. and Corus Entertainment Inc. The separation and concurrent changes to the Company’s shareholder equity accounts resulted in the following increases (decreases) in shareholders’equity:

$

Reduction in Class A Shares	(407)
Reduction in Class B Shares	(91,884)
Allocation of contributed surplus to Class B Shares on elimination of par value designation	656,521
Reduction in contributed surplus	(1,004,625)
Reduction in retained earnings	(29,414)

(469,809)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Equity instruments

COPrS

COPrS rank as unsecured junior subordinated debt. The Company has the right to defer payments of interest on the securities for a period up to 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity of the securities. Except in certain limited circumstances, the Company may not pay or declare dividends on any of its capital stock (including capital stock classified as debt) (except by way of stock dividend) at any time when any interest on the securities is either in default or is being deferred. There may be multiple extension periods of varying lengths, each of up to 20 consecutive quarterly periods, throughout the terms of the securities. During any extension period, interest will accrue but will not compound. The Company may satisfy its obligation to pay deferred interest on any applicable interest payment date through the issuance to the trustee of Class B Shares of the Company, in which event the holders of the securities shall be entitled to receive cash payments equal to the deferred interest from the proceeds of the sale of the requisite Class B Shares by the trustee.

The COPrS are redeemable, at the Company’s option, in whole or in part, at any time after September 30, 2002 (8.45% Series A), September 30, 2003 (8.50% Series), October 17, 2005 (8.875% Series) or September 30, 2007 (8.54% Series B) at a redemption price equal to 100% of the principal amount of the securities to be redeemed plus accrued and unpaid interest thereon to the date of such redemption. The Company has the ability to satisfy redemption obligations through the issuance of Class B Shares.

The Company has purchased a five-year extendible forward purchase contract which expires on March 31, 2005 to provide the U.S. funds required for the quarterly interest payments on the U.S. denominated securities at an exchange rate of $1.4078 Cdn. The counterparty has the option to extend the contract for five years on March 31, 2005.

SHELS

Each series of the SHELS are in denominations of U.S. $1,000 and are due 25 years following the date of issuance. The SHELS are collateralized by the underlying security indicated opposite such series below and are exchangeable at the holder’s option at any time, excluding the maturity date, into the underlying security at the Conversion Rate indicated. In lieu of delivering the underlying security, the Company may make cash payment equal to the fair market value of the underlying security at that time. The Company may satisfy its obligation to pay the applicable redemption price or the principal amount of the SHELS plus accrued interest through the issuance of Class B Shares.

Interest is payable on the SHELS at a rate equal to the dividend rate of the underlying security plus a varying percentage (“Incremental Interest Rate”) depending on whether the underlying security is subject to trading restrictions. In 2002, all of the underlying securities were free trading. After certain dates, the Company may redeem not less than that number of SHELS equal to one-third of such SHELS outstanding as of the date of issuance. The redemption may be satisfied by delivering the number shares of the underlying security based on the applicable conversion rate for each U.S.$1,000 principal amount plus accrued and unpaid interest, or by a cash payment that approximates the fair market value of the underlying security at the time of redemption plus accrued and unpaid interest thereon to the date of such redemption.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

A summary of the terms of each series of the SHELS outstanding is as follows:

		Conversion	Incremental
		Rate per	Interest	Redeemable
Series	Underlying security	U.S. $1,000	Rate	after

SHELS III, due May 31, 2025	452,506 common shares of Liberate Technologies	13.34	2.25%	May 31, 2004

SHELS IV, due October 6, 2025	1,000,000 shares of Liberate Technologies	34.66	2.25%	October 6, 2004

SHELS V, due November 29, 2026	5,326,827 shares of Terayon	92.51	2.00%	November 29, 2001*

•     If the Company redeems the SHELS V prior to May 29, 2003, the Company must also pay additional interest that would have accrued to the holders following the date of redemption to May 29, 2003.

During the year, the SHELS Series I and II having underlying security of 3,250,656 and 1,110,530 At Home common shares respectively were redeemed by transferring to the holders of the SHELS the underlying security in satisfaction of the SHELS obligation resulting in the Company recording a gain of $218,327.

Zero Coupon Loan

The Zero Coupon Loan is collateralized by a forward contract entered into by the Company in respect of 732,237 Motorola shares. The loan bears interest at 7.53% compounded annually with principal and interest payable in 4 equal weekly installments commencing July 19, 2005. The Company may satisfy its obligation to pay principal and interest at maturity through the issuance of Class B Shares.

Concurrent with receipt of the Zero Coupon Loan proceeds, the Company entered into an equity forward sale contract in respect of 732,237 Motorola shares whereby the Company has agreed to forward sell the shares at dates that coincide with the maturity dates of the Zero Coupon Loan.

Until May 27, 2005, the Company has the option to elect to deliver the required number of Motorola shares in exchange for cash payments that equal the payments required under the Zero Coupon Loan at each respective maturity date. If the Company does not elect to physically settle the forward contract, a cash settlement will be made between the parties for the difference between the fair market value of the Motorola shares at maturity and the forward sale price of U.S.$44.7567 per share.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Shares at the date of grant. The maximum number of Class B Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

The changes in options in 2002, 2001 and 2000 are as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Shares	$	Shares	$	Shares	$

Outstanding at beginning of year	7,640,500	32.57	5,450,000	32.49	—	—
Granted	2,116,750	32.64	3,510,000	32.73	5,450,000	32.49
Exercised	(11,750)	32.63	(16,000)	32.62	—	—
Forfeited	(1,442,500)	32.67	(1,303,500)	32.66	—	—

Outstanding at end of year	8,303,000	32.58	7,640,500	32.57	5,450,000	32.49

The following table summarizes information about the options outstanding at August 31, 2002:

	Options outstanding			Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
	August 31,	remaining	exercise	August 31,	exercise
Range of prices	2002	contractual life	price	2002	price

$29.70 - $34.08	8,303,000	8.29	$32.58	2,715,500	$32.53

Under a previous stock option plan, options were granted to senior officers and employees to acquire Class B Shares. The number of shares issued under the plan varied depending upon the growth in market value of the shares. In connection with the separation of the Company’s media business on September 1, 1999, all vesting rights under the stock option plan were accelerated and 2,795,176 Class B Shares were issued on that date on a cashless basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of one of the Company’s Class B Shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At August 31, 2002 there were 88,002 Cancom options outstanding with exercise prices between $6.13 and $23.25 and a weighted average price of $12.50. The weighted average remaining contractual life of the Cancom options is 3.9 years. At August 31, 2002, 67,499 Cancom options were exercisable into 60,749 Class B Shares of the Company at a weighted average price of $12.92 per Class B Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw Class B Share) in assigning fair values to the assets and liabilities in the purchase equation

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

on consolidation based on the market price of the Shaw Class B Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on earnings of the Company.

A total of 262,807 warrants remain outstanding and vest evenly over a four-year period. At August 31, 2002, 88,314 warrants have vested.

Dividends

The holders of Class B Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.005 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Shares, holders of Class A Shares and Class B Shares participate equally, share for share, as to all subsequent dividends declared.

Share transfer restriction

The Articles of Arrangement of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Earnings (loss) and cash flow per share

The Company uses the treasury method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Shares at the average market price during the period.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Earnings (loss) and cash flow per share calculations are as follows:

	2002	2001	2000
	$	$	$

Basic — reported net income (loss)
Reported net income (loss)	(288,292)	(147,421)	133,604
Equity entitlements, net of tax	(42,331)	(40,123)	(33,071)

	(330,623)	(187,544)	100,533

Earnings (loss) per share on reported net income (loss)	(1.43)	(0.85)	0.53

Basic — adjusted net income (loss)
Adjusted net income (loss)	(288,292)	(95,532)	153,105
Equity entitlements, net of tax	(42,331)	(40,123)	(33,071)

	(330,623)	(135,655)	120,034

Earnings (loss) per share on adjusted net income (loss)	(1.43)	(0.61)	0.64

Cash flow per share
Cash flow from operations	332,109	210,514	237,789
Equity entitlements, net of tax	(42,331)	(40,123)	(33,071)

	289,778	170,391	204,718

Cash flow per share
Basic	1.25	0.77	1.08
Diluted	1.23	0.77	1.08

Weighted average number of Class A and Class B Shares used as denominator in above calculations	231,820,000	221,079,000	188,927,000

The diluted cash flow per share is calculated by adding back the dividends net of tax on the equity entitlements and by adding to the weighted average number of Class A and Class B Shares outstanding during the year, the number of shares that would be issued (2002 — 38,522,307; 2001 — 32,077,753; 2000 — 29,422,223) to settle the principal element of the equity instruments based on the opening market prices on the Class B Shares.

Options to purchase 8,382,202 (2001 — 7,806,788; 2000 — 5,647,819) Class B Shares were outstanding under the Company’s stock option plan and the Cancom option plan at August 31, 2002, warrants to issue 262,807 Class B Shares (2001 — 985,637) were outstanding at August 31, 2002, and the Company has the right to issue Class B Shares in satisfaction of its redemption obligations on equity instruments included in share capital. These potentially dilutive securities have not been included in calculating diluted earnings (loss) per share for the current or prior year, as they do not have a dilutive impact on earnings.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

12.	FOREIGN CURRENCY CUMULATIVE TRANSLATION ADJUSTMENT

	2002	2001
	$	$

Balance, beginning of year	1,331	21
Current year’s deferred translation adjustment	182	1,310

Balance, end of year	1,513	1,331

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001
	$	$

Trade	58,812	153,693
Vendor financing facility	40,000	40,000
Accrued liabilities	179,527	216,186
Accrued network fees	112,169	56,510
Interest and dividends	93,245	78,038
Due to related parties	1,599	4,180
Other	25,754	17,354

	511,106	565,961

Interest on the vendor financing facility included in interest expense amounted to $4,878 (2001 — $nil; 2000 — $nil). The available amount under the vendor facility is $40,000 and was fully drawn at August 31, 2002. The facility bears interest at rates specified by the vendor. For the period to March 2002, the stated interest rate was 8.4% and was reduced to 7.4% thereafter.

14.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liabilities and assets are as follows:

	2002	2001
	$	$

Future income tax liabilities:
Property, plant and equipment	221,872	177,725
Broadcast licenses	1,210,084	1,266,176
Deferred charges	18,289	43,837
Partnership income	161,291	61,771

	1,611,536	1,549,509

Future income tax assets:
Non-capital loss carryforwards	560,280	326,574
Investments	44,411	26,002

	604,691	352,576

Net future income tax liability	1,006,845	1,196,933

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Company and its subsidiaries.

The income tax expense or benefit differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2002	2001	2000
	$	$	$

Current statutory income tax rate	40%	43%	45%
Income tax expense (benefit) at current statutory rates	(127,258)	(183,306)	97,417
Increase (decrease) in taxes resulting from:
Effect of future tax rate reductions	—	(250,227)	—
Large corporations tax	7,945	7,456	4,139
Non-taxable portion of (gains) losses on sale/write-down of assets and investments	19,139	35,727	(38,283)
Amortization on amounts assigned to assets on business combinations not deductible for tax purposes	—	5,188	2,783
Originating temporary differences recorded at future tax rates expected to be in effect when realized	16,805	34,291	—
Other (2000 includes non-taxable debenture warrant proceeds)	30	1,443	(10,592)

Income tax expense (benefit)	(83,339)	(349,428)	55,464

Significant components of the provision for income taxes are as follows:

	2002	2001	2000
	$	$	$

Current tax expense	37,324	38,379	34,415
Future income tax expense (benefit) related to origination and reversal of temporary differences	(120,663)	(137,580)	21,049
Future income tax recovery resulting from rate changes	—	(250,227)	—

Income tax expense (benefit)	(83,339)	(349,428)	55,464

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

15.	BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (“Cable”); DTH (Star Choice) satellite and satellite distribution services (“Satellite”); and until February 16, 2000, when the Shaw FiberLink operations were sold to GT Group Telecom Inc., fiber optic data, video, voice and Internet telecommunications (“FiberLink”). All of these operating segments are located in Canada except for two small cable television systems acquired in the Moffat acquisition that are located in the United States.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenues and operating income before amortization charges.

	2002

		Satellite

			Satellite
	Cable	DTH	services	Total	Total
	$	$	$	$	$

Revenue — total	1,369,379	416,981	119,774	536,755	1,906,134
Inter segment	(1,816)	(1,430)	(14,328)	(15,758)	(17,574)

	1,367,563	415,551	105,446	520,997	1,888,560

Operating income (loss) before amortization and restructuring charge	608,916	(14,103)	42,460	28,357	637,273

Corporate restructuring charge					(4,600)

Operating income (loss) before amortization					632,673

Operating income (loss) as % of external revenue	44.5%	(3.4% )	40.3%	5.4%	33.5%

Segment assets	6,520,696	1,001,974	637,371	1,639,345	8,160,041

Corporate assets including equity investees					352,960

Total assets					8,513,001

Capital expenditures by segment — accrual basis	543,760	80,558	20,576	101,134	644,894

Corporate expenditures					87,119

					732,013
Working capital change					11,555

Capital expenditures cash flow					743,568

Equipment subsidies	52,446	69,208	—	69,208	121,654
Total capital expenditures on an accrual basis and equipment subsidies	683,325	149,766	20,576	170,342	853,667

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

	2001

		Satellite

			Satellite
	Cable	DTH	services	Total	Total
	$	$	$	$	$

Revenue – total	1,120,975	307,988	123,684	431,672	1,552,647
Inter segment	(731)	—	(14,963)	(14,963)	(15,694)

	1,120,244	307,988	108,721	416,709	1,536,953

Operating income (loss) before amortization	470,700	(58,512)	48,152	(10,360)	460,340

Operating income (loss) as % of external revenue	42.0%	(19.0%)	44.3%	(2.5%)	30.0%

Segment assets	6,258,871	1,154,821	558,809	1,713,630	7,972,501

Corporate assets including equity investees					822,455

Total assets					8,794,956

Capital expenditures by segment — accrual basis	674,714	41,709	111,747	153,456	828,170

Corporate expenditures					18,770

					846,940
Working capital change					(18,213)

Capital expenditures cash flow					828,727

Equipment subsidies	58,277	107,215	—	107,215	165,492
Total capital expenditures on an accrual basis and equipment subsidies	751,761	148,924	111,747	260,671	1,012,432

	2000

		Satellite

			Satellite
	Cable	DTH	services	Total	FiberLink	Total
	$	$	$	$	$	$

Revenue – total	880,702	38,418	22,458	60,876	26,528	968,106
Inter segment	—	—	(2,334)	(2,334)	(5,772)	(8,106)

	880,702	38,418	20,124	58,542	20,756	960,000

Operating income (loss) before amortization	391,874	(5,970)	4,438	(1,532)	7,321	397,663

Operating income (loss) as % of external revenue	44.5%	(15.5)%	22.1%	(2.6%)	35.3%	41.4%

Segment assets	3,730,360	862,289	395,325	1,257,614	80,090	5,068,064

Corporate assets including equity investees						1,333,919

Total assets						6,401,983

Capital expenditures by segment — accrual basis	527,702	982	19,638	20,620	18,575	566,897

Corporate expenditures						32,049

						598,946
Working capital change						(42,540)

Capital expenditures cash flow						556,406

Equipment subsidies	7,700	20,840	—	20,840		28,540
Total capital expenditures on an accrual basis and equipment subsidies	567,451	21,822	19,638	41,460	18,575	627,486

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

16.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	During 2001 the Company, through one of its subsidiaries, purchased 28 Ku-band transponders and leased 3 C-band transponders on the Anik F1 satellite from Telesat Canada (“Telesat”). The Company has posted a letter of credit with Telesat to secure the monthly lease payments for the term of the lease, which is five years. The posting of this letter of credit reduces the available funds that can be drawn on Cancom’s $350,000 credit facility (see note 9). The Company, through another one of its subsidiaries, has entered into an agreement with Telesat to purchase 16 Ku-band transponders on the Anik F2 satellite, scheduled to be launched in late 2003 at a cost of $48,000. Under the terms of this agreement the Company has made three cash deposits totalling $43,200 and is committed to make a final deposit of $4,800 in 2004. Under the Ku-band transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of fifteen years.

(ii)	The Company has various long-term commitments for the maintenance of satellite transponders, lease of transmission facilities, and lease of premises as follows:

$

2003	106,800
2004	90,350
2005	86,919
2006	83,861
2007	80,351
Thereafter	527,161

975,442

Transponder maintenance expenses of $35,029 and $18,489 in 2002 and 2001 respectively and rental expenses of $84,052, $82,653 and $35,266 in 2002, 2001 and 2000 respectively, have been included in the operating, general and administrative expenses line of the Consolidated Statements of Income (Loss).

Contingencies

The Company and its subsidiaries are involved in litigation matters arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these financial statements.

17.	PENSION PLAN

The Company has defined contribution pension plans for all non-union employees and contributes amounts based on earnings to a maximum of 5%. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Pension costs charged to income (loss) for 2002, 2001 and 2000 were $5,931, $4,367 and $2,458, respectively. Costs have increased due to significant acquisitions made in 2001 and late 2000 (see note 2), Company growth and as a result of former contractors becoming employees in the latter part of 2001.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Effective September 1, 2002, the Company has established a new non-contributory defined benefit pension plan for certain of its senior executives. The plan will be unfunded and not guaranteed by the Company. On commencement of the plan, the projected benefit obligation for past service obligations is $30,543. No amounts have been recognized in the accounts this year in respect of the plan as the plan commenced September 1, 2002.

18.	RELATED PARTY TRANSACTIONS

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $98,211 (2001 — $77,314; 2000 — $12,235) and advertising fees of $1,245 (2001 — $1,746; 2000 — $1,444) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided cable system distribution access to Digital ADventure, the advertising division of Corus, for $761 (2001 — $3,416; 2000 — $3,412), administrative services to Corus at a cost of $573 (2001 — $1,166; 2000 — $1,685) and uplink of television signals to Corus for $5,233 (2001 — $3,185; 2000 — $530). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company sold its interest in the Astral Media, Inc. to Corus for $109,768, recording a gain of the sale for $17,661.

During the year, the Company sold its interest in WTN to Corus for $202,500 (see note 2) and purchased from Corus Viewers Choice, the Western Canadian pay-per-view service, for $33,000 (before costs of acquisition).

GT Group Telecom Inc. (“GT”)

GT has been granted an IRU relating to certain specifically identified existing fibers in the fiber optic cable networks of the Company for 30 to 60 years. The Company performed maintenance for GT in respect of the fiber subject to the IRU for $4,803 (2001 — $3,650), and provided GT with Internet services for $6,456 (2001 — $5,174). During the year, leased circuit charges of $3,696 (2001 — $3,510) were paid to GT.

In 2001 and 2000, transition costs were incurred by the Company and GT. The Company paid GT $5,121 and $2,703 for 2001 and 2000, respectively, for web-hosting and telecommunications services during the construction of the Company’s Internet data centre and broadband communications network. GT paid Shaw $1,341 and $670 for 2001 and 2000, respectively, for support during development of its information and processing systems.

In addition, the Company paid GT $2,573 (2001 — $2,998) for fibre and equipment for its distribution system.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other

The Company has equity interests in The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc. and Tech TV Canada Holdings Inc., all of which commenced commercial operations in January 2002. During

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

the year, the Company paid network fees of $1,182 and provided uplink television signals for $730, in respect of these speciality channels.

The Company has a policy of supporting employee and officer relocations by granting non-interest bearing loans for a period of five years collaterized by mortgages on the personal residences. Other loans have in the past been granted to executive officers in connection with their employment for periods ranging up to ten years. At August 31, 2002, the total amount outstanding on all such loans was $8,161 (2001 — $2,911).

During the year, two real estate properties, initially acquired by the Company, were sold to an officer of the Company for the greater of cost or fair market value. A 10 year non-interest bearing loan for an amount up to $6,000 was taken back as consideration and a mortgage on each of the properties is held as collateral.

Effective August 31, 2001, the Company sold to Bragg Communications Inc., a company controlled by a former director of the Company, its interest in certain cablesystems located in Atlantic Canada (see note 2). These companies had been acquired effective September 1, 1999 from another director.

19.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and liabilities approximates their carrying amount due to their short-term nature.

(ii)	Investments and other assets

(a)	The fair value of publicly traded shares included in this category is determined by the closing market values for those investments except in those cases where investments are subject to the rights of holders of SHELS to exchange the SHELS for an underlying investment at predetermined conversion rates, in which case the fair value is set at the amount recorded in the accounts on the receipt of proceeds on the SHELS issued. Similarly, the fair value of investments subject to forward sale agreements, which are pledged as collateral for the Zero Coupon Loan and match the maturity of the loan, are valued at the proceeds received on the loan.

(b)	The fair value of other investments in this category approximates their carrying value.

(iii)	Long-term debt

(a)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on U.S. bank base and libor rates.

(b)	The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

(iv)	Derivative financial instruments

The fair value of interest and cross-currency interest exchange agreements and U.S. currency contracts is based upon quotations by the counterparties to the agreements.

The estimated fair values of long-term debt and related derivative financial instruments are as follows:

	2002		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	$	$	$	$

Long-term debt	3,469,637	3,190,657	3,010,348	3,120,644
Derivative financial instruments — Interest exchange agreements	—	29,093	—	37,811
Cross-currency interest rate exchange agreements	—	(123,226)	—	(61,544)
U.S. currency purchase and purchase option contracts	—	(15,963)	—	(20,442)

	3,469,637	3,080,561	3,010,348	3,076,469

A hypothetical one percentage point decrease in interest rates would have the effect of increasing the estimated fair value of the Company’s debt instruments to $3.3 billion at August 31, 2002 (2000 — $3.2 billion).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risks

Credit risks associated with interest and cross-currency interest exchange agreements and U.S. currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of nonperformance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.

Accounts receivable are not subject to any significant concentrations of credit risk with the exception of amounts receivable by Star Choice from its distributor to franchise dealers. Amounts owing by the distributor represented approximately 9% of consolidated accounts receivable as at August 31, 2002 (2001 — 5%).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

20.	STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	2002	2001	2000
	$	$	$

Reported net income (loss)	(288,292)	(147,421)	133,604
Non-cash items:
Amortization	589,389	476,294	234,212
Amortization of deferred IRU revenue	(11,517)	(4,902)	(3,018)
Future income tax provision (recovery)	(120,663)	(387,807)	21,049
Gain on sale of FiberLink assets	—	—	(87,984)
Write-down of investments	330,466	163,454	—
Gain on redemption of SHELS	(218,327)	—	—
Loss (gain) on sale of investments	(2,321)	106,716	(143,248)
Gain on sale of cable systems	—	(66,595)	—
Loss on sale of satellite assets	1,281	—	—
Loss (gain) on issuance of stock by equity investee	571	(4,525)	(33,245)
Equity loss on investees	53,487	71,282	30,661
Non-controlling interest	—	(725)	(3,486)
Debt restructuring costs	—	8,590	97,968
Other	(1,965)	(3,847)	(8,724)

Cash flow from operations	332,109	210,514	237,789

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2002	2001	2000
	$	$	$

Accounts receivable	11,084	(69,779)	9,880
Prepaids and other	(3,434)	(9,536)	9,568
Accounts payable and accrued liabilities	(38,682)	141,389	2,731
Income taxes payable/recoverable	18,737	320	(9,517)
Unearned revenue	15,598	17,076	2,628

	3,303	79,470	15,290

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	2002	2001	2000
	$	$	$

Interest	257,609	183,416	122,505
Income taxes	(10,443)	4,761	6,618

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2002	2001	2000
	$	$	$

Common shares issued on acquisitions [note 2]	—	852,321	686,303
GT shares received on divestiture [note 2]	—	—	367,207

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

21.  UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

(a) Reconciliation to accounting principles generally accepted in the United States

	2002	2001	2000
	$	$	$

Reported net income (loss) using Canadian GAAP	(288,292)	(147,421)	133,604
Add (deduct) adjustments for:
Amortization of intangible assets(1)(5)(6)	—	(39,099)	(33,962)
Deferred charges(2)	39,652	(69,031)	(12,995)
Foreign exchange gains (losses)(3)	(288)	(67,094)	24,733
Equity in loss of investees(4)	(19,901)	(7,963)	(22,299)
Gain on sale of cable systems(6)	—	3,339	—
Entitlement payments on equity instruments(8)	(70,551)	(70,394)	(59,490)
Debt restructuring costs(9)	—	8,590	70,261
Adjustment to write-down of GT Group Telecom Inc.(11)	28,374	—	—
Income tax effect of adjustments	13,199	78,575	(6,454)
Effect of future income tax rate reductions on differences	—	29,701	—

Income (loss) using U.S. GAAP before extraordinary item	(297,807)	(280,797)	93,398
Extraordinary item
Debt restructuring costs, net of tax(9)	—	(5,498)	(27,105)

Net income (loss) using U.S. GAAP	(297,807)	(286,295)	66,293

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	1,241	—	—
Unrealized gains on available-for-sale securities, net of tax(7)
Unrealized holding gains (losses) arising during the year	59,406	(351,019)	445,387
Less: reclassification adjustments for losses (gains) included in net income	(180,425)	(76,282)	(97,472)

	(119,778)	(427,301)	347,915
Cumulative effect of accounting change(10)	—	(27,376)	—
Adjustment to fair value of derivatives(10)	53,293	66,726	—
Effect of future income tax rate reductions on differences	—	128,625	—

	(66,485)	(259,326)	347,915

Comprehensive income (loss) using U.S. GAAP	(364,292)	(545,621)	414,208

Earnings (loss) per share — basic and diluted
Income (loss) per share using U.S. GAAP before extraordinary item	(1.28)	(1.27)	0.49
Extraordinary item	—	(0.03)	(0.14)
Net income (loss) per share using U.S. GAAP	(1.28)	(1.30)	0.35
Comprehensive income (loss) per share using U.S. GAAP	(1.57)	(2.47)	2.19

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Balance sheet items using U.S. GAAP

	2002		2001

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

	$	$	$	$
Investments and other assets(7) (10)	133,602	390,327	550,707	899,730
Deferred charges(2) (3)	234,088	59,532	277,780	67,470
Broadcast licenses(1) (5) (6)	4,877,256	4,852,022	5,038,123	5,012,889
Deferred credits(3)	634,735	618,941	651,425	642,846
Future income taxes	1,006,845	1,007,559	1,196,933	1,195,867
Long-term debt(8) (10)	3,469,637	4,433,869	3,010,348	4,155,713
Shareholders’ equity	2,789,518	1,897,301	3,295,907	2,273,666

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2002	2001

	$	$
Shareholders’ equity using Canadian GAAP	2,789,518	3,295,907
Amortization of intangible assets(1)	(123,542)	(123,542)
Deferred charges(2)	(30,308)	(55,546)
Foreign exchange gains (losses)(3)	(33,408)	(39,294)
Equity in loss of investees(4)	(61,110)	(44,791)
Gain on sale of subsidiary(5)	13,822	13,822
Gain on sale of cable television systems(6)	47,501	47,501
Equity instruments(8)	(942,848)	(1,118,467)
Write-down of GT Group Telecom Inc.(11)	23,267	—
Accumulated other comprehensive income	215,922	298,076
Cumulative translation adjustment	(1,513)	—

Shareholders’ equity using U.S. GAAP	1,897,301	2,273,666

Included in shareholders’ equity is accumulated other comprehensive income, which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income is comprised of the following:

	2002	2001

	$	$
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	1,241	—
Unrealized gains on investments(7)	122,038	258,726
Fair value of derivatives(10)	92,643	39,350

	215,922	298,076

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast licenses were amortized using an increasing charge method which commenced in 1992. Under U.S. GAAP, these intangibles are amortized on a straight-line basis over forty years. Effective September 1, 2001, broadcast licenses are considered to have an indefinite life and are no longer amortized under Canadian and U.S. GAAP.

(2)	Deferred charges

Marketing costs to launch new services, first-year start-up and pre-operating costs and equipment subsidies are deferred and amortized under Canadian GAAP. Under U.S. GAAP, these costs are expensed as incurred.

(3)	Foreign exchange gains (losses)

Foreign exchange gains (losses) on translation of unhedged long-term debt are amortized on a straight-line basis over the remaining life of the debt under Canadian GAAP. U.S. GAAP requires all gains and losses to be included in income or expenses when incurred.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect U.S. GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method of accounting until CRTC approval was received for its acquisition. When the Company received CRTC approval, the amount in the accounts under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under U.S. GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under U.S. GAAP the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast licenses under U.S. GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable television systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under U.S. GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in subscriber base upon the recognition of the gain.

(7)	Unrealized gains (losses) on investments

Under U.S. GAAP, equity securities, having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related future income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value, that is other than temporary, has occurred.

(8)	Equity instruments

Equity instruments are classified as equity under Canadian GAAP and interest thereon net of taxes is recorded as dividends. Under U.S. GAAP, these instruments would be classified as debt and interest thereon recorded as interest expense.

(9)	Extraordinary item

Under U.S. GAAP, debt restructuring costs in 2001 and 2000 were treated as extraordinary items, whereas for Canadian GAAP such costs are not. The debt restructuring costs incurred in 2000 are reduced by the write-off of deferred foreign exchange losses amounting to $27,707, which are expensed under U.S. GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

(10)	Derivative instruments and hedging activities

Under U.S. GAAP, all derivatives are recognized in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges, are adjusted through income, or other comprehensive income until the hedged item is recognized in income, depending on the nature of the hedge. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

Accounting for derivatives under U.S. GAAP commenced September 1, 2000. The transition adjustments resulting from adoption have been recognized in other comprehensive income (shareholders’ equity) as a cumulative effect of an accounting change.

(11)	Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under U.S. GAAP.

(b)   Consolidated Statements of Cash Flows

     Under U.S. GAAP, cash flow from continuing operations per share cannot be reported in the statement.

(c)   Stock-based compensation

     The Company applies APB Opinion 25 “Accounting for Stock Issued to Employees” in accounting for common share options granted to employees and officers for U.S. GAAP purposes. Pro forma disclosures of income (loss) and income (loss) per share are presented below as if the Company had adopted the cost recognition requirements under FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Pro forma disclosures are not likely to be representative of the effects on reported income for future years.

		2002	2001	2000

		$	$	$
Net income (loss), U.S. GAAP	As reported	(297,807)	(286,295)	66,293
	Pro forma	(318,009)	(300,996)	62,671
Net income (loss) per share, U.S. GAAP	As reported	(1.28)	(1.30)	0.35
	Pro forma	(1.37)	(1.36)	0.33

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002, 2001 and 2000
[all amounts in thousands of Canadian dollars except per share amounts]

The fair value of common share options granted in 2002 was $19,963 (2001 — $20,532; 2000 — $46,929). The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

	2002	2001	2000

Dividend yield	0.22%	0.17%	0.17%
Risk-free interest rate	2.75%	5.25%	5.30%
Expected life	4 years	4 years	4 years
Expected volatility	44%	25%	56%

(d)   Recent accounting pronouncements

     In August 2001, the FASB issued Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 is effective for the Company’s 2003 fiscal year and is not expected to have a material impact on the Company’s financial position.

22.   COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Shaw Communications Inc.

FIVE YEARS IN REVIEW
August 31, 2002

	2002	2001	2000	1999(1)	1998(1)

($000's except per share and per subscriber amounts)
Revenue
Cable	1,367,563	1,120,244	880,702	677,821	597,694
DTH(2) (3)	415,551	307,988	38,418	—	—
Satellite(2)	105,446	108,721	20,124	—	6,361
FiberLink	—	—	20,756	31,591	19,748

	1,888,560	1,563,953	960,000	709,412	623,803

Operating income (loss) before amortization(4)
Cable	608,916	470,700	391,874	298,262	268,540
DTH(2)	(14,103)	(58,512)	(5,970)	—	—
Satellite(2)	42,460	48,152	4,438	—	(4,069)
FiberLink	—	—	7,321	11,611	4,864
Corporate restructuring	(4,600)	—	—	—	—

	632,673	460,340	397,663	309,873	269,335

Income (loss) before discontinued operations	(288,292)	(147,421)	133,604	46,550	19,644
Discontinued paging operations	—	—	—	(456)	(1,432)
Separation of media division	—	—	—	(301)	(4,687)

Reported net income (loss)	(288,292)	(147,421)	133,604	45,793	13,525

Reported earnings (loss) per share — basic
Reported net income (loss) from continuing operations	(1.43)	(0.85)	0.53	0.12	0.04
Discontinued and separated operations	—	—	—	—	(0.04)

Reported net income (loss)	(1.43)	(0.85)	0.53	0.12	—

Cash flow from operations	332,109	210,514	237,789	207,894	147,853
Cash flow per share — basic	1.25	0.77	1.08	1.08	0.91

Balance sheet
Total assets	8,513,001	8,794,956	6,401,983	3,734,395	3,256,453
Long-term debt	3,469,637	3,010,348	1,777,654	1,410,659	1,402,478

Cash dividends declared per share
Class A	0.045	0.045	0.040	0.035	0.035
Class B	0.050	0.050	0.045	0.040	0.040

(1)	The Company has applied the provisions of the new Canadian accounting standard for income taxes commencing in 2000. Under the new standard the Company accounts for future income tax assets or future income tax liabilities at the rates that are expected to apply when the asset or liability is settled. The prior years of 1998 and 1999 have not been restated and reflect the deferral method of tax allocation.

(2)	The DTH and satellite divisions were consolidated effective July 1, 2000. As a result, there are only two months of operations reflected in the fiscal 2000 year in respect of DTH and satellite.

(3)	Prior year revenue has been restated to net dealer discounts against revenue. Previously these discounts were included in expense (see Note 1 to the Consolidated Financial Statements).

(4)	Operating income (loss) before amortization represents net income from continuing operations before deducting interest expense, income taxes, amortization and unusual items.

Shaw Communications Inc.

CABLE AND INTERNET STATISTICS
August 31, 2002

	Basic	Internet	Digital	Digital
Region	subscribers	subscribers	deployment	subscribers

Vancouver Island including Victoria/ Duncan/Nanaimo and area	221,260	95,517	43,258	39,316
Vancouver/Kamloops/Chilliwack/ Kelowna/Penticton/Vernon and area	812,570	298,985	212,336	192,257
Calgary/Red Deer/Edmonton/Hinton/ Fort McMurray/Lethbridge and area	621,203	261,091	142,360	139,725
Saskatoon/Prince Albert/Moose Jaw/ Swift Current	78,038	27,633	17,749	16,395
Winnipeg/Thunder Bay/ Sault St. Marie and area	300,033	77,103	54,460	48,497
Texas and Florida	72,009	10,019	25,441	18,236

Total cable systems	2,105,113	770,348	495,604	454,426

Shaw Communications Inc.

SHAREHOLDER INFORMATION
August 31, 2002

Share Capital and Listings
The Company is authorized to issue an unlimited number of Class A participating and Class B non-voting participating shares. At August 31, 2002, the Company had 11,373,972 Class A Shares and 220,473,552 Class B Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Shares are listed on The Toronto Stock Exchange under SJR.B and on the New York Stock Exchange under the symbol SJR. The 8.45% Series A and 8.50% Series of Preferred Securities (COPrS) are listed on the New York Stock Exchange under SJRPRA and SJRPRB respectively. The 8.875% Preferred Securities are listed on The Toronto Stock Exchange under SJR.PRA.

Trading Range of Class B Shares on The Toronto Stock Exchange

				Total
Quarter	High Close		Low Close	Volume

September 1, 2001 to August 31, 2002
First	$32.89		$27.50	34,326,256
Second	$34.67		$28.15	24,278,540
Third	$31.70		$24.63	27,116,524
Fourth	$25.00		$12.99	53,645,660

Closing price, August 31, 2002		$15.00		139,366,980

Share Splits
There have been three splits of the Company’s shares — February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on our Investor Relations website at www.shaw.ca/investors.

Dividend Policy
The current annual dividend rates are $0.045 per Class A Share and $0.05 per Class B Share. Dividends are subject to review by the Board of Directors on an annual basis.

Quarterly Information

				Reported
		Operating	Reported	earnings
	Operating	income before	net income	(loss)		Cash flow
Quarter	revenue(1)	amortization	(loss)	per share(2)	Cash flow	per share

($000s Cdn except per share amounts)
2002
Fourth	494,610	185,215	(70,647)	(0.35)	107,258	0.42
Third	489,605	171,757	(90,909)	(0.44)	98,559	0.38
Second	465,732	139,593	(74,366)	(0.36)	63,007	0.23
First	438,613	136,108	(52,370)	(0.28)	63,285	0.22

Total	1,888,560	632,673	(288,292)	(1.43)	332,109	1.25

2001
Fourth	428,075	125,023	(294,758)	(1.32)	47,383	0.16
Third	423,745	136,095	(8,741)	(0.08)	62,098	0.22
Second	346,091	104,238	189,137	0.83	49,706	0.18
First	339,042	94,984	(33,059)	(0.21)	51,327	0.20

Total	1,536,953	460,340	(147,421)	(0.85)	210,514	0.77

(1)	Operating revenues have been restated to net dealer discounts against revenue. Previously these discounts were included in expense (see Note 1 to the Consolidated Financial Statements).

(2)	Diluted earnings (loss) per share equal basic earnings (loss) per share except for in Second Quarter of 2001, where diluted earnings per share were $0.76.

Shaw Communications Inc.

CORPORATE INFORMATION – Fiscal 2002
August 31, 2002

DIRECTORS	SENIOR OFFICERS	CORPORATE OFFICE	FURTHER INFORMATION

JR Shaw(4)
Executive Chair,
Shaw Communications Inc.

Adrian Burns(3)
Corporate Director

Jim Dinning(1)
Executive Vice President
Sustainable Development
and External Relations,
TransAlta Corporation

George F. Galbraith(4)
Corporate Director

Ronald V. Joyce(2)
Senior Chairman and
Co-Founder,
The TDL Group Ltd.

Charles V. Keating(2)
Corporate Director

Rt. Hon. Donald F.
Mazankowski(3)(4)
Corporate Director

Harold A. Roozen(1)(4)
President and Chief
Executive Officer,
CCI Thermal
Technologies Inc.

Jeffrey Royer(1)
Corporate Director

Bradley S. Shaw
Senior Vice President,
Operations
Star Choice Communications Inc.

Leslie E. Shaw
Chairman,
ShawCor Ltd.

J.C. Sparkman(2)(4)
Corporate Director

John S. Thomas(3)
President, Delta Cable
Communications Ltd. & Coast
Cable Communications Ltd.

Willard (Bill) H. Yuill(3)
Chairman,
Monarch Communications Inc.

JR Shaw
Executive Chair

Jim Shaw
Chief Executive Officer

Michael F. Abram
President, Shaw Ventures

Jackie L. Altwasser
Vice President, Finance

Peter J. Bissonnette
President

Michael D’Avella
Senior Vice President, Planning

Robert A. (Randy) Elliot
Senior Vice President,
Technical Operations
Shaw Cablesystems G.P.

William A. MacDonald
Senior Vice President,
Operations
Shaw Cablesystems G.P.

Margot M. Micallef,(5) Q.C.
Senior Vice President, Law,
General Counsel and
Corporate Secretary

Ronald D. Rogers
Senior Vice President and
Chief Financial Officer

Ken C.C. Stein
Senior Vice President,
Corporate and Regulatory
Affairs

HONORARY SECRETARY:
Louis Desrochers

(1) Audit Committee
(2) Human Resources Committee
(3) Corporate Governance
Committee
(4) Executive Committee
(5) Secretary on all Committees
Shaw Communications Inc.
Suite 900, 630 – 3 Avenue S.W.
Calgary, Alberta T2P 4L4
Tel: (403) 750-4500
Facsimile (403) 750-4501
Website www.shaw.ca

CORPORATE
GOVERNANCE
Information concerning Shaw’s
corporate governance policies
are contained in the Information
Circular and is also available by
contacting the Company.

INTERNET HOME PAGE
Shaw’s Annual Report, Annual
Information Form, Quarterly
Reports, Press Releases and
other relevant investor relations
information are available
electronically on the Internet at
www.shaw.ca.

AUDITORS
Ernst & Young LLP

PRIMARY BANKER
The Toronto-Dominion Bank

TRANSFER AGENTS
CIBC Mellon Trust Company
Calgary
1-800-387-0825

Chase Mellon Shareholder
Services, L.L.C.,
New York
1-800-526-0801

DEBENTURE TRUSTEES
Computershare Trust Company
of Canada
Bank of New York
Financial analysts, portfolio
managers, other investors and
interested parties may contact
the Company at
(403) 750-4500 or visit our
website at www.shaw.ca for
further information.

To receive additional copies of
the Annual Report for Shaw
Communications Inc., please
fax your request to
(403) 750-7469 or email
angela.haigh@sjrb.ca

For further inquiries relating to
Shaw's philanthropic practices,
please call
(403) 750-6998.

All trademarks used in this
annual report are used with the
permission of the owners of
such trademarks.

630 – 3rd Avenue S.W.
Suite 900
Calgary, Alberta
T2P 4L4

SHAW COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

         I, Jim Shaw, Chief Executive Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the annual report (the “Annual Report”) on Form 40-F of Shaw Communications Inc. for the year ended August 31, 2002;

2.	Based on my knowledge, the Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report;

3.	Based on my knowledge, the financial statements for the year ended August 31, 2002, and other financial information included in the Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the year ended August 31, 2002;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Annual Report (the “Evaluation Date”); and

c.	presented in the Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in the Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 19, 2002

(Signed) “Jim Shaw"

Jim Shaw
Chief Executive Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

         I, Ronald D. Rogers, Senior Vice President and Chief Financial Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the annual report (the “Annual Report”) on Form 40-F of Shaw Communications Inc. for the year ended August 31, 2002;

2.	Based on my knowledge, the Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report;

3.	Based on my knowledge, the financial statements for the year ended August 31, 2002, and other financial information included in the Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the year ended August 31, 2002;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Annual Report (the “Evaluation Date”); and

c.	presented in the Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in the Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 19, 2002

(Signed) “Ronald Rogers”

Ronald D. Rogers
Senior Vice-President and Chief Financial Officer
Shaw Communications Inc.