Form 40-F
period 2004-08-31
SHAW COMMUNICATIONS INC
filed 2004-12-20
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

     Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2004	Commission File Number: 333-7582

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
(including area code of agent for service in the United States)

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

8.54% Series B Capital Securities
8.25% Senior Notes due 2010
7.25% Senior Notes due 2011
7.20% Senior Notes due 2011
7.5% Senior Notes due 2013

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information form	☑ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Participating Shares —	11,359,932 issued and outstanding
Class B Non-Voting Participating Shares —	220,109,372 issued and outstanding

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

DISCLOSURE CONTROLS AND PROCEDURES
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
PRINCIPAL ACCOUNTANT FEES AND SERVICES
CODE OF ETHICS
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBITS
Annual Report For The Fiscal Year Ended August 31, 2004
Consent of Ernst & Young LLP
Certifications of the Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Certifications of the Chief Executive Officer and Chief Financials Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2004 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material and information relating to the Corporation, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2004, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation has a standing Audit Committee of the Board of Directors. The Audit Committee consists of Michael W. O’Brien (Chair), James F. Dinning, George F. Galbraith and Harold A. Roozen. Each member of the Audit Committee is an unrelated and independent director.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Corporation has determined that it has at least one audit committee financial expert serving on its audit committee (the “Audit Committee”). Mr. Michael W. O’Brien has been determined to be such audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002. Mr. O’Brien is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation. The Securities and Exchange Commission has indicated that the designation of Mr. O’Brien as an audit committee financial expert does not make Mr. O’Brien an “expert” for any purpose, impose any duties, obligations or liability on Mr. O’Brien that are greater than those imposed on members of the Audit Committee and board of directors of the Corporation who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including separate audits of subsidiary entities, financings and regulatory reporting requirements), audit-related, tax and other services in the fiscal years ended August 31, 2004 and 2003 were as set forth below. No other audit firms provided audit services to the Corporation in fiscal 2003 or 2004.

Type of Service	Fiscal 2004	Fiscal 2003
Audit	$1,161,891	$1,085,255
Audit-related	131,400	108,292
Tax	523,571	259,180
Other non-audit related	—	—

Total	$1,816,862	$1,452,727

Fees paid for audit-related services in fiscal 2004 were in respect of the separate audit of a subsidiary that was not required by law. Fees paid for audit-related services in fiscal 2003 were primarily in respect of the Corporation’s business divestiture activities. The tax fees paid in fiscal 2004 and 2003 were related to tax compliance and tax consultation on scientific research, exploration and development tax credits, commodity taxes and linear property taxes.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $100,000 in fees payable to Ernst & Young LLP for such services per fiscal year of the Corporation. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

For the fiscal year ended August 31, 2004, none of the services described above were approved by the Audit Committee pursuant to “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

CODE OF ETHICS

The Corporation has adopted a code of ethics (the “Shaw Business Conduct Standards”) that applies to all employees and officers, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of the Shaw Business Conduct Standards is available on the Corporation’s website, www.shaw.ca.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 43 of Exhibit 1.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.
By:	(signed) "Steve Wilson"
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated:   December 17, 2004

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document
1.	Annual Report for the fiscal year ended August 31, 2004.
2.	Consent of Ernst & Young LLP.
3.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
4.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.