Form 40-F/A
period 2004-08-31
SHAW COMMUNICATIONS INC
filed 2005-01-25
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A
AMENDMENT NO. 1

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

8.54% Series B Capital Securities
8.25% Senior Notes due 2010
7.25% Senior Notes due 2011
7.20% Senior Notes due 2011
7.5% Senior Notes due 2013

(Title of Class)

     For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information form	☐ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Participating Shares -	11,359,932 issued and outstanding
Class B Non-Voting Participating Shares -	220,109,372 issued and outstanding

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

EXPLANATORY NOTE
DISCLOSURE CONTROLS AND PROCEDURES
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
PRINCIPAL ACCOUNTANT FEES AND SERVICES
CODE OF ETHICS
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBITS
Annual Information Form for the fiscal year ended August 31, 2004
Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

EXPLANATORY NOTE

This Form 40-F/A amends the Form 40-F filed by the Registrant on December 20, 2004 to add the Registrant’s Annual Information Form as an Exhibit.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.
By:	(signed) “Steve Wilson”
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated: January 25, 2005

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	Annual Report for the fiscal year ended August 31, 2004.*

99.2	Consent of Ernst & Young LLP.*

99.3	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 dated December 17, 2004.*

99.4	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 dated December 17, 2004.*

99.5	Annual Information Form for the fiscal year ended August 31, 2004

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 dated January 25, 2005.

99.7	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 dated January 25, 2005.

* previously filed