Form 40-F
period 2005-08-31
SHAW COMMUNICATIONS INC
filed 2005-11-30
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2005	Commission File Number: 001-14684
Shaw Communications Inc.

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English (if applicable))
Alberta, Canada

(Province or other jurisdiction of incorporation or organization)
4841

(Primary Standard Industrial Classification Code Number (if applicable))
N/A

(I.R.S. Employer Identification Number (if applicable))
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4
(403) 750-4500

(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011 (212) 894-8940

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
8.54% Series B Capital Securities
8.25% Senior Notes due 2010
7.25% Senior Notes due 2011
7.20% Senior Notes due 2011
6.10% Senior Notes due 2012
7.5% Senior Notes due 2013

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑Audited annual financial statements
     The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2005:

Class A Participating Shares -	11,344,932 issued and outstanding
Class B Non-Voting Participating Shares -	208,634,005 issued and outstanding
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

DISCLOSURE CONTROLS AND PROCEDURES
Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2005 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material and information relating to the Corporation, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended August 31, 2005, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Corporation has a standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of Michael W. O’Brien (Chair), George F. Galbraith, Harold A. Roozen and John S. Thomas. Each member of the Audit Committee is an independent director, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including separate audits of subsidiary entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2005 and 2004 were as set forth below (stated in Canadian dollars). No other audit firms provided audit services to the Corporation in fiscal 2004 or 2005.

Type of Service	Fiscal 2005	Fiscal 2004
Audit	$2,056,213	$1,166,891
Audit-related	186,150	131,400
Tax	232,859	523,571
All Other Fees	—	—

Total	$2,475,222	$1,821,862

Fees paid for audit-related services in fiscal 2005 and 2004 were in respect of the separate audit of a subsidiary that was not required by law. The tax fees paid in fiscal 2005 and 2004 were related to tax compliance and tax consultation on scientific research, exploration and development tax credits, commodity taxes and linear property taxes.
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
For the fiscal year ended August 31, 2005, none of the services described above were approved by the Audit Committee pursuant to “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

CODE OF ETHICS
The Corporation has adopted a code of ethics (the “Shaw Business Conduct Standards”) that applies to all employees and officers, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. During the fiscal year ended August 31, 2005, the Corporation amended the Shaw Business Conduct Standards to provide that concerns relating to accounting, internal accounting control or auditing matters may be reported on an anonymous, confidential basis to the Chair of the Audit Committee.
A copy of the Shaw Business Conduct Standards, as amended, is appended hereto as Exhibit 3. The Corporation has also made the Shaw Business Conduct Standards available on its website. To access the Shaw Business Conduct Standards, visit the Corporation’s website at www.shaw.ca and select “Investor Relations,” then select “Other Corporate Governance Information,” and then select “Business Conduct Standards”.

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
The Corporation has previously filed a Form F-X in connection with each class of securities to which the obligation to file this Form 40-F arises. Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.
By:	(signed) “Steve Wilson”
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated: November 29, 2005

EXHIBITS
The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document
1.	Annual Report for the fiscal year ended August 31, 2005.
2.	Annual Information Form for the fiscal year ended August 31, 2005.
3.	Shaw Business Conduct Standards
4.	Consent of Ernst & Young LLP.
5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 29, 2005.
6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 29, 2005.