Form 40-F
SHAW COMMUNICATIONS INC
filed 2006-11-29
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2006	Commission File Number: 001-14684
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
8.54% Series B Capital Securities
8.25% Senior Notes due 2010
7.25% Senior Notes due 2011
7.20% Senior Notes due 2011
6.10% Senior Notes due 2012
7.5% Senior Notes due 2013
6.15% Senior Notes due 2016

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
     The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2006:

Class A Participating Shares -	11,291,932 issued and outstanding
Class B Non-Voting Participating Shares -	203,649,904 issued and outstanding
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
Yes ☑            No ☐

DISCLOSURE CONTROLS AND PROCEDURES
Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2006 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material and information relating to the Corporation, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS
See page 46 of Exhibit 1.

AUDITOR ATTESTATION
See page 48 of Exhibit 1.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended August 31, 2006, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Corporation has a standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of Michael W. O’Brien (Chair), George F. Galbraith, Harold A. Roozen and Carl E. Vogel. Each member of the Audit Committee is an independent director, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation.

AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Corporation has determined that it has two audit committee financial experts serving on its audit committee (the “Audit Committee”). Each of Michael W. O’Brien and Carl E. Vogel has been determined to be such an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002. Each of Mr. O’Brien and Mr. Vogel is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation. The Securities and Exchange Commission has indicated that the designation of Mr. O’Brien and Mr. Vogel as audit committee financial experts does not make either of Mr. O’Brien and Mr. Vogel an “expert” for any purpose, impose any duties, obligations or liability on either of Mr. O’Brien and Mr. Vogel that are greater than those imposed on members of the Audit Committee and board of directors of the Corporation who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP, the Corporation’s principal accountant, for audit (including separate audits of subsidiary entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2006 and 2005 were as set forth below (stated in Canadian dollars).

Type of Service	Fiscal 2006	Fiscal 2005
Audit Fees	$2,213,961	$2,056,213
Audit-related Fees	195,457	186,150
Tax Fees	436,736	232,859
All Other Fees	—	—

Total	$2,846,154	$2,475,222

Fees paid for audit-related services in fiscal 2006 and 2005 were in respect of the separate audit of a subsidiary that was not required by law. The tax fees paid in fiscal 2006 and 2005 were related to tax compliance and tax consultation on scientific research, exploration and development tax credits, commodity taxes, linear property taxes and transfer pricing.
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

For the fiscal year ended August 31, 2006, none of the services described above were approved by the Audit Committee pursuant to “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

CODE OF ETHICS
The Corporation has adopted a code of ethics (the “Shaw Business Conduct Standards”) that applies to all employees and officers, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of the Shaw Business Conduct Standards, as amended, is available on the Corporation’s website. To access the Shaw Business Conduct Standards, visit the Corporation’s website at www.shaw.ca and select “Investor Relations,” then select “Other Corporate Governance Information,” and then select “Business Conduct Standards”. Except for the Shaw Business Conduct Standards, no information contained on the Corporation’s website shall be incorporated by reference in this Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS
The Corporation has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
See page 44 of Exhibit 1.

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

SHAW COMMUNICATIONS INC.
By:	/s/ Steve Wilson
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated: November 29, 2006

EXHIBITS
The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document
1.	Annual Report for the fiscal year ended August 31, 2006.

2.	Annual Information Form for the fiscal year ended August 31, 2006.

3.	Consent of Ernst & Young LLP.

4.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 29, 2006.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 29, 2006.