Form 40-F
period 2007-08-31
SHAW COMMUNICATIONS INC
filed 2007-11-29
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2007
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
5.70% Senior Notes due 2017

(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual information form            ☑ Audited annual financial statements
     The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2007:

Class A Participating Shares -	22,563,064	issued and outstanding
Class B Non-Voting Participating Shares -	408,770,759	issued and outstanding
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
Yes ☑       No ☐

DISCLOSURE CONTROLS AND PROCEDURES
Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2007 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in the Corporation’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS
See page 46 of Exhibit 1.
AUDITOR ATTESTATION
See page 48 of Exhibit 1.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended August 31, 2007, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Corporation has a standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of Michael W. O’Brien (Chair), George F. Galbraith, Gregory J. Keating and Carl E. Vogel. Each member of the Audit Committee is an independent director, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation.
AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Corporation has determined that it has two audit committee financial experts serving on its audit committee (the “Audit Committee”). Each of Michael W. O’Brien and Carl E. Vogel has been determined to be such an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002. Each of Mr. O’Brien and Mr. Vogel is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation. The Securities and Exchange Commission has indicated that the designation of Mr. O’Brien and Mr. Vogel as an audit committee financial expert does not make either of Mr. O’Brien and Mr. Vogel an “expert” for any purpose, impose any duties, obligations or liability on Mr. O’Brien and Mr. Vogel that are greater than those imposed on members of the Audit Committee and board of directors of the Corporation who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP, the Corporation’s principal accountant, for audit (including separate audits of subsidiary entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2007 and 2006 were as set forth below (stated in Canadian dollars).

Type of Service	Fiscal 2007	Fiscal 2006
Audit Fees	$2,113,235	$2,213,961
Audit-related Fees	312,075	195,457
Tax Fees	66,017	436,736
All Other Fees	—	—

Total	$2,491,327	$2,846,154

Fees paid for audit-related services in fiscal 2007 and 2006 were in respect of the separate audits of subsidiaries that were not required by law. The tax fees paid in fiscal 2007 and 2006 were related to linear property tax compliance; fees paid in fiscal 2006 also included tax compliance on scientific research, exploration and development tax credits, and transfer pricing.
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
For the fiscal year ended August 31, 2007, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.
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
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated: November 29, 2007

EXHIBITS
The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Annual Report for the fiscal year ended August 31, 2007.
2.	Annual Information Form for the fiscal year ended August 31, 2007.
3.	Consent of Ernst & Young LLP.
4.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 29, 2007.
5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 29, 2007.