Form 40-F
period 2009-08-31
SHAW COMMUNICATIONS INC
filed 2009-11-30
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2009	Commission File Number: 001-14684
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
6.10% Senior Notes due 2012
7.5% Senior Notes due 2013
6.15% Senior Notes due 2016
5.70% Senior Notes due 2017
6.50% Senior Notes due 2014
5.65% Senior Notes due 2019
6.75% Senior Notes due 2039

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
     The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2009:

Class A Participating Shares —	22,520,064 issued and outstanding
Class B Non-Voting Participating Shares —	407,717,782 issued and outstanding
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
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

DISCLOSURE CONTROLS AND PROCEDURES
Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2009 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in the Corporation’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS
     See page 53 of Exhibit 1.

AUDITOR ATTESTATION
     See page 55 of Exhibit 1.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     During the fiscal year ended August 31, 2009, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE
     The Corporation has a standing audit committee of the board of directors (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of Paul K. Pew (Chair), Gregory J. Keating, Jeffrey C. Royer and Carl E. Vogel. Each member of the Audit Committee is an independent director, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation.

AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Corporation has determined that it has three audit committee financial experts serving on its Audit Committee. Each of Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation S-K. Each of Mr. Pew, Mr. Royer and Mr. Vogel is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Corporation. The Securities and Exchange Commission has indicated that the designation of Mr. Pew, Mr. Royer and Mr. Vogel as an audit committee financial expert does not make any of Mr. Pew, Mr. Royer and Mr. Vogel an “expert” for any purpose, impose any duties, obligations or liability on Mr. Pew, Mr. Royer and Mr. Vogel that are greater than those imposed on members of the Audit Committee and board of directors of the Corporation who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including financings and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2009 and 2008 were as follows:

Type of Service	Fiscal 2009	Fiscal 2008
Audit Fees	$2,026,295	$1,888,875
Audit-related Fees	—	—
Tax Fees	21,010	83,004
All Other Fees	—	—

Total	$2,047,305	$1,971,879

The tax fees paid in fiscal 2009 and 2008 were related to linear property tax compliance.
The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.
For the fiscal year ended August 31, 2009, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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
See page 52 of Exhibit 1.

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
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated:  November 30, 2009

EXHIBITS
The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Annual Report for the fiscal year ended August 31, 2009.

2.	Annual Information Form for the fiscal year ended August 31, 2009.

3.	Consent of Ernst & Young LLP.

4.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 30, 2009.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 30, 2009.