Form 40-F
period 2010-08-31
SHAW COMMUNICATIONS INC
filed 2010-11-05
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2010	Commission File Number: 001-14684
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
     ☑ Annual information form                 ☑ Audited annual financial statements
     The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2010:

Class A Participating Shares —	22,520,064	issued and outstanding
Class B Non-Voting Participating Shares -	410,622,001	issued and outstanding
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
Yes ☐       No ☐

SIGNATURES
EXHIBITS
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6

DISCLOSURE CONTROLS AND PROCEDURES
Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2010 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in the Corporation’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS
See page 64 of Exhibit 1.

AUDITOR ATTESTATION
See page 66 of Exhibit 1.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended August 31, 2010, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including financings and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2010 and 2009 were as follows:

Type of Service	Fiscal 2010	Fiscal 2009
Audit Fees	$2,058,600	$2,026,295
Audit-related Fees	235,031	—
Tax Fees	382,029	21,010
All Other Fees	16,425	—

Total	$2,692,085	$2,047,305

The audit related fees in fiscal 2010 were in respect of tax due diligence services related to the acquisition of the broadcasting business of Canwest Global Communications Corp. The tax fees paid in fiscal 2010 include tax advisory services in respect of the aforementioned acquisition and linear property tax compliance. The tax fees paid in fiscal 2009 were related to linear property tax compliance. The other fees paid in fiscal 2010 were in respect of training provided to certain employees for the upcoming transition to International Financial Reporting Standards (IFRS) in fiscal 2012.
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
For the fiscal year ended August 31, 2010, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.
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
See page 62 of Exhibit 2.
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
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated: November 5, 2010

EXHIBITS
The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document
1.	Audited consolidated balance sheets of the Registrant as at August 31, 2010 and 2009 and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008, together with the notes thereto and the auditors’ report thereon.

2.	Management’s Discussion and Analysis of the financial condition and operations of the Registrant with respect to the year ended August 31, 2010.

3.	Annual Information Form for the fiscal year ended August 31, 2010.

4.	Consent of Ernst & Young LLP.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 5, 2010.

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 5, 2010.