Form 40-F
period 2011-08-31
SHAW COMMUNICATIONS INC
filed 2011-11-29
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act Of 1934

☒	Annual Report Pursuant To Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2011

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

7.50% Senior Notes due 2013

6.50% Senior Notes due 2014

6.15% Senior Notes due 2016

5.70% Senior Notes due 2017

5.65% Senior Notes due 2019

5.50% Senior Notes due 2020

6.75% Senior Notes due 2039

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form            ☑ Audited annual financial statements

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2011:

Class A Participating Shares – 22,520,064 issued and outstanding

Class B Non-Voting Participating Shares – 415,216,348 issued and outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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

Yes  ☐             No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2011 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in the Corporation’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 70 of Exhibit 2.

AUDITOR ATTESTATION

See page 72 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2011, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including financings, regulatory reporting requirements and services related to the Sarbanes-Oxley Act of 2002), audit-related, tax and other services in the fiscal years ended August 31, 2011 and 2010 were as follows:

Type of Service	Fiscal 2011	Fiscal 2010
Audit Fees	$2,955,953	$2,058,600
Audit-related Fees	100,866	235,031
Tax Fees	393,579	382,029
All Other Fees	122,262	16,425

Total	$3,572,660	$2,692,085

Audit-related fees in fiscal 2011 were in respect of consultation on International Financial Reporting Standards (“IRFS”), while audit-related fees in fiscal 2010 were in respect of tax due diligence services related to the acquisition of the broadcasting business of Canwest Global Communications Corp. The tax fees paid in fiscal 2011 and 2010 include tax advisory services in respect of the aforementioned acquisition and linear property tax compliance. The other fees paid in fiscal 2011 related to project advisory services while other fees in fiscal 2010 were in respect of training provided to certain employees for the upcoming transition to IFRS in fiscal 2012.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

For the fiscal year ended August 31, 2011, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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

See page 68 of Exhibit 1.

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
Steve Wilson, Senior Vice President and Chief Financial Officer

Dated: November 29, 2011

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Management’s Discussion and Analysis of the financial condition and operations of the Registrant with respect to the year ended August 31, 2011.

2.	Audited consolidated balance sheets of the Registrant as at August 31, 2011 and 2010 and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2011, 2010 and 2009, together with the notes thereto and the auditors’ report thereon.

3.	Annual Information Form for the fiscal year ended August 31, 2011.

4.	Consent of Ernst & Young LLP.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 29, 2011.

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 29, 2011.