Form 40-F
period 2012-08-31
SHAW COMMUNICATIONS INC
filed 2012-11-30
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2012

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

☒ Annual information form            ☒ Audited annual financial statements

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2012:

Class A Participating Shares - 22,520,064 issued and outstanding

Class B Non-Voting Participating Shares - 421,188,697 issued and outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ☐            No  ☒

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Corporation, including its consolidated subsidiaries, on a regular basis, including during the period in which the Corporation’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2012 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Corporation’s disclosure controls and procedures were effective to ensure that the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in the Corporation’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 56 of Exhibit 2.

AUDITOR ATTESTATION

See page 58 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2012, there were no significant changes in the Corporation’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including financings, regulatory reporting requirements and services related to the Sarbanes-Oxley Act of 2002), audit-related, tax and other services in the fiscal years ended August 31, 2012 and 2011 were as follows:

Type of Service	Fiscal 2012	Fiscal 2011
Audit Fees	$2,915,180	$2,955,953
Audit-related Fees	387,083	100,866
Tax Fees	280,434	393,579
All Other Fees	—	122,262

Total	$3,582,697	$3,572,660

Audit-related fees for fiscal 2012 and 2011 relate to consultation on International Financial Reporting Standards (“IFRS”). The tax fees for fiscal 2012 relate to post-acquisition tax advisory services, linear property tax compliance and general tax advisory services and for fiscal 2011 relate to tax advisory services in respect of the acquisition of the broadcasting business of Canwest Global Communications Corp. and linear property tax compliance. The other fees for fiscal 2011 relate to project advisory services.

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

For the fiscal year ended August 31, 2012, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

CODE OF ETHICS

The Corporation has adopted a code of ethics (the “Shaw Business Conduct Standards”) that applies to all employees and officers, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of the Shaw Business Conduct Standards, as amended, is available on the Corporation’s website. To access the Shaw Business Conduct Standards, visit the Corporation’s website at www.shaw.ca and select “Investors,” then select “Corporate Governance,” and then select “Business Conduct Standards”. Except for the Shaw Business Conduct Standards, no information contained on the Corporation’s website shall be incorporated by reference in this Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 54 of Exhibit 1.

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
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated: November 29, 2012

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Management’s Discussion and Analysis of the financial condition and operations of the Registrant with respect to the year ended August 31, 2012.

2.	Audited consolidated statements of financial position of the Registrant as at August 31, 2012 and 2011 and September 1, 2010 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity, and statements of cash flows for the years ended August 31, 2012 and 2011, together with the notes thereto and the auditors’ report thereon.

3.	Annual Information Form for the fiscal year ended August 31, 2012.

4.	Consent of Ernst & Young LLP.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 29, 2012.

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 29, 2012.