Form 40-F
period 2013-08-31
SHAW COMMUNICATIONS INC
filed 2013-12-02
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2013

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

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2013:

Class A Participating Shares - 22,520,064 issued and outstanding

Class B Non-Voting Participating Shares - 430,306,542 issued and outstanding

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Corporation”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2013 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 56 of Exhibit 2.

AUDITOR ATTESTATION

See page 58 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2013, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a standing audit committee of the board of directors (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of Paul K. Pew (Chair), Gregory J. Keating, Jeffrey C. Royer and Carl E. Vogel.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company has determined that it has three audit committee financial experts serving on its Audit Committee. Each of Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation S-K. Each of Mr. Pew, Mr. Royer and Mr. Vogel is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company. The Securities and Exchange Commission has indicated that the designation of Mr. Pew, Mr. Royer and Mr. Vogel as an audit committee financial expert does not make any of Mr. Pew, Mr. Royer and Mr. Vogel an “expert” for any purpose, impose any duties, obligations or liability on Mr. Pew, Mr. Royer and Mr. Vogel that are greater than those imposed on members of the Audit Committee and board of directors of the Company who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP for audit (including separate audits of non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2013 and 2012 were as follows:

Type of Service	Fiscal 2013	Fiscal 2012
Audit Fees	$3,067,643	$2,915,180
Audit-related Fees	30,113	387,083
Tax Fees	166,575	280,434
All Other Fees	27,648	—

Total	$3,291,979	$3,582,697

Audit-related fees for fiscal 2013 and for fiscal 2012 relate to consultation on International Financial Reporting Standards (IFRS). The tax fees for fiscal 2013 relate to advisory services in respect of purchase and sale of assets and linear property tax compliance and for fiscal 2012 relate to post-acquisition tax advisory services, linear property tax compliance and general tax advisory services. The other fees for 2013 relate to advisory services in respect of an assessment of a third party data centre services provider.

The Audit Committee of the Company considered and agreed that the above fees are compatible with maintaining the independence of the Company’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

For the fiscal year ended August 31, 2013, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

CODE OF ETHICS

The Company has adopted a code of ethics (the “Business Conduct Standards”) that applies to all employees and officers, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of the Business Conduct Standards, as amended, is available on the Company’s website. To access the Business Conduct Standards, visit the Company’s website at www.shaw.ca and select “Investors”, then select “Corporate Governance” and then select “Business Conduct Standards”. Except for the Business Conduct Standards, no information contained on the Company’s website shall be incorporated by reference in this Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 54 of Exhibit 1.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

The Company has previously filed a Form F-X in connection with each class of securities to which the obligation to file this Form 40-F arises. Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.

By:	/s/ Steve Wilson
Steve Wilson,
Senior Vice President and Chief Financial Officer

Dated: November 29, 2013

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Management’s Discussion and Analysis of the financial condition and operations of the Registrant with respect to the year ended August 31, 2013.

2.	Audited consolidated statements of financial position of the Registrant as at August 31, 2013 and 2012 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2013 and 2012, together with the notes thereto and the auditors’ report thereon.

3.	Annual Information Form for the fiscal year ended August 31, 2013.

4.	Consent of Ernst & Young LLP.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 29, 2013.

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 29, 2013.