Form 40-F
period 2014-08-31
SHAW COMMUNICATIONS INC
filed 2014-12-02
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2014

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

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2014:

Class A Participating Shares - 22,520,064 issued and outstanding

Class B Non-Voting Participating Shares - 439,606,326 issued and outstanding

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2014 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 57 of Exhibit 2.

AUDITOR ATTESTATION

See page 59 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2014, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP for audit (including separate audits of non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2014 and 2013 were as follows:

Type of Service	Fiscal 2014	Fiscal 2013
Audit Fees	$2,917,080	$3,067,643
Audit-related Fees	126,353	30,113
Tax Fees	215,348	166,575
All Other Fees	—	27,648

Total	$3,258,781	$3,291,979

Audit-related fees for fiscal 2014 relate to due diligence in respect of the acquisition of ViaWest, Inc. and assurance services in respect of environmental reports and for fiscal 2013 relate to consultation on International Financial Reporting Standards (IFRS). The tax fees for fiscal 2014 relate to US tax advisory services in respect of the acquisition of Viawest, Inc., linear property tax compliance and general tax advisory services and for fiscal 2013 relate to advisory services in respect of purchase and sale of assets and linear property tax compliance. The other fees for 2013 relate to advisory services in respect of an assessment of a third party data centre services provider.

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

For the fiscal year ended August 31, 2014, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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

See page 55 of Exhibit 1.

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

SHAW COMMUNICATIONS INC.

By:	/s/ Rhonda Bashnick
Rhonda Bashnick
Senior Vice President, Finance

Dated: December 1, 2014

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Management’s Discussion and Analysis of the financial condition and operations of the Registrant with respect to the year ended August 31, 2014.

2.	Audited consolidated statements of financial position of the Registrant as at August 31, 2014 and 2013 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2014 and 2013, together with the notes thereto and the auditors’ report thereon.

3.	Annual Information Form for the fiscal year ended August 31, 2014.

4.	Consent of Ernst & Young LLP.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 1, 2014.

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 1, 2014.