Form 40-F
period 2015-08-31
SHAW COMMUNICATIONS INC
filed 2015-11-30
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2015

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

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2015:

Class A Participating Shares - 22,420,064 issued and outstanding

Class B Non-Voting Participating Shares - 451,471,562 issued and outstanding

Preferred Shares, Series A - 12,000,000 issued and outstanding

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2015 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 51 of Exhibit 2.

AUDITOR ATTESTATION

See page 53 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2015, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a standing audit committee of the board of directors (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of Michael W. O’Brien (Chair), George F. Galbraith, Richard R. Green and Jeffrey C. Royer.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company has determined that it has two audit committee financial experts serving on its Audit Committee. Each of Michael W. O’Brien and Jeffrey C. Royer has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation S-K. Each of Mr. O’Brien and Mr. Royer is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company. The Securities and Exchange Commission has indicated that the designation of each of Mr. O’Brien and Mr. Royer as an audit committee financial expert does not make either of Mr. O’Brien and Mr. Royer an “expert” for any purpose, impose any duties, obligations or liability on either of Mr. O’Brien and Mr. Royer that are greater than those imposed on members of the Audit Committee and board of directors of the Company who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2015 and 2014 were as follows:

Type of Service	Fiscal 2015	Fiscal 2014
Audit Fees	$3,579,281	$2,917,080
Audit-related Fees	302,610	126,353
Tax Fees	521,477	215,348

Total	$4,403,368	$3,258,781

Audit-related fees for fiscal 2015 relate to services in respect of service organization controls reports for the Company’s data centres, assurance services in respect of an environmental report and due diligence in respect of an acquisition and for fiscal 2014 relate to due diligence in respect of the acquisition of ViaWest, Inc. and assurance services in respect of environmental reports. The tax fees for fiscal 2015 relate to U.S. and general tax advisory services and linear property tax compliance and for fiscal 2014 relate to U.S. tax advisory services in respect of the acquisition of ViaWest, Inc., linear property tax compliance and general tax advisory services.

The Audit Committee considered and agreed that the above fees are compatible with maintaining the independence of the Company’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by Ernst & Young LLP and in such case, only with the prior approval of the Audit

Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

For the fiscal year ended August 31, 2015, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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

See page 49 of Exhibit 1.

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

SHAW COMMUNICATIONS INC.

By:	/s/ Vito Culmone
Vito Culmone
Executive Vice President & Chief Financial Officer

Dated: November 27, 2015

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Management’s Discussion and Analysis of the financial condition and operations for the year ended August 31, 2015.

2.	Audited consolidated statements of financial position as at August 31, 2015 and 2014 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2015 and 2014, together with the notes thereto and the auditors’ report thereon.

3.	Annual Information Form for the fiscal year ended August 31, 2015.

4.	Consent of Ernst & Young LLP.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 27, 2015.

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 27, 2015.