Form 40-F
period 2016-08-31
SHAW COMMUNICATIONS INC
filed 2016-11-28
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2016

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

3.15% Senior Notes due 2021

4.35% Senior Notes due 2024

6.75% Senior Notes due 2039

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form            ☒ Audited annual financial statements

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2016:

Class A Participating Shares - 22,420,064 issued and outstanding

Class B Non-Voting Participating Shares - 463,827,512 issued and outstanding

Preferred Shares, Series A - 10,012,393 issued and outstanding

Preferred Shares, Series B - 1,987,607 issued and outstanding

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2016 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 56 of Exhibit 2.

AUDITOR ATTESTATION

See page 58 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2016, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2016 and 2015 were as follows:

Type of Service	Fiscal 2016	Fiscal 2015
Audit Fees	$4,424,000	$3,579,281
Audit-related Fees	519,000	302,610
Tax Fees	1,326,000	521,477

Total	$6,269,000	$4,403,368

Audit-related fees for fiscal 2016 relate to service organization control reports for the Company’s data centres, assurance services in respect of an environmental report and for fiscal 2015 relate to services in respect of service organization controls reports for the Company’s data centres, assurance services in respect of an environmental report and due diligence in respect of an acquisition. The tax fees for fiscal 2016 relate to tax advisory services on acquisitions, dispositions, financing arrangements, linear property tax compliance, and general tax advisory services and for fiscal 2015 relate to U.S. and general tax advisory services and linear property tax compliance.

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

For the fiscal year ended August 31, 2016, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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
Vito Culmone
Executive Vice President & Chief Financial Officer

Dated: November 28, 2016

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

1.	Management’s Discussion and Analysis of the financial condition and operations for the year ended August 31, 2016.

2.	Audited consolidated statements of financial position as at August 31, 2016 and 2015 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2016 and 2015, together with the notes thereto and the auditors’ report thereon.

3.	Annual Information Form for the fiscal year ended August 31, 2016.

4.	Consent of Ernst & Young LLP.

5.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 28, 2016.

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 28, 2016.