Form 40-F
period 2018-08-31
SHAW COMMUNICATIONS INC
filed 2018-11-28
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2018

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

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2018:

Class A Participating Shares – 22,420,064 issued and outstanding

Class B Non-Voting Participating Shares – 484,194,344 issued and outstanding

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2018 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 68 of Exhibit 99.2.

AUDITOR ATTESTATION

See page 69 of Exhibit 99.2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2018, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the enhancements to the controls related to capitalized labour, as discussed in greater detail on page 66 of Exhibit 99.1 under the heading “Certification”.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2018 and 2017 were as follows:

Type of Service	Fiscal 2018	Fiscal 2017
Audit Fees	$3,374,000	$3,569,000
Audit-Related Fees	$94,000	$416,000
Tax Fees	$72,000	$651,000

Total	$3,540,000	$4,636,000

All amounts are in Canadian dollars unless otherwise stated.

Audit-related fees for fiscal 2018 relate to assurance services in respect of an environmental and regulatory report, and financing arrangements and for fiscal 2017 relate to service organization control reports for the Company’s data centres that were disposed of during the year, assurance services in respect of an environmental and regulatory report, and financing arrangements. The tax fees for fiscal 2018 relate to US and general tax advisory services and for fiscal 2017 relate to tax advisory services on dispositions, financing arrangements, linear property tax compliance, and general tax advisory services.

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

For the fiscal year ended August 31, 2018, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 65 of Exhibit 99.1.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Company is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the United States Department of Treasury Office of Foreign Assets Control, during the year ended August 31, 2018. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations. The Company is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended August 31, 2018.

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

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	Management’s Discussion and Analysis of the financial condition and operations for the year ended August 31, 2018.

99.2	Audited consolidated statements of financial position as at August 31, 2018 and 2017 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2018 and 2017, together with the notes thereto and the auditors’ report thereon.

99.3	Annual Information Form for the fiscal year ended August 31, 2018.

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 28, 2018.

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 28, 2018.

101	XBRL Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.

By:	/s/ Trevor English
Trevor English
Executive Vice President,
Chief Financial & Corporate Development Officer

Dated: November 28, 2018