Form 40-F
period 2019-08-31
SHAW COMMUNICATIONS INC
filed 2019-11-27
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2019

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

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011 (212) 894-8940

(Name, address (including zip code) and telephone number (including area code of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Class B Non-Voting Participating Shares	SJR	New York Stock Exchange

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

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2019:

Class A Participating Shares – 22,372,064 issued and outstanding

Class B Non-Voting Participating Shares – 494,389,771 issued and outstanding

Preferred Shares, Series A – 10,012,393 issued and outstanding

Preferred Shares, Series B – 1,987,607 issued and outstanding

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

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2019 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 81 of Exhibit 99.2

AUDITOR ATTESTATION

See page 82 of Exhibit 99.2

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2019, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the adoption of IFRS 15 Revenue from Contracts with Customers and the implementation of a new Enterprise Resource Planning system as discussed in greater detail on page 79 of Exhibit 99.1 under the heading “Certification”.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a standing audit committee of the board of directors (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of Michael W. O’Brien (Chair), Richard R. Green, Jeffrey C. Royer and Carl E. Vogel.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company has determined that it has three audit committee financial experts serving on its Audit Committee. Each of Michael W. O’Brien, Jeffrey C. Royer and Carl E. Vogel has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation S-K. Each of Mr. O’Brien, Mr. Royer and Mr. Vogel is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company. The Securities and Exchange Commission has indicated that the designation of each of Mr. O’Brien, Mr. Royer and Mr. Vogel as an audit committee financial expert does not make each of Mr. O’Brien, Mr. Royer and Mr. Vogel an “expert” for any purpose, impose any duties, obligations or liability on any of Mr. O’Brien, Mr. Royer and Mr. Vogel that are greater than those imposed on members of the Audit Committee and board of directors of the Company who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, and Sarbanes-Oxley Act-related services), audit-related (including financings and regulatory reporting requirements), tax and other services in the fiscal years ended August 31, 2019 and 2018 were as follows:

Type of Service	Fiscal 2019	Fiscal 2018
Audit Fees	$3,356,175	$3,374,000
Audit-Related Fees	$145,554	$94,000
Tax Fees	$127,020	$72,000

Total	$3,628,749	$3,540,000

Audit-related fees for fiscal 2019 and 2018 relate to assurance services in respect of an environmental and regulatory report, and services performed in conjunction with senior note and securities offerings. The tax fees for fiscal 2019 and 2018 relate to general tax advisory services.

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

For the fiscal year ended August 31, 2019, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 78 of Exhibit 99.1

COMPLIANCE WITH NYSE GOVERNANCE LISTING STANDARDS

A summary of significant ways corporate governance practices followed by the Company differ from the corporate governance practices required to be followed by U.S. companies under the New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Company’s website. To access the summary, visit the Company’s website at www.shaw.ca and select “Investor Relations”, then select “Corporate Governance” and then select “Compliance with NYSE Governance Listing Standards”.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Company is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the U.S. Department of Treasury Office of Foreign Assets Control, during the year ended August 31, 2019. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations. The Company is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended August 31, 2019.

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

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	Management’s Discussion and Analysis of the financial condition and operations for the year ended August 31, 2019.

99.2	Audited consolidated statements of financial position as at August 31, 2019 and 2018 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2019 and 2018, together with the notes thereto and the auditors’ report thereon.

99.3	Annual Information Form for the fiscal year ended August 31, 2019.

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 27, 2019.

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 27, 2019.

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.

By:	/s/ Trevor English
Trevor English
Executive Vice President,
Chief Financial & Corporate Development Officer

Dated: November 27, 2019