Form 40-F
period 2020-08-31
SHAW COMMUNICATIONS INC
filed 2020-10-30
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2020

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Non-Voting Participating Shares	SJR	New York Stock Exchange

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

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2020:

Class A Participating Shares – 22,372,064 issued and outstanding

Class B Non-Voting Participating Shares – 490,632,833 issued and outstanding

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

DISCLOSURE CONTROLS AND PROCEDURES

Shaw Communications Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2020 is being prepared. The Executive Chair & Chief Executive Officer (the “Chief Executive Officer”) and Executive Vice President, Chief Financial and Corporate Development Officer (the “Chief Financial Officer”) have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

See page 79 of Exhibit 2.

AUDITOR ATTESTATION

See page 80 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2020, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than effective September 1, 2019, the Company adopted IFRS 16 Leases and implemented a new system, policies, and controls to enable compliance with the IFRS 16 requirements.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, and Sarbanes-Oxley Act-related services), audit-related (including financings and regulatory reporting requirements), tax and other services in the fiscal years ended August 31, 2020 and 2019 were as follows:

Type of Service	Fiscal 2020	Fiscal 2019
Audit Fees	$3,582,840	$3,734,424
Audit-Related Fees	$231,045	$127,020
Tax Fees	$78,250	$145,554

Total	$3,892,135	$4,006,998

Audit-related fees for fiscal 2020 and 2019 relate to services performed in conjunction with senior note and securities offerings services and assurance services in respect of an environmental and regulatory report. The tax fees for fiscal 2020 and 2019 related to general tax advisory services.

The Audit Committee considered and agreed that the above fees are compatible with maintaining the independence of the Company’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until it is ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee at its next regularly scheduled quarterly meeting.

For the fiscal year ended August 31, 2020, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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

See page 76 of Exhibit 1.

COMPLIANCE WITH NYSE GOVERNANCE LISTING STANDARDS

A summary of significant ways corporate governance practices followed by the Company differ from the corporate governance practices required to be followed by U.S. companies under the New York Stock Exchange’s listing standards (disclosure required by Section 303A.11 of the NYSE Listed Company Manual) is available on the Company’s website. To access the summary, visit the Company’s website at www.shaw.ca and select “Investor Relations”, then select “Corporate Governance” and then select “Compliance with NYSE Corporate Governance Listing Standards”.

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

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	Management’s Discussion and Analysis of the financial condition and operations for the year ended August 31, 2020.

99.2	Audited consolidated statements of financial position as at August 31, 2020 and 2019 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2020 and 2019, together with the notes thereto and the auditors’ report thereon.

99.3	Annual Information Form for the fiscal year ended August 31, 2020.

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated October 30, 2020.

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated October 30, 2020

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.
By:	/s/ Trevor English
Trevor English
Executive Vice President,
Chief Financial & Corporate Development Officer

Dated: October 30, 2020