Form 40-F
period 2021-08-31
SHAW COMMUNICATIONS INC
filed 2021-10-29
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
40-F

Check One
☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2021
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
Suite 900, 630 – 3
rd
Avenue S.W., Calgary, Alberta, Canada T2P 4L4
(403)
750-4500
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 Eighth Avenue, 13
th
Floor, New York, NY 10011 (212)
894-8940
(Name, address (including zip code) and telephone number (including area code of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Titl e of each class	Name of each ex change on which registered
Class B Non-Voting Participating Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
6.75% Senior Notes due 2039
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒
  Annual information form
☒
  Audited annual financial statements

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2021:
Class A Participating Shares

– 22,372,064 issued and outstanding
Class B Non-Voting Participating Shares –

476,537,262 issued and outstanding
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
under the
Exchange Act
) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form
40-F
relating to financial results for the fiscal year ended August 31, 2021 is being prepared. The Executive Chair & Chief Executive Officer (the “Chief Executive Officer”) and Executive Vice President, Chief Financial and Corporate Development Officer (the “Chief Financial Officer”) have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the
Exchange Act
, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS
See page 74 of Exhibit 2.

AUDITOR ATTESTATION
See page 75 of Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended August 31, 2021, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a standing audit committee of the board of directors (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the
Exchange Act
. The Audit Committee consists of Carl E. Vogel (Chair), Richard R. Green, Jeffrey C. Royer, and Michael W. O’Brien.

AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Company has determined that it has three audit committee financial experts serving on its Audit Committee. Each of Carl E. Vogel, Michael W. O’Brien, and Jeffrey C. Royer has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation
S-K.
Each of Mr. Vogel, Mr. O’Brien, and Mr. Royer is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company. The Securities and Exchange Commission has indicated that the designation of each of Mr. Vogel, Mr. O’Brien, and Mr. Royer as an audit committee financial expert does not make each of Mr. Vogel, Mr. O’Brien, and Mr. Royer an “expert” for any purpose, impose any duties, obligations or liability on any of Mr. Vogel, Mr. O’Brien, and Mr. Royer that are greater than those imposed on members of the Audit Committee and board of directors of the Company who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly
owned entities, and Sarbanes-Oxley
Act-related
services), audit-related (including financings and regulatory reporting requirements), tax and other services in the fiscal years ended August 31, 2021 and 2020 were as follows:

Type of Service	Fiscal 2021	Fiscal 2020
Audit Fees	$3,517,40	$3,582,840
Audit-Related Fees	$44,895	$231,045
Tax Fees	$994,724	$78,250

Total	$4,556,759	$3,892,135

Audit-related fees for fiscal 2021 relate to assurance services in respect of an environmental and regulatory report and for fiscal 2020 relate to services performed in conjunction with senior note and securities offerings and assurance services in respect of an environmental and regulatory report. The tax fees for fiscal 2021 relate to tax advisory services on the proposed transaction with Rogers Communications Inc. and general tax advisory services and for fiscal 2020 relate to general tax advisory services.
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
For the fiscal year ended August 31, 2021, none of the services described above were approved by the Audit Committee pursuant to the “
de minimus
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
See page 70 of Exhibit 1.

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

SIGNATURES
Pursuant to the requirements of the
Exchange Act
, the registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this Form
40-F
to be signed on its behalf by the undersigned, thereto duly authorized.

SHAW COMMUNICATIONS INC.
By:	/s/ Trevor English
Trevor English
Executive Vice President,
Chief Financial & Corporate Development Officer
Dated: October 29, 2021

EXHIBITS
The following documents are filed as exhibits to this Form
40-F:

Exhibit Number	Document

99.1	Management’s Discussion and Analysis of the financial condition and operations for the year ended August 31, 2021.

99.2	Audited consolidated statements of financial position as at August 31, 2021 and 2020 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2021 and 2020, together with the notes thereto and the auditors’ report thereon.

99.3	Annual Information Form for the fiscal year ended August 31, 2021.

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated October 29, 2021.

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated October 29, 2021.

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit)