Form 40-F
period 2022-08-31
SHAW COMMUNICATIONS INC
filed 2022-11-29
CIK 932872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
40-F

Check One
☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2022
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
Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class B Non-Voting Participating Shares	SJR	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title
of
Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
6.75% Senior Notes due 2039
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒

Annual
information form

☒
  Audited annual financial statements

The following are the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2022:
Class A Participating Shares – 22,372,064 issued and outstanding
Class B Non-Voting Participating Shares – 477,175,098 issued and outstanding
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the
Exchange Act
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

☒

Auditor Name: Ernst & Young LLP	Auditor Location: Calgary, Alberta	Auditor Firm ID: 1263

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Evaluation of disclosure controls and procedures and internal control over financial reporting. Shaw Communications Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the chief executive officer and chief financial officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended August 31, 2022 is being prepared. The Executive Chair & Chief Executive Officer (the “Chief Executive Officer”) and Executive Vice President, Chief Financial and Corporate Development Officer (the “Chief Financial Officer”) have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which are further described below.

B. Management’s report on internal control over financial reporting. Management determined it did not design and maintain effective controls with respect to the validation of information produced by the entity (“IPE”) used in the performance of various controls. In addition, management identified a deficiency in the operating effectiveness of controls over the capitalization of internal labour. While there were no significant accounting errors identified as a result of the Company’s control deficiencies with respect to IPE or capitalized internal labour in any period, management concluded these deficiencies resulted in material weaknesses.

Management is actively implementing remediation efforts to address the material weaknesses identified above. Management is implementing processes to validate and document the accuracy and completeness of IPE used in the execution of internal controls involving key spreadsheets and reports created from data extracted from the Company’s information systems. The Company will redesign controls as needed, including controls over the validation and documentation of IPE used in the performance of various controls. Management will also work with control owners to ensure the quality of evidence retained to support the capitalization of internal labour and controls over completeness and accuracy IPEs is sufficient and retained.

See page 73 of Exhibit 99.2 for the complete Management’s Report on Internal Control over Financial Reporting.

C. Changes in internal control over financial reporting. During the fiscal year ended August 31, 2022, other than the items described above, there were no significant changes in the Company’s internal control over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

D. Auditor Attestation. See page 74 of Exhibit 99.2 for the Company Auditor’s Report on Internal Control over Financial Reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, and Sarbanes-Oxley Act-related services), audit-related (including financings and regulatory reporting requirements), tax and other services in the fiscal years ended August 31, 2022 and 2021 were as follows:

Type of Service	Fiscal 2022	Fiscal 2021
Audit Fees	$3,752,565	$3,517,140
Audit-Related Fees	$710,550	$44,895
Tax Fees	$419,795	$994,724
All Other Fees	$417,565	—

Total	$5,300,475	$4,556,759

Audit-related fees for fiscal 2022 relate to assurance services in respect of carve-out financial statements in support of the Freedom Transaction, an environmental report, and a regulatory report and for fiscal 2021 relate to assurance services in respect of an environmental and regulatory report.

The tax fees for fiscal 2022 and 2021 relate to tax advisory services on the Rogers-Shaw Transaction and general tax advisory services. All other fees for fiscal 2022 relate to due diligence support related to the Freedom Transaction.

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

For the fiscal year ended August 31, 2022, none of the services described above were approved by the Audit Committee pursuant to the “de minimus exception” set forth in Rule 2-01, paragraph (c)(7)(i)(C) of Regulation S-X.

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

See page 69 of Exhibit 99.1.

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
Trevor English
Executive Vice President,
Chief Financial & Corporate Development Officer

Dated: November 29, 2022

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	Management’s Discussion and Analysis of the financial condition and operations for the year ended August 31, 2022.

99.2	Audited consolidated statements of financial position as at August 31, 2022 and 2021 and statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended August 31, 2022 and 2021, together with the notes thereto and the auditors’ report thereon.

99.3	Annual Information Form for the fiscal year ended August 31, 2022.

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated November 29, 2022.

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated November 29, 2022.

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit)